Exhibit 99.7

SIMPSON THACHER & BARTLETT LLP

AMERICAN LAWYERS

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE: (852) 2869-7694

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(852) 2514-7650	CLIN@STBLAW.COM

August 8, 2011

CONFIDENTIAL

Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Paul Dudek, Esq. – Chief

Re:                             Wowo Limited

                                                Confidential Submission of Registration Statement on Form F-1

Dear Mr. Dudek:

On behalf of our client, Wowo Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith ten (10) copies of a draft Registration Statement on Form F-l (the “Registration Statement”), including certain exhibits thereto, relating to a proposed initial public offering of American depositary shares representing the Company’s ordinary shares. The Company’s American depositary shares are expected to be listed on the NASDAQ Global Market.

As permitted pursuant to the procedures of the Securities and Exchange Commission (the “Commission”) for foreign private issuers, the Registration Statement is being submitted to the staff of the Commission (the “Staff”) in a draft form and on a confidential basis.

Leiming Chen   Philip M.J. Culhane   Chris Lin   Patrick J. Naughton   Sinead O’Shea   Jin Hyuk Park   Youngjin Sohn   Kathryn King Sudol

Resident Partners

Admitted in New York

NEW YORK   BEIJING   LONDON   LOS ANGELES   PALO ALTO   WASHINGTON, D.C.   TOKYO

SIMPSON THACHER & BARTLETT LLP IS A REGISTERED LIMITED LIABILITY PARTNERSHIP ESTABLISHED UNDER THE LAWS OF THE
STATE OF NEW YORK. THE PERSONAL LIABILITY OF OUR PARTNERS IS LIMITED TO THE EXTENT PROVIDED IN SUCH LAWS.
ADDITIONAL INFORMATION IS AVAILABLE UPON REQUEST OR AT WWW.SIMPSONTHACHER.COM

On behalf of the Company, we hereby request confidential treatment of the Registration Statement that we are submitting herewith, and any supplemental information or correspondence relating thereto that is marked “Confidential Treatment Requested.”  This confidential treatment request is made under the Freedom of Information Act (the “FOIA”) pursuant to Title 17 C.F.R. §200.83.  It is our understanding that, pursuant to the FOIA regulations, (i) no determination as to the merits of our request for confidential treatment will be made at this time, and (ii) if the Staff receives a request for any of the information subject to the request for confidential treatment, we will be notified and provided with the opportunity to substantiate our request for confidential treatment.  Any questions relating to the request for confidential treatment, and all notices issued with respect thereto, should be directed to the undersigned at Simpson Thacher & Bartlett LLP.

Beijing Wowotuan Information Technology Co., Ltd. (“Beijing Wowo Tuan”), a consolidated affiliated entity of the Company, commenced its business operations in March 2010. Beijing Wowo Tuan was acquired by Mr. Maodong Xu, the Chief Executive Officer of the Company, and Ms. Fang Zhou, the wife of Mr. Maodong Xu, on December 31, 2010.   In January 2011, Ms. Fang Zhou transferred her shares in Beijing Wowo Tuan for no consideration to Mr. Tianqing Xu, the brother of Mr. Maodong Xu, who subsequently transferred such shares to Mr. Maodong Xu for no consideration. In the early stage of its business development, the Company pursued a strategy of growth through acquisition of local group buying service providers in selected Chinese cities. From December 31, 2010 to June 30, 2011, the Company and Beijing Wowo Tuan acquired controlling equity interests in 23  local group buying service providers, 12 of which the Company believes to be significant subsidiaries as such term is defined under Rules 1-02(w) of Regulation S-X.

The Company has presented in the draft Registration Statement (i) the audited consolidated financial statements for Beijing Wowo Tuan for the year ended December 31, 2009 (predecessor) and as of December 31, 2009 (predecessor) and for the year ended December 31, 2010 (predecessor) and as of December 31, 2010 (successor); (ii) the audited financial statements of the 12 businesses which were acquired by the Company in the period from December 31, 2010 to April 2011, as of and for the year ended December 31, 2010 for purposes of Rule 3-05 of Regulation S-X; and (iii) unaudited pro forma financial information of Beijing Wowo Tuan for the year ended December 31, 2010, which is presented in accordance with the relevant requirements under Article 11 of Regulation S-X to give effect primarily to the acquisitions. The Company also advises the Staff that it will present in the Registration Statement, in a subsequent submission, its consolidated financial statements and pro forma financial statements as of and for the interim period ended June 30, 2010 and 2011 or September 30, 2010 and 2011, depending on the timing of the Offering, to comply with Rule 3-12 and Rule 11-02 of Regulation S-X.

If it would facilitate the Staff’s review of the Registration Statement, we would be pleased to provide an electronic copy in PDF form.

*                              *                              *

2

If you have any questions regarding the Registration Statement, please do not hesitate to contact me at +852 2514-7650, or my colleagues Daniel Fertig at +852 2514-7660 and Yu Wang at +86 10 5965 2979.

Questions pertaining to accounting and auditing matters should be directed to Yan Wang at +86 (10) 8520-7162 or Teresa Sit at +86 (10) 8520-7141 of Deloitte Touche Tohmatsu, an independent registered public accounting firm.

Very truly yours,

/s/ Chris Lin
Chris Lin

Enclosures

cc:	Maodong Xu, Chairman of the Board of Directors and Chief Executive Officer Daniel Mingdong Wu, Chief Financial Officer
Wowo Limited

James C. Lin, Esq.
Davis Polk & Wardwell LLP

Yan Wang
Deloitte Touche Tohmatsu CPA Ltd.

3

SIMPSON THACHER & BARTLETT LLP

AMERICAN LAWYERS
ICBC TOWER, 35TH FLOOR
3 GARDEN ROAD
HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(852) 2514-7650	clin@stblaw.com

September 23, 2011

CONFIDENTIAL

Amanda Ravitz

Tom Jones

Mary Beth Breslin

Eric Atallah

Kevin Vaughn

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Wowo Limited

Confidential Draft Registration Statement on Form F-1 Submitted on August 10, 2011

Dear Ms. Ravitz, Mr. Jones, Ms. Breslin, Mr. Atallah and Mr. Vaughn:

On behalf of our client, Wowo Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), we enclose ten (10) copies of the Company’s revised draft registration statement on Form F-1 (the “Revised Registration Statement”) for review by the Securities and Exchange Commission (the “Commission”) on a confidential basis. The Revised Registration Statement has been marked to show changes to the initial draft registration statement confidentially submitted to the Commission on August 10, 2011. On behalf of the Company, we wish to thank you and the other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

Leiming Chen   Philip M.J. Culhane   Chris Lin   Sinead O’Shea   Jin Hyuk Park   Youngjin Sohn   Kathryn King Sudol
Resident Partners
Admitted in New York

NEW YORK   BEIJING   LOS ANGELES   LONDON   PALO ALTO   SÃO PAULO   TOKYO   WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT LLP IS A REGISTERED LIMITED LIABILITY PARTNERSHIP ESTABLISHED UNDER THE LAWS OF THE
STATE OF NEW YORK. THE PERSONAL LIABILITY OF OUR PARTNERS IS LIMITED TO THE EXTENT PROVIDED IN SUCH LAWS.
ADDITIONAL INFORMATION IS AVAILABLE UPON REQUEST OR AT WWW.SIMPSONTHACHER.COM

The Company has responded to all of the Staff’s comments by revising the initial draft Registration Statement to comply with the comments, providing an explanation if the Company has not so revised the initial draft Registration Statement, or providing supplemental information as requested. In addition to the amendments made in response to the Staff’s comments, the Company has also revised the initial draft Registration Statement to reflect developments since the time of the initial confidential submission. The Company has also included the unaudited consolidated financial statements for six months ended June 30, 2010 (predecessor) and June 30, 2011 (successor) in the Revised Registration Statement.

Set forth below are the Company’s responses to the comments contained in the letter dated September 6, 2011 from the Staff. The comments are retyped in italicized bolded type below for your ease of reference and are followed by a summary of the responsive actions taken. We have included page numbers to refer to the location of the Revised Registration Statement where the disclosure addressing a particular comment appears.

Overview, page 1

1.                                      Please revise here and in your Business section to clarify the development status of the products and services mentioned in the last two paragraphs on page 1, and to the extent you have not yet earned revenue from these products, please revise to clearly state as such, In this regard, we note your disclosure on page 17 that you were planning to launch Wowo Platform in August 2011, that you are currently in the process of installing your guest electronic management system (GEM) at selected merchant clients’ sites, and that you will explore ways to monetize GEM “once the installation reaches a critical mass.”

The Company has revised the referenced disclosure on pages 1, 2, 97 and 98 in response to the Staff’s comment.

2.                                      We note your presentation on page 2 of your net revenues for the period ended December 31, 2010. Please revise to disclose your net loss for the period.

The Company has added the referenced disclosure on pages 2, 62 and 98 in response to the Staff’s comment.

3.                                      Please provide us with independent, objective support the description of your company as a “leading” provider of local social e-commerce services in China here and throughout your document, and clarify what you mean by “pure group buying service providers.”

Provide similar support for your statement on page 2 that you acquired 23 “leading” local group buying service providers since December 31, 2010 and that you have established a “well-known brand name.” Finally, please revise the document to disclose the bases for these determinations.

The Company has added disclosure of the latest issue of an independent third-party report by www.tuan800.com, or the Tuan800 Report, on pages 1, 61, 97, 98 and 106 in response to the Staff’s comment on the Company’s status as a leading group buying service provider.

The Company has removed references to “pure group buying service providers” and “leading” local group buying service providers in response to the Staff’s comment.

The Company has revised the referenced disclosure on recognition of the Company’s brand on page 2 and 98 in response to the Staff’s comment.

4.                                      Please provide us with copies of the sources of all third-party data included in the prospectus. Please mark the materials so that they are keyed to the disclosure. Also tell us how you confirmed the data reflects the most recent available information, whether the data is publicly available, whether you paid for the compilation of the data, whether the data was prepared for use in the registration statement, and whether the authors of the data consented to your use of it in the registration statement. If you were affiliated with the preparation of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

In response to the Staff’s comment, the Company has provided in Annex A hereto marked copies of the sources of all third-party data included in the Revised Registration Statement, which cross-reference each statement with the underlying factual support provided. Since some of the third-party materials are in Chinese, the Company has prepared English translation of the applicable portions of the third-party materials to facilitate the Staff’s review.

The Company confirms that the latest issue of the Tuan800 Report reflects the most recent available information for August 2011, as disclosed in the Revised Registration Statements. The Tuan800 Report was independently prepared and is publicly available on the website www.tuan800.com. The data from the National Bureau of Statistics of China is also publicly available on the official website of the National Bureau of Statistics of China at www.stats.gov.cn. The Company will file consents of Analysis International, an independent third party consultant commissioned by us that prepared the Analysys Report (as defined in the Revised Registration Statement) in the subsequent filing.

Our Competitive Advantages, page 2

5.                                      We note your summary contains a lengthy description of your market, competitive advantages and strategy, and that identical disclosure appears later in your prospectus. This detailed information is better suited for the body of the prospectus. Please revise. Further, given your limited operating history, please tell us why you believe the extensive discussion of your competitive advantages pages 2 - 4 is appropriate. For example, we note you cite your GEM as a competitive advantage when you indicate on page 17 that you are currently in the process of installing the system at your clients’ sites. We also note the significant challenges mentioned in the bullet points on page 5 and the factors affecting your results of operations discussed on page 60.

The Company has revised the referenced disclosure on competitive strengths and strategies on page 3 to remove the extensive discussion from the summary section.

The Company further respectfully submits to the Staff that the Company believes that although it has limited operating history, it has established itself as a leading group buying service provider in China and has unique competitive advantages for the following reasons: First, the group buying industry in China has a limited history, as the first group buying deal was offered in China in March 2010. However, the group buying industry in China has experienced exponential growth and attracted numerous participants since its inception, during which period the Company has emerged as a market leader. According to the Tuan800 Report, the Company was the leading group service provider in China in August 2011, in terms of transaction amount of both total group buying coupons and group buying coupons for local services that were sold on 55tuan.com. Second, to the Company’s best knowledge, it is the only group buying service provider in China that implements a guest electronic management system which the Company believes provides it a unique competitive advantage, both in terms of building strategic relationships with local merchant clients and enhancing subscriber experiences based on results and feedbacks the Company received on the early stage of operation of GEM. The Company has deployed 1,977 GEMs by the end of August 2011 and is continuing to expand the GEM coverage.

Operating Data, page 11

6.                                      Here and elsewhere in your document, as appropriate, where you provide the total number of featured deals and Wowo Coupons sold, revise to balance your disclosure by also presenting related expenses or otherwise providing metrics that reflect the profitability of the Wowo Coupon deals to you, such as average gross profit earned per Wowo Coupon sold. Also, given your disclosure on page 59 that the number of subscribers does not take into consideration the activity level of the subscriber, please tell us why you do not also quantify the number of active subscribers. Finally, please separately quantify the number of coupons sold and the number that are claimed for refund.

The Company respectfully submits to the Staff that the profit for each Wowo Coupon sold is the portion of the revenues the Company retained after paying agreed-upon fees to the featured merchant client. The Company has been offering a wide variety of group buying deals and the profit for each Wowo Coupon, which is individually negotiated on a per deal basis, varies significantly. As a result, the Company does not believe that average gross profit earned per Wowo Coupon sold, if calculated by dividing gross profit with total number of Wowo Coupons sold in a given period, would be a meaningful operating metric. The Company has added disclosure on gross margins on page 65 in response to the Staff’s comment.

The Company has added the relevant disclosure on active subscribers on pages 5, 10, 60, 62 and 63 in response to the Staff’s comment.

The Company has revised the referenced disclosure to quantify the number of Wowo Coupons sold that were not claimed for refund on pages 10, 60, and 63 in response to the Staff’s comment. The Company respectfully submits to the Staff that the number of Wowo Coupons that are claimed for refund is insignificant compared with the total number of Wowo Coupons sold in any given period, and the Company does not believe it to be a meaningful operating metric. For example, for the month ended June 30, 2011, 33,500 Wowo Coupons were claimed for refund, representing only 1.7% of the 1.97 million total Wowo Coupons sold in that month.

Risk Factors, page 12

7.                                      We note that you have applied for listing on the NASDAQ Global Market. If you intend to rely on exchange rules that permit foreign private issuers to follow their home country requirements to some extent concerning corporate governance issues, then provide a risk factor that discloses this reliance and describes the corporate governance matters affected.

The Company has added the referenced risk factor on page 44 in response to the Staff’s comment.

8.                                      Please add a risk factor to highlight, if applicable, that your existing shareholders may have substantial control over you after this offering.

The Company has added the referenced risk factor on page 44 in response to the Staff’s comment.

We may be required to acquire the remaining equity interest, page 16

9.                                      We note your disclosure that since December 31, 2010 you entered into agreements with 23 local group buying service providers to jointly establish new companies in which Beijing Wowo Tuan holds controlling equity interests or to acquire the local businesses. We further note that some of the agreements contain a provision which allows the original shareholders to request that you acquire the remaining interests in the acquired business at a price based on pre-determined formulas. Please expand the appropriate section of your document to discuss the material terms of these agreements, and file them as exhibits or explain why you do not believe you are required to file them.

The Company respectfully submits to the Staff that the Company has renegotiated the acquisition agreements with relevant parties or has acquired all outstanding equity interests from the original shareholders and, as of August 31, 2011, no acquisition agreement contains any provision which allows the original shareholders to request the Company to acquire the remaining interests in the acquired business.

We rely on third parties payment processing service providers, page 20

10.                               Please clarify whether you have a written agreement with Alipay and, if so, file it as an exhibit to the registration statement. Also, please expand the appropriate section to discuss the material terms of your arrangement with Alipay.

The Company respectfully submits to the Staff that the English translation of the form agreement between Beijing Wowo Tuan and Alipay is filed as Exhibit 10.21 to the Revised Registration Statement and it has expanded discussions on the material terms of the agreement with Alipay on page 19.

Any failure by our consolidated affiliated entities, page 26

11.                               We note your references here and elsewhere to being advised by Commerce & Finance Law Offices, your PRC counsel. If you are relying on an opinion, please file it and include consent from counsel. Please ensure that it discusses whether the corporate structure you describe and your contractual relationships with PRC entities are sufficient to satisfy PRC regulatory requirements for foreign-owned public companies. Please also ensure that is makes clear whether the 2011 transactions disclosed on page 53 require approval. If you are not relying on an opinion, please ensure that you file a consent and revise your disclosure to discuss the basis for your reliance on the advice you have received.

The Company respectfully submits to the Staff that for the referenced disclosure the Company is relying on the legal opinion of its PRC counsel, a draft of which is filed as Exhibit 99.2 to the Revised Registration Statement.

Under the PRC enterprise income tax law, we may be classified, page 33

12.                               Here or elsewhere, for example, under “People’s Republic of China Taxation,” please make clear the “certain specific criteria” included in Circular 82 and provide an assessment of how the criteria would or would not apply to your business.

The Company has revised the referenced disclosure on page 32 in response to the Staff’s comment.

Risks Relating to our ADSs and This Offering. page 37

13.                               Please include a risk factor that discloses the risks and consequences to investors should you amend or terminate the deposit agreement without their consent, as you disclose on page 8.

The Company has added the referenced risk factor on page 45 in response to the Staff’s comment.

Use of Proceeds. page 46

14.                               Please provide more specific and quantified information regarding your intended use of the offering proceeds.

The Company has revised the referenced disclosure on pages 7 and 47 in response to the Staff’s comment.

Dilution, page 49

15.                               It appears that certain information to be included in this section is available based on the financial statements included in the filing, including your net tangible book value as of December 31, 2010. Please revise the filing to include any information that can currently be calculated.

The Company has added the referenced disclosure on page 50 in response to the Staff’s comment.

16.                               Please revise to disclose how the data in the table on page 50 and the following paragraph would change assuming the exercise of all options mentioned in the paragraph preceding the table.

The Company has added the referenced disclosure on page 51 in response to the Staff’s comment.

Enforceability of Civil Liabilities. page 51

17.                               Please revise your discussion as follows:

•                                          Discuss all material jurisdictions as necessary, for example, Hong Kong or the British Virgin Islands. See Item 101(g) of Regulation S-K;

•                                          Clarify your reference to the Cayman Islands having an “effective” judicial system;

•                                          State whether there are treaties that may be relied upon between the PRC and the Cayman Islands; and

•                                          Make clear whether or how shareholders may originate a cause of action in the PRC.

The Company has revised the referenced disclosures on pages 52 and 53 in response to the Staff’s comments. The Company further confirms that it has discussed all material jurisdictions in this section in accordance with requirements under Rule 101(g) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results... page 58

Critical Accounting Policies. page 62

— Revenue Recognition, page 62

18.                               We note from your disclosures on page 2 that you offer a “completely open return policy for unused Wowo Coupons.” We also note your disclosures on page 65 regarding a significant deficiency in your internal control over financial reporting regarding insufficient capacity of your system to track sales return information. Finally, we note your disclosure on page 16 that starting from January 2011, you set aside 3% of the purchase price for refund purposes for each group buying deal. Please address the following:

•                  Revise your disclosures here and in your revenue recognition disclosures on page F-11 to more clearly describe how you account for the refund rights you offer to your customers. Explain how you determine the amount to accrue for the right of return and refund. Separately discuss your policies prior to January 2011 and subsequent to January 2011.

•                  In light of the significant deficiency noted regarding your ability to track sales return information, explain to us in greater detail why you believe you are able to reasonably estimate returns at the time of revenue recognition. Specifically explain to us how you analyzed the factors listed in FASB ASC 605- 15- 25- 3 in determining that you are able to make a reasonable estimate of returns.

•                  Regarding the period beginning in January 2011, explain to us how you concluded that 3% of sales represented an appropriate accrual rate for refunds.

•                  Revise your disclosures here to more clearly describe the impact of the significant estimates for refunds on your statement of operations and your financial condition. Explain specifically why the estimates bear the risk of change. Analyze, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate has been in the past, how much the estimate has changed in the past and whether the estimate is reasonably likely to change in the future. Refer to SEC Release 33-8350.

The Company has revised the referenced disclosure on its accounting policies for the refund rights on pages 64, F-17 and F-53.

For the period prior to January 2011, Wowo Group Limited, its subsidiaries and its variable interest entity (“VIE”) (collectively, the “Group”) generally did not allow a subscriber to claim refund unless the subscriber found any defects or damages on goods or mistakes in services after redemption of Wowo Coupon. The management of the Group believes such refund were minimal. The Group recognizes revenue when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the selling price is fixed or determinable; and collectability is reasonably assured. These criteria generally are met when (i) the number of participating subscribers reaches the minimum requirement as previously agreed upon with the merchants; (ii) the participating subscribers have made their payments to the Group; and (iii) the Group has released the electronic coupons for the agreed discounted prices to the participating subscribers. The actual amount of refund due to claims of defects or damages on goods or mistakes in services in relation to coupons sold in 2010 was US$58,803 and was recorded in the statement of operations since the actual amount of refund was known as of the date of the Company’s financial statement was issued. As a result, no management estimation for return and refund was deemed necessary during that period.

To enhance the subscriber experience and service quality, starting from January 2011, the Company offer subscribers refunds on Wowo coupons they have purchased, if a subscriber is not satisfied with the goods or services after redemption, or if a subscriber has not redeemed a Wowo Coupon upon its expiration.

Based on our experience for the six months ended June 30, 2011, generally, a Wowo Coupon can be returned and claimed for refund when such Wowo Coupon is not redeemed upon the expiration of redemption period or if the subscriber is not satisfied with the goods or services upon redemption of such Wowo Coupon.

•                  For Wowo Coupons that were not redeemed upon the expiration of redemption period, based on the Company’s policy starting in January 2011, subscribers may seek refund within 20 days after expiration of redemption period of Wowo Coupons. The typical redemption period of Wowo Coupons is one to three months. The management analyzes subscribers’ redemption pattern monthly. Based on the analysis, the amount of refund attributable to unredeemed coupon was $7,608,386 as of June 30, 2011.

•                  A subscriber needs to call the Company’s customer service center right away at the local merchant’s site when such subscriber wants to claim refund due to dissatisfaction with services, or within 72 hours due to quality issues for goods. The Company’s customer representative will resolve the dispute and provide refund if necessary. For the six months ended June 30, 2011, the actual claims for refund in this scenario has already been accounted for in the interim financial statements as the claim period is relative short, normally after 24 to 72 hours after the redemption of the coupons.

Due to the short operating history of the Group and the lack of sufficient historical data in the group buying industry, the Group defers revenue recognition for all unredeemed coupons sold at each reporting period ended after January 2011.

The payments from the subscribers who do not redeem the purchased coupons at the end of the reporting period are initially recorded as deferred revenue. Subsequently, the revenues are recognized when Wowo Coupons are redeemed with the local merchants.

Historically, when the business was still in an early stage of development, the Company used a manual system to track sales return which was the cause for the significant deficiency. However, it was able to track the sales return manually as it kept a log of the return data within the finance department and the Company designated no less than 10 people from finance team to manually keep track and process the return and refund. As the Company’s business has expanded significantly in 2011, the Company has put great effort in developing new features in the group buying management (“GBM”) system, including the Online Sales Return System. Even though the system is currently under upgrade, the Company believes it will address the deficiency.

Due to all the afore mentioned factors and accounting policy applied during the six months ended June 30, 2011, the management estimates that the amount of potential refund to be claimed for Wowo Coupons already redeemed is small and does not have significant impact on the Company’s statement of operations and financial condition. The Company will keep this position under review to determine when it has accumulated sufficient historical experience to be able to reasonably estimate returns at the time of revenue recognition.

— Goodwill and Long-Lived intangible Assets with definite life, page 63

19.                               Please reconcile your disclosure here that you use the income method to determine the fair value of assets acquired with your disclosure in Note 11 on page F-24, which states that you use multiple methods, including “cost,” “income approach — excess earnings” and “with & without”.

The Company has revised the referenced disclosures on pages 67 and F-25 in response to the Staff’s comment.

20.                               Further to the above, revise your disclosures here to provide greater insight into the quality and variability of information regarding your financial condition and operating performance arising from the significant estimates and judgments discussed here. Provide greater discussion regarding the significant estimates and judgments involved in determining the fair values and useful lives discussed here. Provide an analysis of the significant estimates’ specific sensitivity to change based on other outcomes that are reasonably likely to occur and would have a material effect. Refer to Release 33-8350.

The Company has revised the referenced disclosures of pages 68 and 69 by adding more detailed descriptions in response to the Staff’s comment.

Internal Control over Financial Reporting, page 65

21.                               We note your disclosures here regarding certain material weaknesses and significant deficiencies you have identified in your internal control over financial reporting. Please revise your disclosures to explain how the identified material weaknesses impacted your preparation of the financial statements. Describe any mitigating measures or compensating controls you have implemented to compensate for the material weaknesses. Explain how you were able to gain comfort that the financial statements were prepared in accordance with US GAAP and reflected all necessary adjustments and disclosures.

The Company respectfully submits to the Staff that during the course of the audit of the financial statements of Beijing Wowo Tuan for the year ended December 31, 2010, the Company concluded that there were material weaknesses over its internal controls over financial reporting. The impact of these identified material weaknesses will affect the Company’s ability to accurately and timely report its financial results in accordance with US GAAP and to prevent or detect material misstatements of the Company’s annual or interim financial statements on a timely basis. The Company has added disclosure on page 74 to explain how the identified material weaknesses impacted the preparation of financial statements.

To compensate for these identified material weaknesses and to ensure that the financial statements were prepared in accordance with US GAAP and reflected all necessary adjustments and disclosures, the Company has taken the following mitigating measures as well as compensating controls during the course of preparing its interim financial statements:

1.              The Chief Financial Officer of the Company (the “CFO”), Daniel Wu, who has extensive experience in preparing and reviewing financial statements prepared in accordance with US GAAP (see response to comment 22 below for details of his related experience), is responsible for the final review of the financial statements as well as ensuring all necessary adjustments and disclosures were reflected.

2.              The Company hired and will continue to hire U.S. GAAP experienced personnel and will set up the U.S. GAAP reporting team by the end of 2011 to strengthen the Company’s resources for preparing the financial statements under US GAAP (see response to comment 22 below for details of experiences of the newly hired personnel).

3.              The Company’s accounting and financial team prepares accounting entries for the transactions for which they are responsible. The Company’s finance controller will review the journals and conduct quality control reviews of the appropriateness of the accounting treatments.

4.              The CFO and the financial controller attend the Company’s management meetings (generally held weekly and presided over by the Company’s CEO and attended by its senior management team) in order to keep up to date with the Company’s business and proposed transactions, and to share their views on how new contracts and transactions should be treated under U.S. GAAP and how will they affect the financial performance of the Company before such contracts and transactions are executed. When the financial controller or deputy financial controllers become aware of any contracts or transaction that could require complicated or debatable accounting treatments under U.S. GAAP, they will research and discuss the matter with the CFO.

5.              The Company has hired internal auditing senior manager (“IA manager”) to draft the significant accounting policies in 2011 with the assistance from the controller, which is reviewed by the financial controller and the CFO. Prior to joining the Company, the IA manager worked at Ernst &Young to assist his clients in their internal control matters between 2007 and 2010 and at KPMG as an auditor between 2004 and 2007. The accounting policies, practices and procedures in accordance with U.S. GAAP, and its internal guidance will set out the application of these accounting policies on day-to-day business transactions and will include revenue recognition, consolidation of the Company’s VIE and the VIE’s subsidiaries, net income/loss per share, asset impairment and share-based compensation.

6.              The Company adopted an accounting manual and risk assessment documents based on the requirement of SOX-404 in 2011.

With the above mitigating measures and compensating controls implemented in 2011, the Company believes that the controls it maintains, the resources it possesses and the knowledge of its financial reporting and reviewing team (described further in the response to the following comment) help to ensure that its annual or interim financial statements were prepared in accordance with US GAAP and reflected all necessary adjustments and disclosures. The Company has added disclosures on page 74 to describe in summary form the step taken to mitigate these weaknesses.

22.                               We note that in 2011 you have hired a financial controller and a vice financial controller. Please expand the disclosures here to clarify the material weaknesses that these actions are intended to address. To the extent these actions were taken to mitigate the material weakness regarding a lack of accounting personnel with appropriate knowledge of U.S. GAAP, please provide us with additional information regarding these individuals’ experience with U.S. GAAP. Specifically, without identifying people by name, for each person tell us:

•                  what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•                  whether he or she holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and

•                  about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

The Company has expanded the disclosures on page 74 to clarify that the Company will be able to strengthen its U.S. GAAP resources by hiring a financial controller and a vice financial controller in 2011 to mitigate the material weakness regarding a lack of accounting personnel with appropriate knowledge of U.S. GAAP.

The Company respectfully submits to the Staff that the persons primarily responsible for preparing and supervising the preparation of the Company’s U.S. GAAP financial statements are its CFO, financial controller, and deputy financial controllers.

The primary roles of the Company’s CFO are to oversee the accounting and financial function of the Company, conduct final reviews of the Company’s U.S. GAAP financial statements, and take ultimate responsibility for financial reporting to ensure the Company’s compliance with U.S. GAAP.

The primary roles of the Company’s financial controller are to assist the CFO on accounting and financial reporting matters, to lead the Company’s financial team in preparing financial statements in accordance with U.S. GAAP and to review financial statements prepared in accordance with U.S. GAAP.

The primary roles of the Company’s deputy finance controllers are to conduct research on new accounting issues arising under U.S. GAAP, monitor whether any newly issued accounting standards applied to the Company, and prepare the Company’s consolidated financial statements in accordance with U.S.

The Company further respectfully submits to the Staff that the U.S. GAAP related experiences of its accounting personnel are as follow:

Daniel Mingdong Wu, CFO. Daniel Wu was the CFO of Focus Media Holding Ltd., a public company listed on NASDAQ (FMCN), between 2005 and 2009. As the CFO of FMCN, he led the company’s financial reporting, listing, mergers and acquisitions, and subsequent capital market financing activities. During the IPO process of FMCN, he participated in the Form F-1 drafting, reviewed all submitted financial and operation information and responded to the SEC comments. He has also been serving as the Chairman of the Audit Committee for VanceInfo Technologies Inc., a public company listed on NYSE (VIT), since 2007. As the Chairman of the Audit Committee, he attends the quarterly audit committee meetings and reviews the quarterly release of financials of VIT and annual financial reports on Form 20-F. He also attends in the quarterly U.S. GAAP training provided by Deloitte Touche Tohmatsu. Daniel Wu received a MBA degree from Columbia University Business School in 1996 and a bachelor’s degree in Business from State University of New York at Buffalo in 1988.

Yinnan Zhao, financial controller. Ms. Zhao has over 10-years experience in the accounting and financing industry. Prior to joining the Company, Ms. Zhao served as the acting CFO of China Solar, a U.S listed company in OTCBB for over a year. As the acting CFO, she reviewed the quarterly reports on Form 10-Q and Form 8-K and annual financial reports on Form 10-K. From January 2008 to May 2009, Ms. Zhao served as the finance controller of Hinge Software Co., Ltd. Prior to that, she was an audit manager in the Beijing office of Deloitte Touche Tohmatsu and mainly participated in the engagement in valuations, audits, due diligence assignments and agreed upon procedure projects. Some of her representative clients were engaged in manufacturing, food, distribution and high-technology industry. Ms. Zhao received a bachelor’s degree from Liaoning Institute of Technology in 1997. Ms. Zhao has been a Chinese Certified Public Accountant, a Chinese Certified Public Valuator and a Chinese Certified Tax Accountant for more than ten years.

Xu Li, deputy financial controller. Ms. Li has served as deputy finance controller of the Company since June 15, 2011. Ms. Li has over eight-years experience specializing in U.S. GAAP auditing in the Beijing office of PricewaterhouseCoopers (PWC). Prior to joining the Company, Ms. Li was a senior audit manager mainly responsible for U.S. GAAP IPO and annual audit engagements, such as Netqin Mobile Inc. (NYSE:NQ) (U.S. IPO engagement), Sohu Inc. (NASDAQ: SOHU) (quarterly review and annual audit engagement) and Changyou.com Ltd. (NASDAQ: CYOU) (quarterly review and annual audit engagement). As a senior audit manager mainly engaged in the U.S. GAAP projects, Ms. Li was accredited for U.S. GAAP financial audit annually before she joined the Company. Ms. Li took over 60 hours U.S. GAAP, PRC GAAP and Tax training per year with PWC. Ms. Li received a bachelor’s degree from Central University of Finance and Economics in 2000. Ms. Li has been a Chinese Certified Public Accountant since 2002.

Zhi Qu, deputy financial controller. Mr. Qu has served as the tax director and deputy finance controller of the Company since August 11, 2011. Mr. Qu has over 10 years of experience in taxation and financing industry. Prior to joining the Company, Mr. Qu was the tax manager of China Resources Land Limited, a public company listed in Hong Kong. Mr. Qu was a tax manager in the Beijing office of Deloitte Touche Tohmatsu from January 2007 to June 2009, during which he provided tax consulting services on tax planning, M&A and IPO for U.S listed companies such as Ninetowns Internet Technology Group Company Limited (NASDAQ: NINE), Perfect World Co., Ltd. (NASDAQ: PWRD), and Blackstone Group (NYSE: BX). Mr. Qu received a master’s degree from Northeastern University of Finance and Economics and a Bachelor’s degree from Harbin University of Science and Technology. Mr. Qu has been a Chinese Certified Public Accountant for more than 17 years.

Results of Operations, page 66

Year ended December 31, 2010 compared to year ended December 31, 2009, page 67

Net revenues, page 67

23.                               Please expand your disclosures here to explain what you mean by your disclosure that “substantially all” of the net revenues in 2010 were attributable to the sales of Wowo Coupons.

The Company has revised the referenced disclosure on pages 14, 64, and 67 in response to the Staff’s comment.

Acquisitions. page 67

24.                               We note from your table on page 68 that you made 18 acquisitions since December 31, 2010. Please explain to us why you have not provided financial statements under Rule 3-05 of Regulation S-X for all of the businesses acquired.

The Company respectfully submits to the Staff that the Company performed the tests specified in Rule 3-05 of Regulation S-X (“Rule 3-05”) to identify the financial statement requirements of each acquisition. Pursuant to Rule 3-05, a registrant must perform the following three tests to determine whether a subsidiary is a significant subsidiary within the meaning of Rule 1-02(W): the investment test, the asset test and the income test.

The highest significance level resulted from these tests is used to determine the financial statement of the acquired entity is required to be presented under Rule 3-05.

The most recent pre-acquisition annual financial statements of an acquired entity are compared with the acquirer’s pre-acquisition consolidated financial statement as of and for its most recently completed audited fiscal year. For the two acquirees acquired in

2010, namely Shenyang 19tuan and Jinan0531, there are no pre-acquisition annual financial statements. Shenyang 19tuan’s online group buying business commenced in June 2010, and Jinan 0531tuan commenced its business in August 2010. As a result, only investment test would apply for these acquisitions and the result of this test for both acquisitions are significant (please see the table below for results of the significant tests). However, no separate pre-acquisition annual financial statements of Shenyang 19tuan and Jinan0531tuan was included as neither businesses commenced its business until the third quarter of 2010.

For the acquisitions made in 2011, the Company used the predecessor results (old accounting basis) as the basis for the income test to measure the significance of acquired companies, as the predecessor results represent essentially the full year results of operations for 2010. For the asset tests and investment tests, the Company uses the successor’s total assets as of December 31, 2010 (new accounting basis), i.e. the latest audited balance sheet included in the Draft Registration Statement, as the basis for the measurement of significance. The significant test measurement basis amount is as below.

The afore mentioned determination basis was communicated and discussed between the Company’s auditor, Deloitte Touche Tohmatsu CPA Ltd, Beijing Branch and Mr. Craig Olinger, Deputy Chief Accountant, Division of Corporation Finance, through teleconference on July 15, 2011. The 2009 and 2010 financial information, including total assets, income/loss of the acquirees that are used for the significance test, are set out in the table below:

Name of acquired /probable acquisitions	Total assets (in USD)	Consideration (in USD)	Income (Loss) (in USD)	Assets Test (%)	Investment Test (%)	Income Test ( %)	Conclusion for Rule 3-05
Shenyang 19tuan	n/a	303,030	n/a	n/a	5986%	n/a	Y
Jinan 0531tuan	n/a	151,515	n/a	n/a	2893%	n/a	Y
Shijiazhuang Letuaner	526,844	75,758	(5,289)	15%	2%	32%	Y
Changzhou Bangketuan	5,812	75,758	5,043	0%	2%	30%	Y
Changsha Tuankela	373,385	374,242	1,948	6%	11%	6%	N
Wuxi Yuzhong	438,061	757,576	(98,677)	13%	22%	591%	Y
Shenzhen Xunjie	271,889	454,545	(7,709)	8%	13%	46%	Y
Fuzhou Baiketuan	7,535	45,455	4,772	0%	1%	29%	Y

Chengdu Beiguo	329,502	469,697	88,916	10%	14%	532%	Y
Shanghai Yinqing	781,221	403,030	(296,513)	23%	12%	1,775%	Y
Shaoxing Tongcheng	2,815	75,758	2,748	0%	2%	16%	N
Quanzhou Yiwantuan	3,864	151,515	2,113	0%	4%	13%	N
Jilin Meimeituan	3,920	151,515	2,304	0%	4%	14%	N
Baoding Dulituan	Note1	Note1	Note1	Note1	Note1	Note1	N
Guiyang Shantuan	1,838	0 (Note2)	1,794	0%	Note2	0%	N
Langfang Wodetuan	4,926	75,758	34,725	0%	2%	208%	Y
Xiamen Shantuan	13,536	303,030	(30,732)	0%	9%	184%	Y
Ningbo Tangtuan	11,314	303,030	(39,245)	0%	9%	235%	Y
Shijiazhuang Jutuaner	14,924	121,212	(222)	0%	4%	1%	N
Hangzhou 54Tuanzhang	17,946	303,030	(1,529)	1%	9%	9%	N
Hangzhou Zuituan	2,664	80,303	(1,036)	0%	0%	0%	N
Changzhou Jingcaituan	262,327	818,182	28,994	8%	24%	174%	Y
Guiling Haoletuan	6,716	44,318	1,872	0%	1%	11%	N
Beijing Kaiyishidai	124,856	909,091	5,953	4%	26%	36%	Y

Note1- Baoding Dulituan was set up as subsidiary with Beijing Wowo Tuan contributed cash.

Note2- Beijing Wowo Tuan did not pay any cash or consider to acquire Guiyang Shantuan and as a result the consideration amount is zero.

Liquidity and Capital Resources, page 69

25.                     We note the disclosure in the second paragraph of this section regarding your belief that your current cash balance, anticipated cash flow from operations, and the net proceeds of this offering will be sufficient to meet liquidity needs for at least the next twelve months. Please expand your disclosure to discuss your liquidity on a long-term basis as well. In this regard, please discuss the impact on your liquidity of the provisions in your agreements with the businesses you acquired that may require you to acquire the remaining interests of the original shareholders.

The Company has revised the referenced disclosure on page 79 in response to the Staff’s comment.

Contractual Obligations and Commercial Commitments, page 70

26.                               Please revise this disclosure to provide all of the information required by Item 5.F of Form 20-F in the format set forth therein.

The Company respectfully submits to the Staff that the Company does not have any other known contractual obligations besides the contractual obligations disclosed on page 81.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 75

27.                               Please explain to us what consideration you have given to reflecting the acquisitions of Shenyang 19tuan and Jinan 0531tuan in the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2010. Explain to us why you ultimately concluded that such information is not required in the pro forma statement of operations.

The Company respectfully submits to the Staff that Rule 11-01(c) provided that the “pro forma effects of a business combination need not be presented pursuant to this section if separate financial statement of the acquireee are not included in the filing”. As the Company believes separate financial statements of Shenyang 19tuan and Jinan 0531tuan are not required to be included in the registration statement as indicated in response to comment 24, the Company concludes that such information in relation to the acquisitions of Shenyang 19tuan and Jinan 0531tuan is not required in the pro forma condensed consolidated statement of operations.

28.                               Further to the above, we note your disclosure in footnote 1 that the amounts in the columns for “Beijing Wowo Tuan” reflect Shenyang 19tuan and Jinan 0531tuan as the acquisition of those businesses was consummated on December 31, 2010. Please tell us and revise footnote 1 as appropriate to clarify how these two acquired businesses are reflected in the pro forma condensed consolidated statement of operations in the Beijing Wowo Tuan for the year ended December 31, 2010.

The Company has amended the disclosure in the pro forma condensed consolidated statement of operations in the Wowo Group Limited for the year ended December 31, 2010 (as indicated by an asterisk) on page 86 in response to the Staff’s comment.

29.                               Please explain to us why you have not included pro forma per share data in the pro forma statement of operations. Refer to Rule 11-02(b)(7) of Regulation S-X.

The Company respectfully submits to the Staff that the Company has revised the disclosure to include the pro forma per share data in the pro forma statement of operations of Wowo Group Limited on pages 86 and 87.

30.                               We note from your disclosures in footnote 2 that the fair value of the net tangible assets acquired was $678,278. Please reconcile this to the sum of the net tangible assets per the “Acquired business” and “Pro Forma adjustments” columns in your pro forma balance sheet on page 76.

The Company respectfully submits to the Staff that the net tangible assets in the “Acquired business” columns in the pro forma balance sheet represent combined net tangible assets as of June 30, 2011 of all significant acquisitions, and the amount of net tangible assets acquired (footnote 3 in the Revised Registration Statement on page 90) represents summary of the fair value of the net tangible assets of the acquired businesses at their acquisition dates. As the basis of these amounts is different, reconciliation is not performed.

31.                               We note your disclosure in footnote 2 regarding the composition of the noncontrolling interests. We also note from your disclosures on page F-28 that you acquired the remaining noncontrolling interests in Wuxi Yuzhong and Chengdu Beiguo on July 1, 2011. Please explain to us why you determined it was appropriate to reflect the noncontrolling interests for these entities in these unaudited pro forma financial statements. Explain to us your consideration of how to present the subsequent acquisition of the remaining noncontrolling interests in July 2011 in these pro forma financial statements and why you ultimately concluded that the pro forma financial statements should not reflect the acquisition of the remaining interests in these entities. Cite any authoritative literature upon which you relied.

The Company respectfully advises the Staff that the Company has revised the unaudited pro forma financial statement as of June 30, 2011 in the Revised Registration Statement to reflect the subsequent acquisition of the remaining noncontrolling interests of Wuxi Yuzhong and Chengdu Beigou as if they took place as of June 30, 2011 on pages 88 and 96.

32.                               We note from your disclosure that your purchase price allocations were based on preliminary internal studies and discussions with independent third party valuation firms. We also note your disclosure on page 63 that you generally seek the assistance of an independent valuation firm to determine the fair value of the identifiable tangible and intangible net assets of an acquired business. Please describe to us the nature and extent of the independent third party valuation firms’ involvement and management’s reliance on the work of the independent valuation firms. Please refer to Question

141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.govidivisions/cowfin/guidance/sasinterp_htin. Revise your filing as necessary based on this comment.

The Company respectfully submits to the Staff that the fair value of the intangible assets was estimated by the Company with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the determination of all amounts related to the intangible assets recorded in the financial statements. The Company has revised the referenced disclosures on page 67 in response to the Staff’s comment.

33.                               We note that you have allocated $1.1 million to acquired intangible assets, primarily domain names, users bases and operating systems. Please revise your disclosures to provide the significant components that comprise the intangible assets. Please also disclose your valuation methodology and significant assumptions you used in determining the fair value of your intangible assets.

The Company respectfully advises that Staff that the Company revised the disclosure to provide the significant components that comprise the intangible assets in the Revised Registration Statement on page 90. The valuation methodology and significant assumptions used in determining the fair value of the intangible assets are disclosed in page 90.

34.                               We note that for the acquisition of Shenzhen Xunjie and the acquisition of Shanghai Yinqing, your preliminary purchase price allocation does not attribute any amounts to identifiable intangible assets. Please explain to us in greater detail how you analyzed these acquisitions for identifiable intangible assets and why you ultimately concluded there were no identifiable intangible assets. In this regard, to the extent you continue to conclude there were no identifiable intangible assets, explain the primary reasons for the acquisitions and the benefits you expect to obtain from the acquisitions.

The Company respectfully submits to the Staff that the main purposes for the acquisitions of Shenzhen Xunjie and Shanghai Yinqing were to a) acquire the management teams of the two companies for their in-depth knowledge of the local community and culture, and their dedicated sales team; and b) quickly expand in new geographic zones.

As of the acquisition date, these two target companies have no website, trade name, operating platform and any other identifiable intangible assets. The business license of online group buying business is easy to obtain, thus the business licenses of the two companies are of no material value.

35.                               With respect to the adjustment to the pro forma consolidated statement of operations discussed in footnote 4, please revise the disclosures to more clearly explain how the amount was calculated.

The Company has revised the disclosure of footnote 3 on page 90 in response to the Staff’s comment.

Our Business, page 87

36.                               Where you discuss the results of the case studies described on pages 91 and 92, please balance your disclosure to indicate whether these deals were profitable to you. For instance, additionally disclose the expenses you incurred in each deal.

The Company has revised the referenced disclosure on pages 101-103 in response to the Staff’s comment.

Competition, page 96

37.                               We note your discussion of other competing group buying sites in China. Please revise to name your major competitors and clarify your competitive position. Further revise to clarify the basis for your belief that your compete favorably on each factor in each of your primary markets compared to your competitors.

The Company has revised the referenced disclosure on page 106 in response to the Staff’s comment.

Regulation, page 98

38.                               Please revise your disclosure to make clear how you are affected by each set of regulations and include discussion of the extent that you are materially at risk for non-compliance. Where laws may require approval, the filing of applications, permits, or licenses, make clear whether you have made appropriate filings, received approval, or obtained any required permits or licenses. Where you describe laws that affect classifications of companies, for example, the regulation of foreign investments, make clear how your businesses is classified. Alternatively, you may include analysis of why you feel any approvals, licenses or permits may not be necessary. You should also include discussion of the regulations on property rights referenced on page 24. Please revise your disclosure in any related risk factors accordingly to make clear your current status or the extent of any material risks.

The Company has revised the referenced disclosure on page 109-117 in response to the Staff’s comment.

Description of Share Capital, page 101

39.                               Please update this section as necessary when your memorandum and articles of association are revised prior to effectiveness. Please make sure that your revisions are specific to your status as a Cayman Islands exempt company. Include, for example, a discussion of the relevance of the register of members (shareholders), including the procedures and timing required to make appropriate entries. Include a statement in this section that the company will perform the procedures necessary to register the shares in the register of members as required in “PART III - Distribution of Capital and Liability of Members of Companies and Associations” of the Companies Law. Additionally, make clear the following:

•                  That the depositary will initially be included in your register of members as the only holder of the ordinary shares underlying the ADSs in this offering. If there are any material risks to this process, please consider including appropriate disclosure in the “Risk Factors” and “Enforceability of Civil Liabilities” sections;

•                  Whether the shares underlying the ADSs will be non-negotiable, negotiable or in bearer form as per Section 166 of the Companies Law; and

•                  The recourse available to investors in instances where the company fails to update its register of members.

The Company has revised the referenced disclosure on pages 127 and 128 in response to the Staff’s comment.

Principal Shareholders, page 110

40.                               Please disclose the natural person who has voting or investment power for the shares held by the entities in the table.

The Company has revised the referenced disclosure on page 124 in response to the Staff’s comment.

Related Party Loans and other Transactions, page 112

41.                               Please reconcile the disclosure in this section with that in the third paragraph on page 70. Also, with respect to the cash payments collected by Mr. Wang and Lmobile, please expand the first two paragraphs of this section to describe the material terms of the underlying transactions. Finally, disclose the reasons for the delay in collecting the payment from Mr. Wang.

The Company has revised the referenced disclosure on page 125 in response to the Staff’s comment.

Voting Rights, page 128

42.                               Please replace the vague term “timely receives” with specific disclosure to make clear the number of days that notice would be provided to ordinary shareholders and the depositary, and discuss how the depositary would be expected to notify ADS holders. Specify whether the depositary has the option to vote in person, by proxy, electronically, or otherwise. Also, include discussion of the discretionary proxy that may be provided by the depositary as disclosed on page 43.

The Company has revised the referenced disclosures on the timing of voting instructions and discretionary proxy on pages 142 and 143 in response to the Staff’s comment. The Company further respectfully submits to the Staff that the depositary may distribute to the ADS holders by mail or, if designated, by e-mail, as indicated in the second paragraph under the “Voting Rights” section.

Taxation, page 135

43.                               Include discussion of any material Hong Kong or British Virgin Islands tax considerations and consequences, as necessary.

The Company respectfully submits to the Staff that the Company believes discussion of any Hong Kong or British Virgin Islands tax considerations and consequences is not necessary as the Company has no operation or has not paid any dividends in Hong Kong or British Virgin Islands.

Cayman Islands Taxation, page 135

44.                               Please state the effective date of the undertaking that you received from the Governor-in-Council.

The Company respectfully submits to the Staff that the Company’s registered agent has applied for the referenced undertaking and is still waiting for an approval to date. The Company will disclose the relevant information when available.

People’s Republic of China Taxation.

45.                               Please revise your disclosure as follows:

•                  Include discussion of Circular 601 and Circular 698, as applicable;

•                  Discuss whether and how any tax treaties between the PRC and the U.S. or the Cayman Islands may be applicable; and

•                  Discuss any tax payment procedures and the consequences for non-payment of taxes for nonresident shareholders.

The Company has revised the referenced disclosure on pages 149 and 150 in response to the Staff’s comment.

Material United States Federal Income Tax Considerations, page 136

46.                               Please include discussion of the U.S. Treasury’s concerns about the applicability of reduced tax rates for pre-released shares.

The Company has added the referenced disclosure on page 152 in response to the Staff’s comment.

47.                               Your reference to not discussing the effects of any “non-United States” tax laws in the bolded paragraph on page 137 should be reconciled with your discussion of the effects and application of PRC laws.

The Company has added the referenced disclosure on page 152 in response to the Staff’s comment.

48.                               Please provide unequivocal disclosure regarding the tax consequences, rather than merely what the tax consequences “may” be or similar disclosure. We note, for example, that you should:

•                                          Make clear the eligibility requirements and benefits of the U.S.-PRC income tax treaty and delete your reference at the top of page 138 to “Taxation-People’s Republic of China Taxation” because that discussion does not include the disclosure that you are referencing; and

•                                          Replace the vague term “certain” with substantive disclosure and make clear the reference to a “minimum holding period.”

The Company respectfully submits to the Staff that the United States tax disclosure discusses the benefits of the US-PRC income tax treaty (the “Treaty”) in two contexts: (1) the discussion of alternative eligibility for “qualified dividend income” treatment on pages 152 and 153 and (2) the discussion of the availability of an election under the Treaty to treat any gain on the sale or exchange of ADSs or ordinary shares as PRC source gain as described on page 156.

The Company further submits to the Staff that the discussion of the Treaty on pages 152 and 153 describes an alternative basis for obtaining “qualified dividend income” treatment. This alternative eligibility for “qualified dividend income” treatment depends upon whether the Company qualifies for the benefits of the Treaty in the case that it is a “resident enterprise” under PRC law. Accordingly, the Company has revised the disclosure on page 153 to indicate that if the Company is deemed to be a resident enterprise under PRC law, the Company believes it will qualify for the benefits of the Treaty and, consequently, its dividends will be eligible for “qualified dividend income” treatment.

The Company respectfully submits to the Staff that the discussion of the Treaty on page 156 informs investors that they must be residents of the United States under the Treaty in order to qualify for Treaty benefits. However, that eligibility for the benefits of the Treaty depends upon the specific factual circumstances of each investor in addition to being a resident of the United States. Accordingly, the Company cannot provide more specific discussion besides informing investors that qualification for the benefits of the Treaty is fact-dependent and urging such investors to consult their tax advisors about whether they are eligible for the benefits of the Treaty.

The Company has revised the reference to “Taxation-People’s Republic of China Taxation” on page 149 to clarify that the cross-reference relates to the discussion of the Company’s status as a PRC resident enterprise.

Company has revised the referenced disclosure on “minimum holding period” on pages 153 in response to the Staff’s comment.

Passive Foreign Investment Company, page 138

49.                               Please make clear whether you will notify shareholders annually of your PM status. Additionally, you should discuss any risk that income from Internet revenue or interact advertising may be considered passive income.

The Company has revised the disclosure with regard to annual notifications on page 156 in response to the Staff’s comment. The Company further respectfully submits to the Staff that there is no material risk that income from Internet revenue or interact advertising may be considered passive income and, consequently, no discussion is necessary with respect to that risk.

Information Reporting and Backup Withholding, page 141

50.                               Include discussion of the requirements of the Hiring Incentives to Restore Employment Act of 2010.

The Company has revised the referenced disclosure on page 157 in response to the Staff’s comment.

Rule 144, page 133

51.                               Please disclose the date that the Rule 144 holding period expires for your outstanding shares.

The Company has revised the referenced disclosure on page 148 in response to the Staff’s comment.

Index to Consolidated Financial Statements, page F-1

52.                               Please update your financial statements when required by Item 8.A.5. of Form 20-F.

The company respectfully submits to the Staff that the Company has updated the financial statement in response to the Staff’s comment.

Consolidated Financial Statements of Beijing Wowo Tuan Information Technology Co., Ltd.,  page F-5

Consolidated Statements of Operations, pate F-7

53.                               Please explain to us why you are not presenting any earnings per share data as required by FASB ASC 260.

The Company respectfully submits to the Staff that the Company has added the earning per share data of Wowo Group Limited on pages F-8 and F-31.

Consolidated Statements of Cash Flows, page F-9

54.                               Please revise your disclosures here or in the notes to the financial statements to include the disclosures required by paragraph 230-10-50-3 of the FASB Accounting Standards Codification. In this regard, we note certain noncash investing activities relating to the acquisitions disclosed in Note 4.

The Company has revised the disclosure on noncash investing activities relating to the acquisitions in the cash flow statement on F-10 in response to the Staff’s comment.

Note 1 - Organization and Principal Activities. page F-10

55.                               We note that that in connection with the acquisition of Beijing Wowo Tuan, Mr. Maodong Xu and Ms. Fang Zhou transferred total consideration of $1,863,637, including $500,000 in cash and an undertaking to issue shares in Wowo Group Limited valued at $1,363,637. Please explain to us how you valued the shares of Wowo Group Limited, including a description of your valuation methodology and any significant assumptions. Revise your disclosures as necessary.

The Company respectfully submits to the Staff that according to the share purchase agreement in relation to the purchase of 100% equity interest in Beijing Wowo Tuan between the selling shareholders and Mr. Maodong Xu, the total consideration was determined to be $1,863,637, $500,000 of which was settled by cash and the remaining consideration was settled by shares of Wowo Group Limited which was intended to become the parent company of a group of companies which includes Beijing Wowo Tuan. The number of shares of Wowo Group Limited that was transferred as settlement in the amount of $1,363,637 was determined based on the transaction price of US$0.4 per share determined at arm’s-length with certain investors who purchased ordinary shares of Wowo Group Limited on January 20, 2011.

56.                               Please reconcile the $1,863,637 reflected here with the amount reflected on page F-8 as “Capital contribution in relation to the push down accounting applied to the acquisition of Beijing Wowo Tuan.”

The Company respectfully submits to the Staff that the reconciliation of the “Capital contribution in relation to the push down accounting applied to the acquisition of Beijing Wowo Tuan” and the total consideration of $1,863,637 is as below.

Capital contribution in relation to the push down accounting applied to the acquisition of Beijing Wowo Tuan	1,920,076
Net liabilities reflected in the financial statements (under old accounting basis)	(56,462)
Currency exchange difference	(993)
Total consideration	$1,863,637

57.                               Please revise your disclosures to clearly explain how you determined the fair value of your intangible assets. In this regard, we note disclosure in Note 11 referring to your use of the ‘cost,’ income approach — excess earnings’ and ‘with & without’ valuation methods. Please provide more details regarding your valuation methodologies and significant valuation assumptions. Discuss the specific valuation methodologies used in connection with the valuation of the intangible assets.

The Company respectfully submits to the Staff that the Company has revised the disclosures on page F-13 in response to the Staff’s comment.

58.                               Please explain to us how you determined the estimated useful life of 10 years for the trade name/domain name intangible asset in connection with the push-down accounting of the acquisition of Beijing Wowo Tuan. Refer to paragraphs 350-30-35-1 through 350-30-35-5 of the FASB Accounting Standards Codification.

The Company respectfully submits to the Staff that the useful life of the trade name / domain name is determined based on management’s estimates of the period over which the assets can generate revenue. Theoretically, the acquired domain name can be used indefinitely by renewing the registration with relevant authority upon expiration for nominal costs. Therefore, the legal life of trade name or domain name could be indefinite.

However, as the group buying industry in China is relatively new and competition is intense, the Management, after taking into consideration the benefits expected to be generated from such trade name/domain name, has estimated a limited useful life of 10 years for such Trade name/ Domain name.

59.                               We note you have recorded goodwill of $1,515,730 in connection with the push-down accounting for the acquisition of Beijing Wowo Tuan. Please revise your disclosures to provide a qualitative description of the factors that make up the goodwill recognized. Refer to paragraph 805-30-50-1 of the FASB Accounting Standards Codification.

The Company has revised the disclosure related to the goodwill recognized on F-13 in response to the Staff’s comment.

Note 2 — Summary of Significant Accounting Policies, page F-11

60.                               We note your disclosures on page 1 and elsewhere in the filing regarding your guest electronic management, or GEM, systems that you place at certain merchants. Please expand your disclosures to describe how you account for these units. Quantify the amount of any assets located at merchant locations that are recorded in your financial statements. Further, describe how you reflect any expenses associated with these units. Cite any authoritative literature you relied upon in determining your accounting for these units.

The Company respectfully submits to the Staff that the costs incurred for developing the GEM software systems are primarily (1) the payroll and welfare costs of the 16 engineering staffs who devoted part of their time on the development and maintenance of the system and (2) depreciation of the 16 related computers and equipment used by the engineering staffs. These costs associated with the development of the GEM software are deemed to be immaterial and are recorded as general and administrative expenses in the consolidated statement of operation for the six months ended June 30, 2011. As of June 30, 2011, the Company did not place any assets including the GEM machine at merchant locations. A total of 2,900 GEM hardware were purchased by the Company in July and August, 2011 and 1,977 of which were deployed at merchant locations. These GEMs are booked under fixed assets. Currently the Company provides GEM to local merchant clients free of charge.

Revenue recognition, page F-11

61.                               We note that you record some revenues on a gross basis and others on a net basis. Please describe to us the material terms and conditions of those transactions for which you recognize revenue on a gross basis. Clearly explain how you evaluated each of the indicators of gross and net reporting in FASB ASC section 605-45-45.

The Company respectfully submits to the Staff that the Company has considered each of the criteria under ASC 6-5-45-45 in determining whether the revenues should be recognized in gross or net. The Company categorizes the online group buying business into two types, including group buying deals for services and group buying deals for goods. Following is the analysis of the two types of group buying deals.

Group buying deals for services:

Indicators	Yes/No	Analysis
The company is the primary obligor in the arrangement.	Yes

If subscribers are not satisfied with the service provided by the local merchant, the subscribers submit the claim to the Company and the Company is responsible for the refund claims. In this regard, the Company has the risks and rewards as a principal in the transaction of Group buying deals for services.

The Company has general inventory risk (before order is placed or upon claim for refund)	N/A	It is not applicable for group buying deals for services.
The company has latitude in establishing price	Yes	It is in the Company’s sole discretion to determine the Wowo Coupon purchase prices.
The Company changes the product or performs part of the service	No

The Company selects the local merchant, determines the target customers of Wowo Coupons, and once the group buying deal contract is signed with the local merchant, the Company will place the advertisement and publish the related Wowo Coupon on its website. The Company initiates the transaction even though it does not change or performs part of the service.

The Company has discretion in supplier selection	Yes	It is in the Company’s sole discretion to select the local merchant for the grouping buying deal.
The Company is involved in the determination of product or service specifications	Yes

The Company provided advisory services to local merchants in determining the service specifications (such as meal set-menu offered or combined beauty service offerings being) offered through the Company’s website.

The Company has physical loss inventory risk (after customer order or during shipping)	N/A	It is not applicable group buying deal for service.
The company has credit risk	No	The subscribers pay the Wowo Coupon amount to the Company, all in advance through internet payment method. The Company does not have any credit risk.

Based on the above analysis, the Company recognizes revenues generated from group buying deals for services on a gross basis since (1) the Company is the primary obligor and acts as a principal in the arrangement. (2) the company has latitude in establishing price; and (3) the Company has discretion in supplier selection.

Group buying deals for goods:

Indicators	Yes/No	Analysis
The Company is the primary obligor in the arrangement.	No

If subscribers are not satisfied with the service provided by the local merchant, the subscribers submit the claim to the Company. However, from the standard contract between the Company and the local merchant, the local merchant is responsible for the products’ sale return. If there is any lawsuit or complaints raised by the subscriber, the local merchant is responsible for not only the loss to be incurred but also oblige to pay 25% of the total sales to the Company as compensation. Thus the local merchant is the primary obligor for the group buying deal for goods.

The company has general inventory risk (before customer order is placed or upon customer return)	No

Local merchant is responsible for delivering the goods to a subscriber directly, the local merchant takes the responsibility of incurred loss during the courier process. The local merchant is entitle to a goods before delivering to a subscriber. Thus local merchant has the inventory risk in this circumstance.

The company has latitude in establishing price	Yes	It is in the Company’s sole discretion to determine the Wowo Coupon purchase price.
The company changes the product or performs part of the service	No

The Company selects the local merchant and the products, and once the group buying deal is signed with the local merchant, the Company will place the advertisement and publish the Wowo Coupon related to such products on its website for sale.

The Company has discretion in supplier selection	Yes	The Company can select a local merchant at its sole discretion.
The Company is involved in the determination of goods specifications	Yes	The Company provided advisory services to local merchants in determining the product specifications offered through the Company’s website.
The Company has physical loss inventory risk (after coupon order or during shipping)	No	Generally the local merchant delivers the goods and has the inventory risk. However, if the Company is responsible for the delivery, it has general inventory risk.
The Company has credit risk	No	The subscribers pay the Wowo Coupon amount to the Company, all in advance through internet payment method. The Company does not have any credit risk.

Based on the above analysis, in the case that the local merchant is responsible for delivering the goods to the subscriber directly, the Company does not take inventory risk and is not the primary obligor, and thus revenue is recognized on a net basis.

62.                               Further to the above, revise your disclosures to separately quantify the revenues recorded on a gross basis and the revenues recorded on a net basis.

The Company respectfully submits to the Staff that the revenues recorded on a gross basis and revenues recorded on a net basis are separately disclosed in the footnote in the revised financial statements on F-17.

Note 3 — Segment Information, page F-18

63.                               In light of the significant number of acquisitions subsequent to December 31, 2010, please explain to us how you have evaluated your segments subsequent to December 31, 2010. To the extent that you continue to believe you have one operating segment, please address the following:

•                                          Explain how you have integrated the newly acquired entities into your internal reporting.

•                                          We note that in connection with the acquisitions, you have entered into agreements that grant the former shareholders and key employees a material ownership percentage in the acquired entities in exchange for continued employment. It appears that with each acquisition, you are retaining certain key staff in order to maintain operations at each separate acquired entity. Explain how these agreements impact your internal reporting and your chief operating decision maker’s decisions regarding allocating resources and assessing performance.

The Company respectfully submits to the Staff that although significant number of acquisitions was completed in 2011, the Company believes it has only one operating segment in 2011. The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions on allocating resources and assessing performance of the Company. The business is now organized and monitored on the basis of geographic locations. However, the only available financial information is limited to revenue and no discrete financial information of each geographical location is available. As a result, the Company has determined that it has only one operating segment.

There is no change on the internal reporting systems subsequent to the acquisitions:

•                  All of the bookkeeping and reporting are prepared and maintained by Finance Department in the Beijing headquarter to ensure the quality and timing of the internal reporting.

•                  All of the bank and third party payment accounts are under the control of the Beijing headquarter.

•                  Most of the operating systems have been integrated with the Company’s systems already. The remaining six systems will be completed soon.

With regard to the impact of agreements in connection with the acquisitions that grant the former shareholders and key employees a material ownership percentage in the acquired entities in exchange for continued employment, the Company respectfully submits to the Staff that:

•                  The former shareholders and key employees who have continued employment with the acquired entities are primarily responsible for the local marketing development and maintenance activities. All the expenditures for the local activities are based on the budget pre-approved by the Beijing headquarter. All the branding, marketing, research and development, back office support are provided by the Beijing headquarter.

•                  The CODM of the Company believes that there was no change in the Company’s internal reporting after the acquisitions because: (1) all of the businesses of the acquired companies are identical to the business of the Company itself; (2) the preparation of books and records of the acquired business are centralized at Beijing headquarters; and (3) although the local marketing expenditures are different in each location, the most significant activities, including financing and investing of each acquired entities, are centralized and determined by the top management in Beijing headquarter, which has roughly the same influence in all the locations.

As a result, CODM of the Company believes that the acquisition agreements had no significant impact on the Company’s internal reporting and his decisions regarding allocating resources and assessing performance.

Note 4 — Business Acquisitions, page F-18

64.                               For each of the acquisitions disclosed here, please revise your disclosures to clearly disclose the percentage of voting equity interests acquired pursuant to paragraph 805-10-50-2(c) of the FASB Accounting Standards Codification.

The Company respectfully submits to the Staffs that the Company has revised the disclosures on pages F-24 and F-25 in response to the Staff’s comment.

65.                               We note that you acquired Shenyang19tuan and Jinan0531tuan on December 31, 2010 and did not include separate financial statements under Rule 3-05 of Regulation S-X. Please provide us with your analysis of these acquisitions under Rule 3-05 of Regulation S-X. Explain why you concluded that you were not required to provide the financial statements in connection with this filing.

The Company respectfully refers the Staff to the response to comment 24. Separate financial statements of Shenyang 19tuan and Jinan 0531tuan are not required to be included in the F-1 filing under Rule 3-05 of Regulation S-X.

66.                               For each of the acquisitions, please revise your disclosures to clearly explain how you determined the value of your intangible assets. In this regard, we note disclosure in Note 11 referring to your use of the ‘cost,’ income approach — excess earnings’ and with & without’ valuation methods. Please provide more details regarding your valuation methodologies and significant valuation assumptions. Discuss the specific valuation methodologies used in connection with the valuation of the intangible assets.

The Company has revised the disclosures in Note 11 on page F-30 in response to the Staff’s comment.

67.                               Please explain to us how you determined the estimated useful life of 10 years for the trade name/domain name intangible asset in connection with the December 31, 2010 acquisitions. Refer to paragraphs 350-30-35-1 through 350-30-35-5 of the FASB Accounting Standards Codification.

The Company respectfully submits to the Staff that the domain names acquired in the acquisitions were small local brands that were known to small number of local customers, the page view and new subscribers will be redirect to the websites under the 55tuan.com domain name subsequent to the acquisitions, and as a result these brands are considered as defensive intangible asset. A defensive intangible asset shall be assigned a useful life that reflects the entity’s consumption of the expected benefits related to the asset. The benefit a reporting entity receives from holding a defensive intangible asset is the direct and the indirect cash flows resulting from the entity preventing others from realizing any value from the intangible asset. It would be rare for a defensive intangible asset to have an indefinite life because its fair value will generally diminish over time as the result of lack of market exposure or as a result of competition or other factors. Considering the market and industry condition. The Company believes the useful life of 10 years is reasonable for the acquired domain name and consistent with the estimated useful life of the domain name acquired in previous acquisition.

68.                               We note you have recorded goodwill of $228,000 and $96,616 in connection with the acquisitions disclosed here. Please revise your disclosures to provide a qualitative description of the factors that make up the goodwill recognized. Refer to paragraph 805-30-50-1 of the FASB Accounting Standards Codification.

The Company has revised the disclosure related to the goodwill recognized on F-25 and F-26 in response to the Staff’s comment.

69.                               Revise your disclosures to provide the information required by paragraph 805-10-50-2(h) of the FASB Accounting Standards Codification for the comparable prior year period.

The Company respectfully submits to the Staff that the Company has revised the disclosure to include comparable prior year period on pages F-25 and F-27.

70.                               Please revise the filing to disclose the material terms of the agreements to issue 49% interest in certain subsidiaries to the former shareholders and key employees of certain acquired companies. Please specifically address the following:

•                  Clearly disclose the vesting provisions of these restricted stock awards, including clarification as to whether the stock vests during the term or whether the vesting occurs only at the completion of the three years (i.e., cliff vesting).

•                  Clarify what happens if the employees do not provide the requisite service.

The Company has revised the referenced disclosure on F-24 in response to the Staff’s comment.

•                  We note your disclosure on page 67 regarding a repurchase right. Disclose the material provisions of any repurchase rights and how you are accounting for any such provisions.

Pursuant to the acquisition agreements, during the vesting periods of the agreements, subject to the occurrence of any one of the following events, the former shareholders shall assign all their shares to Beijing Wowo Tuan (the Company) or the third party which is appointed by the Company at a cost of RMB1 (In this situation, the company shall voluntarily waive the payment of these equity interests):

•                  The former shareholders leave the acquirees and the Company due to any reason;

•                  The former shareholders involve in any criminal offence;

•                  The former shareholders seriously violate Labor Contract, Confidentiality Agreement, Intellectual Property Agreement, Non-compete Agreement, and may adversely affect the rights or benefits of the acquires and the Company.

The Company accounted for the granting of 49% equity interests as share-based compensation within vesting periods.

•                  In connection with the updating of the financial statements, clearly describe how you are accounting for the restricted stock grants and the corresponding noncontrolling interest that will occur either during or at the completion of the vesting period dependent upon the vesting schedule.

The Company has revised the disclosures on page F-24 in response to the Staff’s comment.

In connection with your response, cite any authoritative literature you relied upon in determining your accounting for these arrangements.

Note 12- Related Party Balances, pane F-24

71.                               Please revise your disclosures here to clearly disclose the nature of the related party relationship with Mr. Yuming Wang. Refer to paragraph 850-10-50-1(a) of the FASB Accounting Standards Codification.

The Company has revised the reference disclosure on page F-31 to disclose the nature of the relationship(s) in according to paragraph 850-10-50-1(a) of the FASB Accounting Standard Codification in response to the Staff’s comment.

72.                               Please revise your disclosures here to provide additional information regarding the nature of the transactions with the related parties. In this regard, we note you refer to certain receivables from related parties. You state that these amounts represent cash collected by the related parties on your behalf. Explain the circumstances leading to the related parties collecting receivables on your behalf. Disclose any fees, commissions or other payments you made or have agreed to make to the related parties in exchange for their services. Refer to paragraph 850-10-50-1(b) of the FASB Accounting Standards Codification.

The Company has revised the reference disclosure on pages F-31 and F-32 in response to the Staff’s comment.

Note 15 — Subsequent Events, page F-27

73.                               We note from your pro forma disclosures on page 81 that in March 2011 you acquired a 100% equity interest in Beijing Kaiyishidai, but we do not see where you have provided disclosure of this transaction in your subsequent event footnote. Please advise.

The Company respectfully submits to the Staff that Beijing Kai Yi Shi Dai was acquired by Mr. Maodong Xu in his personal capacity. As a result, the acquisition is not disclosed in the subsequent event footnote of the consolidated financial statements of Beijing Wowo Tuan. However the reporting entity is changed from Beijing Wowo Tuan to Wowo Group Limited as a result of the reorganization and the variable interest entity arrangement entered into in 2011 as described in Note 1 to the financial statements of Wowo Grouop Limited. As a result, the disclosure of the acquisition of Beijing Kai Yi Shi Dai by Maodong Xu, is added in the revised subsequent event footnote on page F-37.

— (c) Acquisition of Wuxi Yuzhong, page F-28

74.                               We note that on July 1, 2011 you acquired the remaining 49% equity interest in Wuxi Yuzhong from the original shareholders for cash consideration of $252,185 and certain stock options of its parent company to be issued to the original shareholders for future services with the company over the next four years. Please tell us how you intend to account for the subsequent acquisition of the remaining 49% equity interest in Wuxi Yuzhong. Please also revise your disclosures to more clearly describe the material terms of the stock options issued to the original shareholders. Revise your disclosures to provide the reader with greater understanding of the significance of the stock options issued by clearly disclosing the total number of shares in the entity’s parent company.

The Company respectfully submits to the Staff that the acquisition of the remaining 49% equity interest in Wuxi Yuzhong will be accounted under the ASC 810-10-45 for the cash consideration of $252,185. Certain stock options of its parent company were issued to the original shareholders for their future services with the acquired entities will be accounted for as stock compensation cost under the stock option accounting treatment ASC 718-10-35. Such compensation cost for an award of share-based employee compensation classified as equity is recognized over the requisite service period, four years. The Company included the disclosure of the stock options issued to the employees in the interim financial statements on page F-87.

— (f) Acquisition of Chengdu Beiguo, page F-28

75.                               We note that on July 1, 2011 you acquired the remaining 44% equity interest in Chengdu Beiguo from the original shareholders in exchange for your issuance of 150,000 stock options of its parent company. Please tell us how you intend to account for the acquisition of the remaining 44% equity interest in Chengdu Beiguo. In addition, revise your disclosures to provide the reader with greater understanding of the significance of the 150,000 stock options issued by disclosing the total number of shares in the entity’s parent company.

The Company respectfully advises the Staff that in order to obtain the acquisition of the remaining 44% equity interest in Chengdu Beiguo, certain stock options of its parent company were issued to the original shareholders for their future services with the acquired entities will be accounted under the stock option accounting treatment ASC 718-10-35. Such compensation cost for an award of share-based employee compensation classified as equity is recognized over the requisite service period, four years. The Company included the disclosure of the stock options issued to the employees in the interim financial statements on page F-87.

—(I) Acquisition of other group buying businesses, page F-29

76.                               Please explain to us why you are not required to provide financial statements under Rule 3-05 of Regulation S-X for the acquisitions you have disclosed in this footnote.

The Company respectfully submits to the Staff that separate financial statements of other group buying business, including Shijiazhuang Jutuaner, Hangzhou Zuituan, Changsha Tuankela, Hangzhou 54tuanzhang, Shaoxing tongchenggou, Quanzhou Yiwantuan, Jilin Meimeituan, Guiyang Shantuan, Baoding Dulituan, and Guilin Haoletuan, are not required under Rule 3-05 of Regulation S-X as these acquisitions are not considered as significant acquisitions under Rule 1-02 (w). The Company respectfully refers the Staff to the response to comment 24 for detailed information.

77.                               As a related matter please explain to us how these entities were considered in your unaudited pro forma financial information presented beginning on page 75.

The Company respectfully refers the Staff to the response to comment 76 that separate financial statements of the acquisitions of other group buying business include Shijiazhuang Jutuaner, Hangzhou Zuituan, Changsha Tuankela, Hangzhou 54tuanzhang, Shaoxing tongchenggou, Quanzhou Yiwantuan, Jilin Meimeituan, Guiyang Shantuan, Baoding Dulituan, and Guilin Haoletuan, were not required under Rule 3-05 of Regulation S-X. Pursuant to Rule 11-01 (c) “pro forma effects of a business combination need not be presented pursuant to this section if separate financial statement of the acquired are not included in the filing”. Therefore, the Company determined that above acquisitions needed not to be included in the pro forma financial information.

Exhibit Index, page II-6

78.                               Please file as exhibits the agreements mentioned on page 54, the agreements with your related parties mentioned on page 112, the investors’ rights agreement mentioned on page 122, and the lock-up agreements mentioned on page 133.

The Company respectfully submits to the Staff that the agreements with consolidated affiliated entities referenced on page 56 are filed as Exhibits 10.5-10.14 to the Revised Registration Statement. The notes purchase agreement and conversion notice in connection with the issuance of Series A-1 preferred shares, share purchase agreements and shareholder agreement in connection with the issuance of Series A-2 preferred shares referenced on page 135 are filed as Exhibits 10.15-10.20 to the Revised Registration Statement.

The Company respectfully submits to the Staff that the loans between Mr. Yuming Wang and Beijing Baifeng Online Information Technology Co., Ltd. were not reoccurring loans and were repaid in full in July 2011. The Company further respectfully submits to the Staff that the Company does not believe the agreement entered into with Beijing Baifen Tonglian Information Technology Co., Ltd. to be a material contract as it was entered into in the ordinary course of business and the largest outstanding prepayment amount during the six months ended June 30, 2011 accounted for 1.2% of the net revenues for the same period. The contract was entered into at arm’s-length and Beijing Baifen Tonglian Information Technology Co., Ltd. charges the Company for short message services at market prices.

The Company respectfully submits to the Staff that it will file the form of lock-up agreement as an exhibit to the underwriting agreement in a subsequent submission of filing.

Exhibit 23.1

79.                               To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

The Company has respectfully noted the Staff’s comments and will comply in due course.

*  *  *  *  *

On behalf of the Company, we advise the Staff that the Company is aware of and acknowledges the following:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If it would facilitate the Staff’s review of the Revised Registration Statement, we would be pleased to provide an electronic copy in PDF format.

If you have any question regarding the Revised Registration Statement, please do not hesitate to contact me at (+852) 2514-7650 (work) or (+852) 9198-4235 (mobile) or my colleague Dan Fertig at (+852) 2514-7660 (work) or (+852) 6640-3886 (mobile).

Questions pertaining to accounting and auditing matters may also be directed to Yan Wang at (+8610) 8520-7162 (work) or +(86) 138-1035-7307 (mobile) of Deloitte Touche Tohmatsu, the independent registered public accounting firm of the Company, or Daniel Wu, the Company’s Chief Financial Officer at +(8610) 6266-8858 (work) or +(86) 138-1096-8041 (mobile).

Very truly yours,

/s/ Chris Lin
Chris Lin

Leiming Chen       Philip M.J. Culhane       Chris Lin       Sinead O’Shea       Jin Hyuk Park       Youngjin Sohn       Kathryn King Sudol
Resident Partners
Admitted in New York

NEW YORK	BEIJING	LOS ANGELES	LONDON	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT LLP IS A REGISTERED LIMITED LIABILITY PARTNERSHIP ESTABLISHED UNDER THE LAWS OF THE
STATE OF NEW YORK. THE PERSONAL LIABILITY OF OUR PARTNERS IS LIMITED TO THE EXTENT PROVIDED IN SUCH LAWS.
ADDITIONAL INFORMATION IS AVAILABLE UPON REQUEST OR AT WWW.SIMPSONTHACHER.COM

cc:                                Maodong Xu, Chief Executive Officer/Daniel Wu, Chief Financial Officer

Wowo Limited

James Lin

Davis Polk & Wardwell LLP

Yan Wang

Deloitte Touche Tohmatsu

SIMPSON THACHER & BARTLETT LLP

AMERICAN LAWYERS
ICBC TOWER, 35TH FLOOR
3 GARDEN ROAD
HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(852) 2514-7650	clin@stblaw.com

October 27, 2011

CONFIDENTIAL

Amanda Ravitz

Tom Jones

Mary Beth Breslin

Eric Atallah

Kevin Vaughn

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wowo Limited

Amendment No. 1 to Confidential Draft Registration Statement on Form F-1 Submitted on September 23, 2011

Dear Ms. Ravitz, Mr. Jones, Ms. Breslin, Mr. Atallah and Mr. Vaughn:

On behalf of our client, Wowo Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), we enclose ten (10) copies of the Company’s revised draft registration statement on Form F-1 (the “Revised Registration Statement”) for review by the Securities and Exchange Commission (the “Commission”) on a confidential basis. The Revised Registration Statement has been marked to show changes to the draft registration statement confidentially submitted to the Commission on September 23, 2011. On behalf of the Company, we wish to thank you and the other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

Leiming Chen      Philip M.J. Culhane      Chris Lin      Sinead O’Shea      Jin Hyuk Park      Youngjin Sohn      Kathryn King Sudol
Resident Partners
Admitted in New York

NEW YORK      BEIJING      LOS ANGELES      LONDON      PALO ALTO      SÃO PAULO      TOKYO      WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT LLP IS A REGISTERED LIMITED LIABILITY PARTNERSHIP ESTABLISHED UNDER THE LAWS OF THE
STATE OF NEW YORK. THE PERSONAL LIABILITY OF OUR PARTNERS IS LIMITED TO THE EXTENT PROVIDED IN SUCH LAWS.

ADDITIONAL INFORMATION IS AVAILABLE UPON REQUEST OR AT WWW.SIMPSONTHACHER.COM

The Company has responded to all of the Staff’s comments by revising the draft Registration Statement to comply with the comments, providing an explanation if the Company has not so revised the draft Registration Statement, or providing supplemental information as requested. In addition to the amendments made in response to the Staff’s comments, the Company has also revised the draft Registration Statement to reflect developments since the time of the initial confidential submission.

Set forth below are the Company’s responses to the comments contained in the letter dated October 14, 2011 from the Staff. The comments are retyped in italicized bolded type below for your ease of reference and are followed by a summary of the responsive actions taken. We have included page numbers to refer to the location of the Revised Registration Statement where the disclosure addressing a particular comment appears.

Overview, page 1

1.                                      We note your revised disclosure in the fourth paragraph of this section indicating that you have postponed the launch of your location-based service, LBS, to the fourth quarter of 2011. With a view toward clarified disclosure, please tell us the reason for the delay in the launch which was previously planned for August 2011.

The Company respectfully submits to the Staff that the official launch of LBS was delayed because the final stage of the research and development of the software, which consists of code debugging and pressure test, took longer than expected. The Company plans to offer LBS first on smart phones based on iOS operating system. The Company has applied for listing of the LBS software on Apple Inc.’s App Store and expects to officially offer the LBS software for download on Apple Inc.’s App Store in November 2011.

2.                                      We note your response to prior comments 3 and 4. Please provide us with full English translations of the information you submitted in response to these comments. We may have further comment upon reviewing these reports. Please also provide independent, objective support for your statement in the revised bullet point on page 3 regarding your “superior user experience.”

The Company respectfully submits to the Staff that the full English translations of the referenced reports are attached as Annex A and Annex B of this letter.

The Company has revised the referenced disclosure on “superior user experience” on pages 3 and 101 in response to the Staff’s comment.

3.                                      We note your revised disclosure in the fifth paragraph of this section where you discuss your net losses, net revenues, and gross profit for the year ended December 31, 2010 and the six months ended June 30, 2011. Please tell us why you believe it is appropriate

2

to highlight your gross profit in the summary given the significant operating expenses necessary to your operations that are not captured in that metric.

The Company has removed the referenced disclosure on gross profit on pages 2, 63 and 99 in response to the Staff’s comment.

We may be adversely affected by the complexity, page 28

4.                                      We note your response to prior comment 38. Please clarify the status of your application for trademarks with the Trademark Office of the State Administration for Industry and Commerce and the merger into Wowo Tuan’s website of the websites operated by your consolidated entities which have not received ICP license.

The Company respectfully submits to the Staff that the Company has filed applications for the registration of related trademarks with the Trademark Office of the State Administration for Industry and Commerce and received notification of the receipt of the trademark applications. Currently, the applications for trademark registration are still under review by the Trademark Office of the State Administration for Industry and Commerce. The Company has revised the referenced disclosure on page 30 in response to the Staff’s comment.

The Company further respectfully submits to the Staff that the Company has completed integrating all of the websites operated by its consolidated affiliated entities under the 55tuan.com domain name except for three websites. The Company expects to complete the integration of the remaining three websites by end of November 2011, upon which the company will not have any website operating without an ICP license. The Company has revised the reference disclosure on page 30 to reflect this process.

Under the PRC enterprise tax law, we may be classified, page 32

5.                                      We reissue comment 12 in part. Please discuss how the criteria in Circulars 82 and 45 would apply to your business.

The Company has revised the referenced disclosure on pages 33 and 34 in response to the Staff’s comment. The Company further respectfully submits to the Staff that neither Circular 82 nor Circular 45 applies to the Company which is a company incorporated offshore and controlled by PRC individuals. However, the relevant criteria and administration clarification provided in the Circulars reflect the PRC State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented, and there is no guarantee that the PRC State Administration of Taxation will not apply the same or similar criteria as provided in Circular 82 to determine whether the “de facto management body” of a

3

company incorporated offshore and controlled by PRC individuals such as the Company is located within the PRC in the future.

Dilution, page 50

6.                                      We note your response to 15. Please show us how you calculated the pro forma net tangible book value of $10.8 million as of June 30, 2011.

The Company has revised the amount of the net tangible liabilities to US$19.6 million as of June 30, 2011, the referenced disclosure on page 51 in response to the Staff’s comment. The calculation of net tangible liabilities book value as of June 30, 2011 is as below:

Net liabilities	US$	(10,801,536)
Less: Goodwill, intangible assets		8,766,641
Net tangible liabilities book value	US$	(19,568,177)

Fair Value of Our Ordinary Shares and Share-Based Compensation, page 70

7.                                      We note that in connection with estimating the fair value of each option grant you have used the historical volatility of select listed guideline companies. Please describe to us in greater detail the nature of the comparable publicly traded companies you selected and the basis for your conclusion to select those companies. Discuss how you considered factors such as industry, stage of life cycle, size and financial leverage when selecting the comparable companies. Refer to paragraphs 718-10-55-36 and 37 of the FASB Accounting Standards Codification and Question 6 in SAB Topic 14.D.1.

The Company respectfully submits to the Staff that because the Company does not have a trading history for its common stock, the expected stock price volatility was estimated by referring to the historical stock price volatility of certain public companies in industry similar to the Company’s (the “Guideline Companies”) over a historical period equivalent to the contractual life of the stock options.

The Guideline Companies were selected with consideration given to the following principles: (i) companies that provide online group buying services and/or e-Commerce services; (ii) companies that have their principal operations in China (as the Company’s business is in China), and/or (iii) companies that are publicly listed in the United States (as the Company plans to become a public company in the United States).

Based on the principles above, the Company selected the following companies as Guideline Companies: Alibaba.com Limited, Amazon.com Inc., Ctrip.com International,

4

Ltd., eBay Inc., eLong Inc., which are all mainly engaged in providing online products and services.

The Company has analyzed the comparability of Guideline Companies above related to stages of development/profitability, size and financial leverage as of the valuation date in the table below:

Company	Stage of development / Profitability	Market cap as of July 5, 2011	Financial leverage	Analysis of comparability
Alibaba.com Limited (1688 HK)	Alibaba has generated significant revenue with profit since 2006.	US$ 8,270 million	No debt	Larger size and profitable since 2006.
Amazon.com Inc. (AMZN US)	Amazon has generated significant revenue with profit since 2006.	US$ 96,371 million	No debt	Larger size and profitable since 2006.
Ctrip.com International, Ltd. (CTRP US)	Ctrip has generated significant revenue with profit since 2006.	US$ 6,017 million	No debt	Larger size and profitable since 2006.
eBay Inc. (EBAY US)	eBay has generated significant revenue with profit since 2006.	US$ 42,363 million	No debt	Larger size and profitable since 2006.
eLong Inc. (LONG US)	eLong has generated significant revenue since 2006 and was loss-making since 2006 to 2008.	US$ 797 million	No debt	Comparable size and profitability.

The Company respectfully submits to the Staff that the volatility used to calculate the fair value of options granted by the Company was estimated based on the historical stock price volatility of the Guideline Companies over a period comparable to the contractual life of the options. To be specific, the considered period of historical stock price is from July 2006 to July 2011 (the “Period”). Based on its analysis, the Company believes eLong is most comparable to it due to the following factors:

a.              eLong’s stage of development over the Period is similar to the expected development of the Company’s business over the forecast contractual life of the option. In particular, eLong was loss-making from 2006 to 2008 and became profitable thereafter. The

5

company is expected to be loss-making during the period between 2011 and 2013 and is expected to become profitable thereafter, which is consistent with the historical financial performance and profitability trend of eLong;

b.              eLong’s market capitalization is the smallest amongst the Guideline Companies. As of the option valuation date, i.e., July 5, 2011, the market capitalization of eLong was around US$800 million;

c.               Compared with intense competition of online group buying service, eLong has confronted with similar intense competition in online product and service industry. In additional, eLong has launched its online group buying services from year 2011.

The Company studied the historical stock price volatilities of the Guideline Companies and did not find that larger company like Ctrip.com has lower stock price volatility than smaller company like eLong. Therefore, in considering the volatility used in the Company’s valuation, for conservative reason, the Company selected the higher of a) the average volatility of the Guideline Companies and b) the volatility of eLong.

Please find summarized below for your reference the average, historical stock price volatility of the Guideline Companies and the historical stock price volatility of eLong as of each option valuation date:

Valuation date	Historical average volatility from guideline companies	Historical volatility of eLong	Selected volatility
February 1, 2011	51%	46%	51%
July 1, 2011	52%	51%	52%

8.                                      As a related matter, please note that we will delay our final assessment of stock based compensation pending inclusion of the estimated IPO price in the filing.

The Company respectfully submits to the Staffs that IPO price range would not be available until shortly before printing of the preliminary prospectus. Once an IPO price range is estimated, the Company will make relevant disclosures and reply to any further comments the Staff might have on the stock based compensation.

Internal Control Over Financial Report, page 74

9.                                      We note your response to prior comment 21; however we do not see where you have added disclosure to explain how the identified material weaknesses impacted the preparation of the financial statements. Please revise or advise.

The Company has revised the referenced disclosure on page 75 in response to the Staff’s comment.

6

Results of Operations, page 75

Six months ended June 30, 2011 compared to six months ended June 30, 2010, page 76

Acquisition, page 77

10.                               We note from your responses to prior comments 24, 27, 28 and 65 that for the acquisitions of Shenyang 19tuan and Jinan0531 you did not include pre-acquisition financial statements or pro forma financial information as the businesses did not commence operations until the third quarter of 2010. Please explain to us how exclusion of these entities complies with Rule 3-05(b)(2) of Regulation S-X, which specifies pre-acquisition financial statements should be furnished for the two most recent fiscal years or such shorter period as the business has been in existence.

The Company respectfully advises the Staff that the Company has added the separate financial statements of Shenyang 19tuan and Jinan0531 in the Revised Registration Statement as well as revised the pro forma financial information on pages 85, 87, 90 and 96 in response to the Staff’s comment.

11.                               Please explain to us the disclosure at the bottom of page 78 regarding the five acquisitions of businesses you made since December 31, 2010. Explain how these transactions differ from the 16 acquisitions disclosed in the table immediately preceding this one.

The Company respectfully submits to the Staff that the main difference between the 5 acquisitions of businesses and the other 16 acquisitions is that the businesses acquired by Beijing Wowo Tuan through the 5 acquisitions were turned into branch offices of Beijing Wowo Tuan and will be operated by Beijing Wowo Tuan directly, while the businesses acquired through the other 16 acquisitions will be operated by the newly formed entities, as subsidiaries of Beijing Wowo Tuan. The Company has revised the reference disclosure on page 80 in response to the Staff’s comment.

Contractual Obligations and Commercial Commitments, page 81

12.                               We note from your response to prior comment 26 that you did not have any contractual obligations other than non-cancelable operating leases. Please revise your disclosure to provide your tabular disclosure of contractual commitments in the format required by Item 5.F of Form 20-F. Also note that this information should be as of your latest fiscal year end.

The Company has revised the referenced disclosure on page 82 in response to the Staff’s comment.

7

Unaudited Pro Forma Condensed Consolidated Financial Data, page 84

Pro Forma Adjustments, page 89

13.                               We note from your response to prior comment 31 that you have reflected the acquisitions of Wuxi Yunzhong and Chengdu Beiguo in your pro forma balance sheets as of June 30, 2011. Please explain how you reflected the acquisitions of the noncontrolling interests in your pro forma income statements.

The Company respectfully submits to the Staff that the Company reflected the 100% acquisitions of Wuxi Yunzhong and Chengdu Beiguo as if the acquisitions of 100% interest in Wuxi Yunzhong and Chengdu Beiguo occurred at the beginning of the fiscal year of 2011 in the pro forma income statements.

Related Party Loans and other Payments, page 125

14.                               Please expand this section to provide the disclosure for the period since the beginning of the company’s preceding three financial years up to the date of the document. See item 7.B of Form 20-F. For example, it appears from your response to prior comment 78 that in July, 2011 Mr. Wang repaid the outstanding loan mentioned in the first paragraph of this section. Please also tell us why the revised disclosure in the second paragraph of this section does not reflect the amount repaid in January, 2011, as mentioned on page 125 of your previous submission.

The Company has revised the referenced disclosure on page 125 in response to the Staff’s comment.

15.                               We note your response to prior comment 41. Expand your disclosure in the first paragraph of this section to describe the material terms of the underlying transaction. Please also reconcile the disclosure in this section with that on page 80 regarding an advance to a related party of $446,882.

The Company respectfully submits to the Staff that before Mr. Maodong Xu and his wife acquired Beijing Wowo Tuan on December 31, 2010, the business of Beijing Wowo Tuan was very small, and no formal third party payment accounts such as Alipay account was opened under Beijing Wowo Tuan’s name. Beijing Wowo Tuan used Mr. Yuming Wang’s personal Alipay account to collect payment from subscribers. The balance of such payments as of December 31, 2010 was RMB1.8 million (US$273,122). On December 31, 2010, Beijing Wowo Tuan used one of the Alipay accounts of Beijing Baifen Tonglian Information Technology Co., Ltd., or Lmobile, a company controlled by Mr. Maodong Xu, to collect payments from subscribers in the amount of RMB1.2

8

million (US$173,760). As these accounts were not under Beijing Wowo Tuan’s name, the aggregate balance of the above mentioned payments in the amount of RMB3.0 million (US$446,882) was treated as due from related parties. The US dollar translations of the initial draft of the registration statement swere made at the exchange rate of RMB6.7603 to US$1.00. The US dollar translations of the Revised Registration Statement were made at RMB6.4635 to US$1.00, the noon buying rate on June 30, 2011, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

16.                               Please expand the third paragraph of this section to disclose the nature of the relationship between you and Baifen Online.

The Company has revised the referenced disclosure on page 125 in response to the Staff’s comment.

Consolidated Statements of Cash Flows, page F-9

17.                               We note your response and revisions in response to prior comment 54. We further note from your disclosures on pages F-24 — F-25 and F-28 that as of December 31, 2010 there was 5409,091 payable for business acquisitions. Please revise your statement of cash flows to disclose this non cash investing activity in accordance with FASB ASC 230-1050-3.

The Company has revised the statement of cash flow on page F-10 by adding disclosure of payable for business acquisitions as one of the non-cash investing activities in response to the Staff’s comment.

Note 1 — Organization and Principal Activity, page F-11

18.                               We note your response to prior comment 55. Similar to your response, please revise your disclosures to indicate clearly how the fair value of the shares you issued in this transaction was determined.

The Company respectfully submits to the Staff that the Company has revised the referenced disclosure on pages F-12 and F-48 in response to the Staff’s comment.

9

19.                               We note your response to prior comment 58. We note that the group buying industry in China is relatively new and competition is intense. We further note that Beijing Wowo Tuan has a very limited operating history. Given these factors, it remains unclear how you determined that the useful life of the acquired trade name/domain name is 10 years. Please provide us with your detailed analysis supporting the useful life of 10 years.

The Company respectfully submits to the Staff that it has applied the estimated useful life of 10 years after taking into account of the legal life and the economic life of the trade name / domain name.

a.                                      In China, the legal protection for a trade name / domain name upon registration with relevant government authority is 10 years and normally the cost to renew a registration for another 10-year period is immaterial.

b.                                      The Company notes that the group buying industry in China is relatively new and competition is intense and most of the companies in the industry will be liquidated or acquired in the short term because of funds shortage. However, the Company believes that trade name / domain name is important and valuable from a long-term perspective.

It is quite common that a group buying business has strong trade name / domain name recognition and/or with stable / growing customer relationship to generate revenue. The Company believes that trade name / domain name is an important and essential way for a company to differentiate itself from others in online group buying industry and to obtain customers. According to the 2010 industry report issued by Baidu data research center, over 40% of users in China locate websites for online group buying services through searching the trade name / domain name directly and the customers pay more attention to the quality of goods and services provided, which is a process to build up the trade name / domain name recognition.

Furthermore, the Company believes that most companies in the industry will be acquired and liquidated in the short term because of funds shortage. Therefore, well-recognized trade name / domain name are valuable because of their ability to attract customers, even if the business itself has going concern problem.

With consideration of the facts that the companies acquired by the Company have built up trade name / domain name recognition in local markets, the Company believes that the trade name / domain name is valuable from a long term perspective. However, the value of these trade name / domain name will diminish over their contractual years if they are acquired for defensive use without sustaining stable / growing customer relationship.

Based on the analysis above, the Company has applied the estimated economic life of 10 years for trade name / domain name so as to reflect the period during which the Company can receive benefits related to these trade name / domain name by preventing other market participants from realizing any value from these trade name / domain name.

For reference purpose, the Company also performed sensitivity test on the effect of economic life assumption to the annual amortization amounts. For an economic life assumption of 10 years (which the Company currently uses in its valuation), the fair value of the trade name / domain name of Wowo Limited is US$380,000, with an annual

10

amortization of around US$38,000 per year with the 10 years useful life estimation. With a shorter economic life assumption of 5 years, the fair value of the trade name / domain name is around US$200,000, with an annual amortization of around US$40,000 per year with the 5 years useful life estimation. Based on the above sensitivity test, the economic life assumption would not have any material impact on the annual amortization amount.

The VIE Arrangement, page F-13

20.                               Please tell us why you believe each of the control and economic benefits agreements are enforceable under PRC and local law. If you consider this enforceability conclusion to be a significant consolidation judgment and/or assumption please revise your disclosure accordingly. We refer you to ASC 810-10-50-8.

The Company respectfully submits to the Staff that Commerce & Finance Law Offices, the PRC legal counsel of the Company, has opined that the contractual arrangements entered into between the PRC subsidiary of the Company, the PRC consolidated affiliated entities and their shareholders constitute valid, legal and binding obligations enforceable against each of them in accordance with the terms of each of the contractual arrangements. Such opinion has been addressed in the opinion of Commerce & Finance Law Offices regarding certain PRC legal matters previously filed as Exhibit 99.2. Therefore, after taking into consideration of the legal advice from Commerce & Finance Law Office, the Company believes that each of the control and economic benefits agreements is enforceable under PRC and local law and no judgment and/or assumption is involved in this enforceability conclusion.

Note 2 — Summary of significant Accounting Policies, page F-17

Revenue recognition, page F-17

21.                               We note your response to prior comment 60. Please address the following:

•                                          For GEM units deployed at merchant locations, please clarify who has title to the units.

The Company respectfully submits to the Staff that the Company owns the titles of the GEM units.

•                                          Tell us how you plan to depreciate the GEM units, including your estimate of the useful life of the units and where you intend to classify the related depreciation expense.

The Company further respectfully submits to the Staff that for the six months ended June 30, 2011, there is no depreciation of the GEM being recorded as the Company started to deploy GEM units at merchant clients’ locations in the third

11

quarter of 2011. The Company plans to start depreciating the GEM units over an estimated useful life of 5 years, and will include the related depreciation expenses into cost of sales.

•                                        Provide us with a walkthrough of a typical agreement with a merchant whereby the merchant will obtain a GEM unit. Discuss at what point in the process the merchant receives the GEM unit in relation to the commencement of the group buying offer. Discuss how long the merchant retains the GEM unit and when the merchant is required to return the unit to you.

The Company respectfully submits to the Staff that in order to enhance the satisfaction of subscribers’ group buying experience of Wowo Coupon, the Company deploys at certain merchant clients’ locations the GEM units, including a table-top hardware device (a numerical key board, a two-dimensional barcode reader, a touch screen and a small printer) and a web-based application. Prior to featuring a group buying offering on Wowo Tuan, the Company determines whether to install the GEM unit at the merchant client’s locations based on factors such as size of the group buying offering, merchant reputation and the geographic distribution of its stores, and expected frequency of redemption.

Below is a detailed recount of a typical agreement with a merchant client in relation to the installation of a GEM unit:

During the contract period of GEM units (“GEM Contract Period”) - The merchant client is required to sign a security agreement with the Company upon deployment of the GEM units at such merchant client’s locations for GEM Contract Period. The Company’s technical team will install the GEM units prior to the featuring of the group buying offering on Wowo Tuan. When a subscriber purchases a Wowo Coupon, an SMS message is sent to the subscriber’s mobile phone. The message contains coupon information, the description of the goods or services purchased, a two-dimensional barcode and a back-up security code. The subscriber can redeem the Wowo Coupon at the merchant client’s location simply by swiping the two dimensional barcode on the GEM unit and the coupon verification can be completed within seconds. Without the GEM system, the subscriber may wait in line for a long time while the cashier verifies the coupon security code with the Company.

After GEM Contract Period - The Company will retrieve the GEM units from the merchant clients upon expiration of the GEM contract, usually three months.

Currently, merchant clients do not pay the Company any fees for the use of the GEM units.

12

22.                               We note that merchants can utilize the GEM units to verify Wowo coupons. Please tell us how merchants that do not have a GEM unit verify Wowo coupons.

The Company respectfully submits to the Staff that merchant clients without GEM units may use the Company’s website by logging into the Company’s website and entering the merchant name and coupon password or make phone calls to the Company’s call center to verify Wowo Coupons.

23.                               We note your response to prior comment 61. In order to help us further evaluate your basis for presenting revenue on a gross basis, please address the following:

•                                          Summarize for us and provide proposed disclosure (for inclusion in the appropriate sections of your registration statement), that clearly delineates the rights and obligations of the parties in both the agreement between the purchaser of a group-buying offer and Wowo and the agreement between Wowo and the merchant that provides the discounted service to which the owner of a group-buying offer is entitled.

The Company respectfully submits to the Staff that the Company believes it is the primary obligor in the transactions based on the rights and obligations of the parties in both the agreement between the purchaser of Wowo Coupon and Wowo Tuan, which provides for the terms and conditions of a Wowo Coupon, and the agreement between Wowo Tuan and the merchant client, which specifies the terms and conditions of the discounted goods or services to be provided by the merchant client. Basically, the role of Wowo Tuan is to offer the group buying deals to the purchasers by featuring them on Wowo Tuan and ensure they are satisfied with the service provided. The Company makes selection of the local merchants, determines the service specification, designs the package to be provided to coupon purchasers from the merchant’s set menu, determines the offering price based on various factors, publishes the related Wowo Coupon on Wowo Tuan, guarantees the goods or services are provided or delivered upon redemption, handles customer inquiry and makes refund to the purchasers for unsatisfied goods or services or for unused Wowo Coupons. To attract subscribers to Wowo Tuan to make their purchase, the Company engages more than 3,000 merchant consultants based in over 100 cities in China, who visit a number of local merchants on a daily basis to source group-buying deals.

Pursuant to the agreement between the purchaser of a Wowo Coupon and Wowo Tuan, the rights of Wowo Tuan are to collect the payment from the purchaser, to decide the limit-to-purchase quantity for a group-buying offer, and to modify the posted information on its website from time to time. The obligations of Wowo Tuan are to guarantee the information on the goods or services featured on Wowo Tuan is true and fair, to issue Wowo Coupon to the purchaser, and to make refund

13

to purchasers for unsatisfied goods or services or for unused Wowo Coupons.  The rights of the purchaser are to receive the relevant Wowo Coupon from Wowo Tuan, and to request Wowo Tuan to refund for unsatisfied goods or services or for unused Wowo Coupons. The obligations of the purchaser are to make payment for purchased Wowo Coupons.

Purchasers of Wowo Coupons are entitled to receive specified goods or services from local merchants by redeeming Wowo Coupons with such local merchants. In case a purchaser is unsatisfied with the goods or services received, such purchaser may ask for a refund from Wowo Tuan, no matter whether the local merchant who provided the goods or services agrees with the refund or not. Based on the Company’s past experience, such refund claims are insignificant compared to Wowo Tuan’s revenues. Prior to August 1, 2011, the purchaser may request a full refund for unused Wowo Coupons from the Company without time limitation. On August 1, 2011, the Company adopted and published a new return policy which applies retroactively to Wowo Coupons previously sold. Pursuant to the new policy, if a Wowo Coupon is unused upon expiration, the purchaser may ask for a full refund within 20 days of expiration. If an unused coupon is not claimed for refund by the purchaser within 20 days after the expiration of the redemption period, the Company will not offer refund. The Company does not share proceeds from any unused and unclaimed Wowo Coupons with the local merchant.

Pursant to the agreement between Wowo Tuan and the merchant client, the rights of Wowo Tuan are to select the merchant, to determine the listing price, to request the merchant to provide agreed goods or services to purchasers of the corresponding Wowo Coupon, and the obligations of Wowo Tuan are to determine the service specifications, to provide the merchant with the actual number of coupons sold and related coupon information after completion of a group-buying offer on Wowo Tuan, to make payments to the merchant client based on the agreed payment term and actual number of redeemed coupons. The Company may deduct related cost of a refund from the settlement payment if the local merchant agrees with such refund. If the local merchant does not agree with the refund, Wowo Tuan still makes refund to the purchaser to ensure superior subscriber experience. The rights of the merchant are to collect the payments from Wowo Tuan based on the agreed payment term and actual redeemed coupons, and the obligations of the merchant are to provide the required information, such as a copy of business license to Wowo Tuan, to provide the detailed information for the goods or services, to verify and accept the Wowo Coupons, to provide the agreed goods or services to purchasers of the corresponding Wowo Coupon, and to provide invoices to purchasers upon requests.

14

On a typical day, the Company’s merchant consultants visit a number of local merchants to source group buying deals. It is the Company’s sole discretion to select local merchants for group buying deals. The merchant consultants educate potential local merchant clients on the benefits of group buying deals and enlist qualified local merchants to try the Company’s service. Given that many local merchants have no prior experience in group buying offerings, the merchant consultants will pick items from the local merchant’s service menu and design a package that is attractive to Wowo Tuan’s subscribers. It is the Company’s discretion to determine the service specification offered through the Company’s website. If a potential group buying deal is approved for listing on Wowo Tuan by the Company, the Company signs a contract with the local merchant which includes details such as description of goods or services offered, settlement price, settlement schedule and other typical commercial terms. The Company, usually through a city manager, determines the listing price of each group buying deal (or price per Wowo Coupon) on Wowo Tuan based on factors such as potential demands, average market prices for similar offerings, the Company’s internal gross margin guideline which varies by sectors and may change overtime according to the Company’s strategy, and other competitive offerings during the same time period. It is the Company’s sole discretion to determine the Wowo Coupon’s offering prices. The Company then informs the local merchant the listing price on Wowo Tuan and timing of the listing. No merchant consent is needed according to the agreement with the local merchant. However, the Company does not price the deal in a way (such as at an extremely high price) that may not be beneficial to the Company and the local merchant. Typically, the listing price per Wowo Coupon is approximately one to ten percent above the settlement price the Company pays the local merchant. For group buying deals of services, the purchasers need to go to the local merchant’s location to redeem the Wowo Coupons and receive specified services. For group buying deals of goods, which currently only account for a small percentage of the Company’s sales, the Company contacts the supplier (typically a manufacturer or a wholesaler) to deliver the goods directly to the purchasers or via the Company’s contracted third-party express delivery service companies. The Company pays the merchant clients upon verification of delivery notices.

If the local merchant agrees with the refund, Wowo Tuan may deduct the related cost of refund from the settlement payment. If the local merchant does not agree with the refund, Wowo Tuan still makes refund to the purchaser to ensure superior subscriber experience.

15

•                                          Provide additional information and analysis to address whether Wowo is responsible for the acceptability of the service provided by the merchant to the owner of the group-buying offer.

The Company is responsible for the acceptability of the goods or services provided by the merchant to purchasers of Wowo Coupon. Based on the contract between the Company and the local merchants, the local merchants provide goods or services as described on the corresponding Wowo Coupons. If a subscriber is not satisfied with the goods or services provided by the merchant when redeeming the Wowo Coupon, the subscriber may request a full refund from the Company. The Company negotiates with the merchant to request guarantee for goods or services with acceptable quality in the future. If negotiation with the merchant is unsuccessful, the Company has the option to terminate the contract with the local merchant pursuant to the contract terms and notify subscribers who have not redeemed the relevant Wowo Coupons with such local merchant to contact the Company for full refunds.

•                                          Clearly describe to us the payment arrangements with the merchants that provide the discounted service to which the owner of a Wowo coupon is entitled. Clearly describe the various milestones that must be met for each payment and the associated payment percentage.

Typically, a new group buying offering deal will be featured on Wowo Tuan for four to seven days, after which period the Company will make the first payment to the local merchant typically in the amount of 20% to 50% of the total settlement amount. Pursuant to the agreement, the merchant is not obliged to return any overpayment to the Company if upon the expiration of the redemption period the settlement amount of the total Wowo Coupons actually redeemed is less than the initial payment amount paid to the merchant. If the merchant refuses to pay the Company back, the Company also bears any refund cost to the purchasers.

After 80% of Wowo Coupons of the group buying deal have been redeemed with the local merchant, the Company will make a second payment to the merchant the amount of which equals to the number of Wowo Coupons redeemed multiply by the settlement price per coupon (i.e. 80% of the full settlement amount), less the first payment.

The third and final payment will be made by the Company after the expiration of the redemption period based on the actual number of Wowo Coupons redeemed, less any refunds paid by the Company and agreed with by the merchant. Occasionally, if the local merchant has a strong brand or is a nationwide service provider, the Company may agree to pay the local merchant a percentage of estimated total gross billing in advance upon contract signing. Such advanced payment will allow the local merchant to start to provide the goods or services as soon as the group buying deals is featured on Wowo Tuan. Payment for redeemed coupon will be offset against the pre-payment to the local merchant.

16

If a group buying deal is cancelled because the quantity sold was below the minimum threshold, the Company does not pay the local merchant.

•                                          Although you provide refunds to customers, tell us if there are terms or conditions in the arrangements with customers that could provide you with legal basis for not making such refunds. In this regard, please specifically address whether you are obligated to provide refunds to purchasers of group-buying offers if they are not satisfied with the services.

The Company respectfully submits to the Staff that there is no legal obligation for the Company to provide such refunds to subscribers when the service on which the group buying deal is offered is not acceptable to the subscriber upon coupon redemption. Nonetheless, the Company published a Wowo service commitment on Wowo Tuan which guarantees full refund if a subscriber is unsatisfied with the merchant goods or services when redeeming the Wowo Coupon.

•                                          Quantify the amounts that have been refunded back to subscribers to group-buying offers through June 30, 2011 by you for unsatisfactory services provided by the underlying merchant. Please also quantify the amount that was recovered from merchants for unsatisfactory services.

The Company respectfully submits to the Staff that the total amount of refund made due to unsatisfactory goods or services for the six months ended June 30, 2011 is US$1,410 with zero balance recovered from merchants because historically, the Company has not requested any reimbursement from merchant clients for refund after the full settlements.

24.                               Further, without limiting your response, please clarify the rights and obligations of the three parties involved in the following circumstances:

The Company respectfully submits to the Staff that:

•                                          When a group-buying offer is sold and the customer attempts to redeem it following the expiration of a promotion period,

Merchant will not accept redemption after the expiration of the redemption period. It is the Company’s responsibility to provide refund to purchasers for unredeemed Wowo Coupon based on the then-applicable return policy. Prior to August 1, 2011, a purchaser may request a full refund for unredeemed Wowo Coupon from the Company without any time limitation. On August 1, 2011, the Company adpoted a new return policy which is applied retroactively from August 1, 2011 for any unredeemed Wowo Coupons. Pursuant to the new policy, a purchaser can only claim refund for unredeemed Wowo Coupon within 20 days after the expiration of the promotion period.

17

•                                          When a group-buying offer is sold and redeemed but the customer requests a refund because of an unsatisfactory experience with the merchant,

According to the rules published on Wowo Tuan, a purchaser needs to make the claim for refund for unsatisfactory experience with the Company’s customer service within 24 hours after the Wowo coupon is redeemed. The Company will immediately contact the local merchant to understand the nature of the claims made by such purchaser. The Company will make full refund to the purchaser regardless whether the merchant agrees with the refund or not. If the refund claim is agreed with by the local merchant, the Company will deduct the relevant fees from the final settlement payment to the local merchant. If the refund claim is not agreed with by the local merchant, the Company will have to bear the cost of the refund as part of its commitment to superior user experience. If the service quality is in question, the Company will negotiate with the merchant to request guarantee for services with acceptable quality in the future; if the negotiation with the merchant is unsuccessful, the Company has the option to terminate the contract with the local merchant pursuant to the contract terms and notify purchasers who have not redeemed the relevant Wowo Coupons with the local merchant to contact the Company to receive a full refund.

•                                          When a group-buying offer is sold but the customer requests a refund of an unused group-purchase offer during the promotion period (i.e., change of mind),

The Company will provide full refund to such claims with no question asked. Because payment to the merchant is based on actual coupons redeemed and the final settlement is made after the expiration of the promotion period, such reclaimed refunds do not affect the amount of payment made to the merchant which is based on actual coupon redemption with such local merchant. Pursuant to the agreement, the merchant is not obliged to return any overpayment to the Company if upon the expiration of the redemption period the settlement amount of the total Wowo Coupons redeemed is less than the initial payment amount paid to the merchant. If the merchant refuses to pay the Company back, the Company also bears any refund cost to the purchasers.

•                                          When a group-buying offer is sold but the customer requests a refund after the promotion period,

For unused Wowo Coupon, the purchaser may request a full refund for unused Wowo Coupon from the Company without time limitation prior to August 1, 2011. On August 1, 2011, the Company adopted a new return policy which was applied for all unredeemed Wowo Coupons, including those Wowo Coupons sold prior to August 1, 2011. As a result, a purchaser can only claim refund for

18

unredeemed Wowo Coupon within 20 days after the expiration of the promotion period after which the Company does not provide refund to purchasers for unused Wowo Coupon pursuant to the rules published on Wowo Tuan.

•                                          When a group-buying offer is sold but the merchant does not honor the group-purchase offer voucher (i.e., in bankruptcy),

The Company will terminate the contract with the local merchant pursuant to the contract terms, and will notify subscribers to contact the Company for a full refund.

•                                          When group-buying offers are sold but redemptions are less than the number of customers committed to a merchant, and

The typical threshold of a group buying deal is ten coupons. In case less than ten coupons were sold, the Company may cancel the contract and refund all coupon payments to the subscribers without any further obligations to the subscribers or the merchant. However, the Company has never experienced such situation because the local merchants consider a featured deal on Wowo Tuan as free advertisement for them to the Company’s subscribers even if no Wowo Coupons on the deal are sold. Pursuant to the agreement, the merchant is not obliged to return any overpayment to the Company if upon the expiration of the redemption period the settlement amount of the total Wowo Coupons redeemed is less than the initial payment amount paid to the merchant.

•                                          When a Wowo coupon is fraudulently redeemed.

In case of fraudulently redemption, the Company has the responsibility unless it can be clearly proven that the merchant had participated in the fraudulent scheme, in which case the Company may seek legal recourse. The Company will continue to improve its system to prevent fraudulent redemption in the future.

As appropriate, please ensure that your disclosures are sufficiently robust to address the above situations and circumstances.

The Company has made the appropriate disclosure for the above mentioned fact in response to the Staff’s comment.

19

25.                               Please provide us with a detailed summary of a typical merchant agreement. Please also provide us with a detailed summary of your agreement with purchasers of group-buying offers. If no such agreement exists, please provide us with a detailed summary of the terms and conditions purchasers of group-buying offers must agree to prior to purchasing a Wowo coupon (i.e., user terms of service).

Certain key terms of a typical merchant agreement is summarized as follows:

•                                          Fee settlement:

The Company features the merchant’s goods or service information on Wowo Tuan and determine the price of such goods or service. After the offering period of a group buying deal ends, the Company will pay the merchant 50% of the total sales which equals to the actual sales number times the price settled with the purchaser (“settled price”). When the redemption number reaches 80% of the actual number of Wowo Coupon sold, the Company will pay the merchant the balance of the real consumption which equals to the actual consumption number times the settled price, subtracting the initial payment to the merchant within one business day. Within five business days after the expiration day of group buying coupons, the Company will pay the merchant the remaining balance based on the total actual number of redeemed coupons.

•                                          The Company’s rights and obligations are as follows:

The Company will feature merchant’s product information on its website. The exact featuring date will be notified to the merchant by the Company in advance. If the group buying is successful, the Company will provide the merchant the relevant data, i.e. coupon verification number, which will be used to accept and verify group buying subscriber information and the real sales number. In order to promote a merchant’s product, the Company can use available online media to advertise the merchant’s product. The Company will confirm with the merchant when the featuring page is online.

•                                          The merchant’s rights and obligations are as follows:

The merchant will not cooperate with other group buying businesses and will not terminate the cooperation with the Company within 30 days after signing the Corporation Agreement (the “Agreement”). The merchant needs to provide the Company with business certificate and related licenses. After signing the Agreement, the merchant needs to provide launching material and physical sample to the Company for free. The materials, samples and related information must be legal. The sample should be the same with those products to be offered to group buying subscribers and should meet the standards of the state and the industry. The materials and group buying products are subject to laws and regulations of China and shall not violate the rights and intelligent property of any third party. The merchant will guarantee that during the period of group buying, the group buying price is lower than any price published on the current market. At the same time, the merchant shall not sell the product at the same price offered to the Company. The merchant shall provide invoice in line with the price used in group buying deal.

20

Certain key terms and conditions that purchasers of group-buying offers must agree to prior to purchasing a Wowo Coupon are summarized as follows:

The purchaser accepts price of coupon and limit-to-purchase quantities when purchase group-buying products, and accept usage limit, the terms and conditions, as well as other rules and instructions publicized in the Company’s website. Typically, the purchaser is entitled to ask the merchant to issue formal invoice with the sufficient amount based on the consumption of Wowo Coupon. Sufficient amount means the amount of coupons, the Company is not obliged to issue any invoices to the purchaser and is not responsible for invoice-issuing by the merchant. The purchaser can request refund from the Company for unsatisfied goods or services.

The Company has submitted the English translation of its form merchant contract as Annex C and user terms of service as published on Wowo Tuan as Annex D to this letter.

26.                               We note your disclosure on page 97 that the group-buying offers must meet a certain predetermined minimum threshold in order to be deemed successful. Please provide us with additional details regarding this minimum threshold, including a discussion of the typical minimum threshold quantity, who determines the minimum threshold and what the rights and obligations of each party are should the minimum threshold not be attained.

The Company respectfully submits to the Staff that the typical minimum threshold of a group buying deal is ten coupons, which is the industry practice of group buying business in China. In case less than ten coupons were sold, the Company may cancel the contract and refund all coupon payments to the purchasers without any further obligations to the subscribers or the merchant. In rare cases when the Wowo Coupons were sold but redemptions are less than the threshold number of subscribers committed to the merchants, the merchants agreed to the payment settlement based on the actual number of Wowo Coupon redeemed. Typically, the Company does not guarantee any minimum payment to the local merchants in the contract.

27.                               We note from your response to prior comment 61 that you believe you have discretion in the selection of a supplier. Explain how this conclusion considers the fact that a subscriber purchasing a group-buying offer is required to redeem the offer at the specific merchant indicated and is not able to take the Wowo coupon to a separate supplier.

The Company respectfully submits to the Staff that the Company has the discretion to select the merchant and the group buying deals to be featured on Wowo Tuan. The subscribers may only redeem the Wowo Coupons purchased pursuant to the terms and conditions set out on the coupon, such as name of the merchant, location, blackout days,

21

and redemption period, which is determined by the Company and the merchant pursuant to the contract negotiation.

28.                               We note from your response to prior comment 61 that you believe you are the primary obligor in the arrangement in connection with group-buying deals for services. Please provide us with additional analysis to support your conclusion. In this regard, it appears from the descriptions provided that the merchants are responsible for providing the services under the group-buying offers whereas your role is to provide the merchant with access to your customer base and to provide advisory, advertising and marketing services. In this regard, we note your statement that you provide “advisory services” to local merchants in determining the services to be provided. However, it appears that the merchant is ultimately responsible for determining the services to be offered and is also ultimately responsible for providing the services.

The Company respectfully submits to the Staff that although it is the merchants who are responsible for providing the service under the group-buying offers, based on the analysis in responses to comment 23, the role of the Company is to sell the group-buying experience to the purchasers and ensure they are satisfied with the service provided. The Company makes selection of the local merchants, determines the service specification, designs the package to be provided to the purchaser from the merchant’s set menu or tariff, determines the offering price based on different factors, publishes the related Wowo Coupon on its website, guarantees the goods or services are provided or delivered upon redemption, handles customer inquiry and makes refund to the purchasers for unsatisfied goods or services or for unused Wowo Coupons. Based on the facts listed above, the Company believes it is the primary obligor in the transaction. The merchants will only provide the required services based on the pre-agreed specification determined by the Company.

29.                               We note from the case study described on pages 101 and 102 of the registration statement that in connection with the Tianjin offer, you did not generate any gross profit on this deal. Please explain to us in greater detail the circumstances surrounding this offer that resulted in you not receiving any gross profit. Tell us whether these zero margin offers are a common practice and the underlying reasons why you provide such zero margin offers.

The Company respectfully submits to the Staff that zero and negative margin offerings are occasionally used to attract new subscribers and encourage more active participation among its subscribers. Such deals are limited to low-priced, frequently purchased service offerings such as deserts, movie tickets, and small food items. It is similar to promotional marketing for new customer acquisition. The Company typically puts a limit on the number of Wowo Coupon each subscriber can purchase for such offering. Going forward, the Company expects such zero or negative margin promotions will become even less frequent as its subscriber base becomes larger and the target average gross margin level

22

set forth in its internal guideline continues to increase. The Company has removed the referenced case study as it is not representative of the Company’s typical group buying deals.

Rewards program, page F-17

30.                               We note your disclosures here regarding credits issued to subscribers for referring new subscribers or participating in promotional offers. You state that you accrue the costs related to the associated obligation to redeem the award credits granted at issuance with the corresponding offset to revenue on the statement of operations. Please address the following:

•                  Tell us how you determine the amount to record for the credits issued.

•                  Tell us how you account for the subsequent redemption of the credits.

•                  Discuss the material terms of the credits, including what obligations you have should the user not purchase additional group-buying offers through your website.

•                  Please refer to ASC 605-50-25-3 and tell us why you believe that any balance sheet recognition is appropriate when credits arc first issued.

The Company respectfully submits to the Staff that the Company encourages the existing subscribers to refer new subscribers to Wowo Tuan and purchase Wowo Coupons. An existing subscriber will receive 10 credits, equals to RMB10 in value, for each new subscriber that the existing subscriber refers to Wowo Tuan when the new subscriber makes purchase of Wowo Coupon successfully. The 10 credits have no expiration date and can only be used in the following coupon purchase by the existing subscriber. If the existing subscriber does not make any additional purchase with Wowo Tuan, the 10 credits cannot be redeemed in cash.

When the existing subscriber invites a new subscriber, no journal entry is recorded. However, the system will link the referral existing subscriber and the new subscriber. When the new subscriber successfully makes the purchase of Wowo Coupon, for example for a purchase of a Wowo Coupon at RMB100, the system will automatically issue the 10 credits to the referral existing subscriber. At this stage, the Company records the following journal entry:

Debit — Cash	100

Credit — Revenue	90

Credit - Advance from rewards to customers	10

23

Next time, when the referral existing subscriber makes a purchase of Wowo Coupon, for example for the purchase of a Wowo Coupon at RMB50, by using the 10 credit, the Company records the following journal entry:

Debit - Cash	40

Debit — Advance from rewards to customers	10

Credit — Revenue	50

The Company recognizes this credit as a reduction of revenue when the credits are issued as the date at which the related revenue is recognized by the Company and the date at which the credit is offered are the same.

Acquired intangible assets, net, page F-18

31.                               We note your response to prior comment 67. We note that many of the acquired group buying businesses has limited operating history, the group buying industry in China is relatively new and competition in the group buying industry is intense. We further note that the domain names acquired appear to be used simply to redirect users to your primary site, 55tuan.com. As such, it is unclear how you determined that the useful life of the acquired trade name/domain name is 10 years. Please explain to us in greater detail why you believe you will continue to receive benefit from the acquired trade names and domain names for 10 years. In this regard, in light of the very limited operating history of the sites, explain why you believe other parties would seek to utilize the domain names over the 10 year period absent your acquisition of the domain name such that this would qualify as a defensive intangible asset.

The Company respectfully refers the Staff to the response to comment 19 for detailed explanation related to the useful life of 10 years.

In additional, the Company noticed that its competitors expanded their business to second tier cities in the first half of 2011. It is quite common for business expansion to be achieved by acquisitions in the online group buying industry because of the cost saving on marketing activities and better understanding of local market, as Groupon has done. Taking into consideration the facts that the companies acquired by the Company have built up trade name / domain name recognition in local market, the Company believes that it is highly possible that such companies are attractive to the Company’s competitors as targets of business expansion.

32.                               Further to the above, please tell us more about how you determined the valuation of the domain name intangible assets. Explain the valuation method used and the significant underlying assumptions. As it relates to domain names that are used to

24

redirect users to your primary website, please explain how you determined the estimates of future cash flows relating to the acquired domain name.

The Company respectfully submits to the Staff that the fair values of the acquired domain names were determined using a form of the income approach known as the relief-from-royalty method under market participant perspective which means that the domain name can continue to be used by other market participants without redirection. This method recognizes that, because it owns the domain names rather than licensing them, a company does not have to pay a royalty, usually expressed as a percentage of sales, for their use. The present value of the after-tax cost savings (i.e., royalty relief) at an appropriate discount rate indicates the value of the domain names.

The first step in the relief-from-royalty method is to estimate a fair royalty rate for the subject domain name. The Company employed the earnings split method to estimate the royalty rate. This method uses the projected pretax profitability rate relevant to the licensed income stream as the profit that would be shared by a licensor and licensee and, as a starting point, assigns 25% - 33% of pretax profitability rate to the licensor, with the remaining profit going to the licensee. For valuation of the domain names of the acquired companies, the Company considered a pre-tax gross royalty rates ranges from 0.8% to 2.3% (equivalent to 25% of Earnings before Income Tax (EBIT) margins.)

The second step is to determine the revenue base. The future revenue of each acquired company is forecasted on a stand-alone basis, under which the market participants generate revenues from running the online group buying services using the trade name / domain names and with consideration of the growth of the economy and the industry.

Thereafter, the estimated royalty savings over the economic life of trade name / domain name were discounted with appropriate discount rate to derive the fair value of the trade name/domain name. The discount rates considered ranged from 29% to 36%, derived by the Capital Asset Pricing Model with consideration of the nature and specific risk premium of trade name / domain name.

Impairment of intangible assets with definite life, page F-18

33.                               Please clarify your reference to “annual impairment tests” in the second paragraph of this section.

The Company has revised the referenced disclosure on page F-19 in response to the Staff’s comment.

Note 3 — Segment Information, page F-24

34.                               We note from your response to prior comment 24 that your business is organized and monitored on the basis of geographic locations but that the only available financial

25

information is limited to revenue and no discrete financial information of each geographical location is available. However, we note your disclosures on page F-35 and elsewhere in the registration statement that certain parties have been granted share options of the Company with a performance condition based on the revenue and gross margins generated from the operation of certain group buying businesses. As such, it appears that you have certain discrete financial information beyond revenues available for certain of your group buying businesses. Please explain how you have considered these factors in reaching a conclusion that you have just one operating segment.

The Company respectfully submits to the Staff that the performance conditions are based on revenues only for the employee stock options issued on February 1, 2011. Although in the batch of employee options issued on February 1, 2011 the Company included a gross margin objective, the Company does not plan to use such objective as a performance condition for the options due to the rapid decline of industry average gross margin in early 2011. The Company did not include any performance conditions in the later employee option awards.

During the six months ended June 30, 2011, the Company was in the process of integrating the acquired new business / entities. Starting from July 2011, the Company restructured its internal financial information by sales districts. Each of these sales districts includes certain cities. The Company divides the 146 cities in which it operates into 13 sales districts for management purpose. On average, there are approximately 8 city managers reporting to a district manager, and the 13 district managers report to headquarter sales management team and CEO. The Company may change its sales organizational structure from time to time based on the number of cities it operates to enhance management efficiency. For example, recently, due to employee turnover, the Company re-organized the previous 15 sales districts nationwide into 13 sales districts. In addition, the Company has merchant contracts across multiple sales districts with merchants who have nationwide franchises. However, the Company does provide guideline of Wowo coupon gross margin, which is based on the Wowo Coupon sales minus the Wowo coupon settlement price with the merchant, to each city manager on a monthly basis, which is determined based on facts such as local competitive environment, maturity of the local operations, and the operational objectives of the management.

Although the Company is able to derive majority of the revenue per city internally, the analysis by city is only available at the revenue level with no allocation of direct or indirect costs. Since all sales districts use the same website to sell the coupons, and share the same management team and call center services, no discrete information for each city is available below the revenue line. However, the direct or indirect costs mentioned above is able to be allocated to sales district, thus discrete financial information is available at sales district level, which combine many cities.

26

As shown in the table below, operating results of the Company’s 13 sales districts were presented to the chief operating decision maker (“CODM”) on a monthly basis for his review. The Company respectfully advises the Staff that, in determining whether these 13 sales districts can be aggregated into one reportable segment, it has considered the aggregation criteria in ASC 280-10-50-11, which states that if the segments have similar economic characteristics, and if the segments are similar in all five of the non-economic areas therein mentioned, two or more operating segments may be aggregated into a single operating segment. The Company believes that since these 13 sales districts have similar economic characteristics and all the five criteria are met, the sales districts are aggregated into one reporting segment.

The Company has also considered the revenue and gross margin from each sales district as the key economic characteristics that the CODM focuses in evaluating performance and allocate resources, which should therefore be considered for these 13 sales districts in determining whether they have similar economic characteristics.

The Company has summarized below the revenue and gross margin from each sales district in September 2011 and the third quarter of 2011, which clearly shows the similarity among sales districts on the key economic characteristics.

	Revenue Sept. Actual	Gross Margin Sept. Actual	GM %
Sales District	in RMB	in RMB	Sept. Actual
Beijing	12,178,142	692,280	5.68%
Changsha	4,042,258	201,945	5.00%
Chengdu	10,873,392	562,938	5.18%
Haerbin	4,150,211	137,622	3.32%
Jinan	6,966,539	374,035	5.37%
Nanchang	2,384,269	73,169	3.07%
Nanjing	25,988,030	940,722	3.62%
Qingdao	25,187,546	1,208,946	4.80%
Shanghai	6,903,957	261,391	3.79%
Shenzhen	22,938,206	1,274,163	5.55%
Tianjin	10,827,944	315,337	2.91%
Wuhan	8,088,842	348,706	4.31%
Xian	4,859,819	317,339	6.53%
Total	45,389,156	6,708,593	4.61%

27

	Revenue	Gross Margin
Sales District	Third Quarter Actual in RMB	Third Quarter Actual in RMB	GM % Third Quarter Actual
Beijing	29,372,183	1,764,550	6.01%
Changsha	7,229,930	349,395	4.83%
Chengdu	26,554,868	1,453,794	5.47%
Haerbin	4,150,211	137,622	3.32%
Jinan	12,298,064	567,576	4.62%
Nanchang	11,592,758	267,290	2.31%*
Nanjing	73,143,461	1,541,998	2.11%*
Qingdao	70,850,342	2,939,559	4.15%
Shanghai	15,511,133	320,194	2.06%*
Shenzhen	46,660,199	2,476,128	5.31%
Tianjin	31,867,068	280,702	0.88%*
Wuhan	26,170,330	775,299	2.96%
Xian	13,820,094	842,239	6.09%
Dalian	16,514,439	232,076	1.41%*
Guangzhou	22,781,797	593,908	2.61%
Chongqing	2,449,697	84,557	3.45%
Total	410,966,576	14,626,887	3.56%

* For these sales districts, the gross margin is relatively lower than other sales districts as the Company adopted the low margin penetration policy in these areas during July and August, 2011.

The Company understands that each sales district could meet criteria of an operating segment according to ASC 280-10-50, “Segment Reporting- Overall- Disclosure”, and could potentially be considered as a separate operating segment.

However, based on the aggregation rules under ASC 280-10-50-11, the Company believes that all its sales districts within PRC are expected to have similar long-term financial performance, as they have similar economic characteristics and are similar in all of the following areas:

28

a.              The nature of the products and services

The Company’s revenue is primarily derived from the sale of group buying coupons of life-style goods or services provided by local merchant clients such as restaurants, beauty parlors, cafes, and movie theatres, etc. A typical deal offers a 50% to 80% discount through coupons that can be redeemed at face value with local merchants. The coupons in nature are similar nationwide. The Company’s online subscribers may purchase a Wowo Coupon in any city or region on its website.

b.              The nature of the production processes

The merchant sourcing and deal signing process are identical nationwide. The Company has over 3,000 merchant consultants in over 100 cities, organized into 13 sales districts in the PRC. The local merchant consultants pay visits to local merchants on a daily basis to source group buying deals. They educate potential local merchant clients on the benefits of group buying deals and enlist qualified local merchant to try the Company’s service. If a potential group buying deal is approved for listing on Wowo Tuan by the Company, the Company will sign a contract with the local merchant which includes details such as description of goods or services offered, settlement price, settlement schedule and other typical commercial terms by using the standard contract template nationwide.

c.               The type or class of customer for their products and services

All sales districts within the PRC where the Company offers group buying deals target the same class of customers - online subscribers seeking discount coupons for life-style products and services. The Company’s local merchant clients are restaurants, beauty parlors, cafes, movie theatres and other life-style service providers in the PRC. There is no difference in types of customers nationwide.

d.              The methods used to distribute their products or provide their services

The Company distributes Wowo Coupons through its website (www.55tuan.com) to which any internet user can access anywhere.

e.               The nature of the regulatory environment

All sales districts within the PRC are subject to the same law and regulations of the PRC.

Based on the above analysis, the Company believes that economic characteristics and the other five criteria for aggregation are met and all 13 sales districts are aggregated and presented as one reportable segment.

29

35.                               Further to the above, please tell us if there are any additional performance measures provided to your CODM for his use in allocating resources and assessing performance. Please provide us with a summary list of the reports provided to your CODM.

The Company respectfully submits to the Staff that the Company has the following reports that are provided to CODM:

•                  Weekly sales report by sales districts, which include revenues, estimates average gross profit, merchant per-payment amount, number of employees;

•                  Interim management reports on the 11th, 21st and end of the month on revenues and estimated gross margin for the entire company including the Company’s consolidated affiliated entities;

•                  Monthly statement of operations;

•                  Monthly budget analysis by department;

•                  Daily cash in-out report because its revenue is all cash; and

•                  Daily report on new subscriber, subscriber active level, and website active level.

Condensed Financial Information of Parent Company Balance Sheets, page F-40

36.                               We note your presentation of a parent company balance sheet. Please explain to us why you have not also presented parent company income statements and cash flows for the period ended December 31, 2010. Refer to Rule 12-04(a) of Regulation S-X.

The Company respectfully advises the Staff that there is no parent company prior to December 30, 2011 as the parent company, i.e. Wowo Group Limited, acquired control over Beijing Wowo Tuan on December 30, 2010, which resulted in a change in the basis of accounting. As mentioned in note 1 to the audited consolidated financial statements of Wowo Group Limited on page F-12, the statement of operations and cash flow statements of Wowo Group Limited are presented through December 31, 2010 as predecessor and no adjustment to the historical basis since the adjustments to the amounts required for the one day of December 31, 2010 would not be material. Therefore, the successor financial statements only consist of consolidated balance sheet as of December 31, 2010.

As a result, the Company presents the condensed financial information, i.e. balance sheet, of Wowo Group Limited as of the same dates its successor financial statements are presented on page F-41 according to Rule 12-04(a).

30

June 30, 2011 Financial Statements, page F-42

Note 2 — Summary of Significant Accounting Policies, page F-52

Revenue recognition, page F-53

37.                               We note from your disclosures in the registration statement that you have commenced operating “Wowo Platform,” a group buying aggregate service. With a view toward enhanced disclosure, please tell us how you account for any fees earned through this website.

The Company has revised the referenced disclosure on page F-54 in response to the Staff’s comment.

Note 3 — Unaudited Pro Forma Information, page F-60

38.                               We note that you are presenting the conversion of your preferred stock on a pro forma basis. Please revise your footnote to clearly disclose your basis for this pro forma presentation. We further note from your disclosures on page F-83 that your preferred stock will automatically convert upon a “Qualified IPO”. To the extent that you are presenting pro forma information assuming a Qualified IPO, please revise your footnotes to disclose what constitutes a qualified IPO for purposes of triggering an automatic conversion of your preferred shares. Also, please disclose why you believe the preferred stock will automatically convert in the offering. For example, if true, state that you expect this offering to be a Qualified IPO under the agreements.

The Company has revised the referenced disclosure on page F-61 in response to Staff’s comment.

Note 5 — Business Acquisitions, page F-61

39.                               We note your response to prior comment 34. Please revise Note 5(d) and 5(g) to disclose information contained in your response.

The Company has revised the referenced disclosure on page F-66 and F-68 in response to the Staff’s comment.

- (h) Acquisition of Kai Yi Shi Dai, page F-67

40.                               We note in connection with your acquisition of Kai Yi Shi Dai, you recorded intangible assets for user base and for customer relationships. With a view toward disclosure, please clarify how these two assets differ from each other.

The Company has revised the referenced disclosure on page F-69 in response to the Staff’s comment.

-(l) Acquisition of Ningbo Tangtuan, page F-71

-(l) Acquisition of Shaoxing Tongcheng, page F-72

31

41.                               We note that both of these footnotes refer to the acquisition of an online group buying service business under the domain name of www. tomtuan.com. Please explain the circumstances surrounding your acquisition of the same domain name from two different entities, or revise the disclosures as appropriate.

The Company has revised the referenced disclosure on page F-73 in response to the Staff’s comment.

Exhibit Index, page II-6

42.                               We note your response to prior comment 78. Please file as an exhibit the agreements mentioned in the second, third and fourth paragraphs on page 125.

The Company respectfully submits to the Staff that Mr. Yuming Wang was one of the founders of Beijing Wowo Tuan and collected certain cash payment on behalf of Beijing Wowo Tuan during its early operation period and prior to December 31, 2010 when Mr. Maodong Xu and Ms. Fang Zhou acquired Beijing Wowo Tuan. As such, the collection of payment was not a transaction entered into between Mr. Yuming Wang and the Company. As of the date of this letter the amount was repaid in full to the Company. As of the date of this letter, Mr. Yuming Wang serves as a regional manager of the Company and only holds 0.59% of the outstanding ordinary shares of the Company assuming the conversion of all outstanding Series A-1 and Series A-2 Preferred Shares into ordinary shares at a conversion ratio of one preferred share to one ordinary share. The Company does not expect any employee to collect payment on its behalf going forward.

The Company further respectfully submits to the Staff that the Company believes that the two contracts between the Company and Lmobile (the “Lmobile Contracts”) are not material contracts under Item 601 of Regulation S-K. Pursuant to the Lmobile Contracts, the Company made one-time pre-payments in the aggregate amount of US$241,251 as service fees for two types of short message services Lmobile provides to the Company for the notifications the Company sends to its subscribers. The agreement was entered into at arm’s-length. It is market practice for short message service providers in China to charge pre-payment for their services and Lmobile charges the Company for each short message at a market price. The aggregate prepayment amount only accounted for 1.6% of the net revenues of the Company for the six months ended June 30, 2011, and the outstanding amount will continue to decrease as the service fees will be offset against the remaining balance of the pre-payment with each message the Company sends in the future. Accordingly, the Company respectfully requests the Staff’s concurrence that these agreements are not required to be filed as exhibits to the registration statement under Item 601 of Regulation S-K.

The Company further respectfully submits to the Staff that Beijing Wowo Tuan rented the office space in the same building as Baifen Online in February 2011 during which period the Company’s paid-in capital was being verified by the relevant authority and

32

could not be used for operational purposes. Pursuant to a verbal agreement, Baifen Online made a one-time payment of the rental fee on behalf of Beijing Wowo Tuan as a lump sum together with its own rental fee to the lessor. The Company repaid the amount in full in July 2011 and does not expect similar payment to occur going forward.

*    *    *    *    *

33

On behalf of the Company, we advise the Staff that the Company is aware of and acknowledges the following:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If it would facilitate the Staff’s review of the Revised Registration Statement, we would be pleased to provide an electronic copy in PDF format.

If you have any question regarding the Revised Registration Statement, please do not hesitate to contact me at (+852) 2514-7650 (work) or (+852) 9198-4235 (mobile) or my colleague Dan Fertig at (+852) 2514-7660 (work) or (+852) 6640-3886 (mobile).

Questions pertaining to accounting and auditing matters may also be directed to Yan Wang at (+8610) 8520-7162 (work) or +(86) 138-1035-7307 (mobile) of Deloitte Touche Tohmatsu, the independent registered public accounting firm of the Company, or Daniel Wu, the Company’s Chief Financial Officer at +(8610) 6266-8858 (work) or +(86) 138-1096-8041 (mobile).

Very truly yours,

/s/ Chris Lin
Chris Lin

Leiming Chen  Philip M.J. Culhane  Chris Lin  Sinead O’Shea  Jin Hyuk Park  Youngjin Sohn  Kathryn King Sudol
Resident Partners
Admitted in New York

NEW YORK	BEIJING	LOS ANGELES	LONDON	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT LLP IS A REGISTERED LIMITED LIABILITY PARTNERSHIP ESTABLISHED UNDER THE LAWS OF THE
STATE OF NEW YORK. THE PERSONAL LIABILITY OF OUR PARTNERS IS LIMITED TO THE EXTENT PROVIDED IN SUCH LAWS.
ADDITIONAL INFORMATION IS AVAILABLE UPON REQUEST OR AT WWW.SIMPSONTHACHER.COM

34

cc:                                Maodong Xu, Chief Executive Officer/Daniel Wu, Chief Financial Officer

Wowo Limited

James Lin

Davis Polk & Wardwell LLP

Yan Wang

Deloitte Touche Tohmatsu

35

Annex A

Statistical Report on Group buying in China

on August of 2011

On 2011-09-21 12:36 by Tuan800 from information of Tuan800

According to Tuan800 statistics, there are 168 new group buying websites emerging in China in August, total number reaching 5039. Total orders of thirteen first-tier group buying websites are 34,974,000, total amount of sales are about RMB1 .25 billion, a substantially rise compared with July.

Declaration: See declaration part of Statistical Report on Group buying in China on July of 2011 of Tuan800 for Statistical Rules; based on inspection on sale scale of group buying websites, Ganji Tuangou is newly listed on first-tier website of this issue of report for statistics.

1. Group buying Market Introduction for August

1.1 General introduction

•Newly emerged 168 websites in August, total number of group buying websites reaches 5039.

•Group buying website leaders start to control the field, and group buying organizing sharply increase to 73000 times.

•Both order quantity and sales have been significantly increased by 34.974 million and RMB 1.25 billion respectively.

•Unit price and discount keep increasing, which bring brighter profit margins, group buying enterprises developing healthily.

General Introduction of Group buying Market in China in July of 2011 Based on Tuan800 Statistics for API Data of 13 First-tier Group buying Websites

Group buying	Ave.Original Price		Ave.Current Price		Ave.Discount	Orders	Sales
73170	Ұ	476.5	Ұ	133.6	62% off	34974000	1248057000

Data Support: zixun.tuan800.com

According to Tuan800 statistics, there are 168 new group buying websites emerging in China in August, total number reaching 5039. Besides, based on inspection, at the same time with some new members joining in, large numbers of group buying websites are facing to close the business. As recent sampling data of Tuan800 shows, around 12% of local group buying website don’t update for more than one month, and another other 4% websites temporarily stop business by some reasons of changing edition, making adjustment, maintenance or any other reasons. It is analyzed that lots of rash persons or speculators without enough preparation or deficient of judgment will be accumulated during 18 months of excessive development, and it’s normal for some poor competitive ones to be eliminated gradually among the fierce market competition. Due to survey, this kind of group buying website named as corpse website is always small local website by means of family-style.

Viewing from the point of whole industry development, August is a month for leading group buying websites to further form their pattern, but it’s still too early to say it has been done. By the end of August, Ganji Tuangou web took the chance to rank into top list by sales amount over 40 million yuan, which make the first-tier website numbers reach 13.

In August, the leading websites obviously having controlled the field, total 73000 times of group buying have been organized in 204 cities, which increased 53.9% compared with 47500 times of July. The rapid increase has not only redeemed the market margins resulted by great number of group buying websites becoming corpse websites, but also promoted the whole industry to take a significant step forward, which plays a big role in controlling the currently occurred atmosphere which hold negative attitude to group buying.

In August, total order quantity of thirteen leading websites is 34.974 million and the sales amount is RMB 1.25 billion, sharp increase being achieved compared with July. At the meanwhile, unit price and discount keep rising, with unit price of team purchasing (current average price) 133.6 yuan, and average discount increased to 62% off from 63% off in July. This means that group buying websites has created a better profit margin in August, which is a much more healthy developing way than that of past which paid large cost for taking market shares.

1.2 Core consumer groups who can highly accept group buying have gradually come into being in major cities

Viewing from above table, sale quantity(persons) of 40 major cities have been maintained above 20 million yuan after May, and at the meanwhile, sales amount have increased to 983 million from 762 million yuan, which shows that a higher amount of money has been consumed by one person per time. The trend of amount increasing for each person per time has been kept from April to August. The increasing curve of amount consumed by each customer per time in 40 major cities from April to August is as follows:

You can get that core consumer groups for team purchasing is forming in major cities, which can be visually shown as accepting speed of group buying increase rapidly and the consuming ability have increased a lot accordingly, with consuming amount for each person per time reaching 46 yuan in August from 29.7 yuan in April.

1.3 Single highest price of RMB 350000 for LEXUS amazingly appeared in TOP50 of high quality group buying

Top 50 High-quality Group buying Activities in August,2011

(Tuan800 Remarks: arrange the order according to sales of single activity, only listing local group buying under consuming category, not including shoppingcards and pre-paid cards etc.)

S.N.	Website	City	Group buying Activity	Original Price	Current Price	Sales
1	24quan.com	Chain Store	Set menu of Macao Dollar and sea food	623	268	3666240
2	24quan.com	Chain Store	Set menu of Macao Dollar for 2-4 persons	421	178	2980788
3	dianping.com	Beijing	Halla Korea Barbecue for two	172	89	2180144
4	manzuo.com	Shenyang	Golden Jaguar Buffet	198	155	1485830

			Lunch or Dinner
5	dianping.com	Shanghai	Set menu of Paris Wedding Photo	15100	4980	1454160
6	meituan.com	Wuhan	Brazil Barbecue Buffet for single person	73	43	1437404
7	nuomi.com	Guangzhou	Lexus Es 240 classic upgraded version	390000	350000	1400000
8	nuomi.com	Tianjing	SAIC MG3 1.5L Manual Control	92700	86700	1300500
9	24quan.com	Chain Store	Big Pizza Buffet	50	39	1292967
10	24quan.com	Chain Store	Set menu of Macao Dollar for 3-4 persons	623	268	1289616
11	didatuan.com	Guangzhou	IMAX Film Ticket in Guangdong Science Center	100	79	1264000
12	meituan.com	Beijing	Film Ticket for Two in Jackie Chan Cinema	240	40	1200000
13	manzuo.com	Beijing	Set menu of Quanjincheng Barbecue	247	99	1172457
14	dianping.com	Shanghai	Ticket for Ocean World in Changfeng Park	170	79	1171254
15	nuomi.com	Beijing	Night ticket of Beijing Happy Valley	60	28	1131480
16	55tuan.com	Wuhu	Through ticket of Dapu Village World	138	98	1090348
17	meituan.com	Shanghai	Set menu of Xiangdang Hongkong Restaurant	411	99	1089000
18	dianping.com	Tianjing	Ancient Style Korean Buffet Barbecue	58	35.8	1074000
19	dianping.com	Beijing	JujiaoWedding Photo	10899	4680	1043640
20	ftuan.com	Wuhan	Film Ticket of Hanyang Tiancheng International Cinema	70	19	1038331
21	manzuo.com	Beijing	Film Ticket of Ziguangl Cinema for one person	90	22	1036310
22	dianping.com	Shanghai	Double film tickets of Dufan Wanyu International Cinema	285	68	1020000
23	nuomi.com	Beijing	Set menu for swimming in Jingzhi Lake	208	99	999900

24	nuomi.com	Shanghai	Film ticket set of the five biggest cinemas of Yonghua for one person	137	35	972895
25	24quan.com	Chain Store	Set menu of Macao Dollar for 3-4 persons	421	178	957462
26	manzuo.com	Xiamen	Double film tickets of Jinyi International Cinema	190	60	893580
27	manzuo.com	Beijing	Double film tickets set of Haihang Culture Tianbao Cinema	234	43	887778
28	dianping.com	Shanghai	Set menu of Haoji Hot Pot for 3-4 persons	422	168	858984
29	dianping.com	Beijing	Double film tickets of Jinyi International Cinema	105	28	843892
30	manzuo.com	Shanghai	Film coupon for 8 cinemas	100	29.9	837319.6
31	dianping.com	Dalian	Set menu of film tickets of Jinyi International Cinema	74	19.9	835800
32	ftuan.com	Beijing	Xiabu Coupon	25	19.9	829213.1
33	dianping.com	Tianjing	Film Ticket of Wentou International Cinema	90	20	822160
34	dianping.com	Shanghai	Coupon of Yifang Pot Porridge	100	48	810240
35	55tuan.com	Beijing	Film Ticket for Two in Jackie Chan Cinema	240	40	796120
36	dianping.com	Shanghai	Set menu of Qingcheng Baby Photo	1999	398	796000
37	nuomi.com	Chengdu	Double film tickets of Fuli Tianhui Cinema	282	46	791384
38	dianping.com	Shenzhen	Set menu of Jiahe Shenzhen Cinema	176	78	780000
39	dianping.com	Shenzhen	Two ordinary tickets/one 3D ticket of Jiahe Shenzhen Cinema	226	78	780000
40	ftuan.com	Xiamen	Set menu of Pinshang New Wedding Photo	8888	3388	775852

41	didatuan.com	Guangzhou	Double film tickets of Taigucang Cinema	228	59	765466
42	dianping.com	Shanghai	Halla Korea Barbecue for two	191	98	762146
43	manzuo.com	Guangzhou	Double film tickets of Jinyi International Cinema	258	89.9	747069
44	dianping.com	Shanghai	Coupon of Spider Cinema	130	35	742280
45	dianping.com	Tianjing	Set menu of Hanluoyuan for two person	171	76	740392
46	lashou.com	Shenzhen	Set menu of Autumn Crab of Prince Kitchen for two person	1112	298	739934
47	manzuo.com	Beijing	Double film tickets set of Haihang Culture Tianbao Cinema	234	46	730066
48	nuomi.com	Beijing	Set menu of Romantic & Happy Wedding Photo	15580	3999	719820
49	nuomi.com	Beijing	Set menu of photo in Bayue Photo Shop	17466	6988	719764
50	dianping.com	Shanghai	Set menu of Quanjude for 8-10 persons	1916	799	709512

Data Support:zixun.tuan800.com

Since August, we will arrange order for sales amount of each single group buying activity, removing team purchasing like shopping cards, pre-paid cards as well as real goods purchased on net, and Top 50 of consumption kind of team purchasing bill will be ranked——determination of group buying websites can be carefully viewed from those group buying activities

Big group buying orders for film tickets decreased a little in August, while big orders for catering obviously increased a lot, each 19 orders. Team purchasing automobile is the new highlight in this month, with two orders ranking on the top list and closing to front ones. Based on survey, there are total 20 issues of group buying for whole vehicle or buying vehicle by coupon, of which the classic upgraded version of whole vehicle group buying activity for LEXUS ES 240 promoted by Nuomi Guangzhou is the most attractive one. Quotation for this model is 419000 yuan on the web of Autohome with coupon of 29000 yuan, however, the group buying price on Nuomi is 40000 yuan cheaper based on the previous discount, which is 350000 yuan, creating the highest price transacted by group buying on net. Four orders have been signed in that issue of group buying, with total sales of 1.4 million yuan.

2. Survey on Group buying Categories

2.1 Film fever of summer vacation decreased and sales of leisure & entertainment reduced

Group buying Report of August of 2011-Suvey of Each Category

Categories	Group buying (Phase)	Ave.Original Price (Yuan)	Ave.Current Price (Yuan)	Discount	Orders (10000)	Sales (10000Yuan)	Shares of August
Meishi China	26055	164.5	71.1	52%off	1005.3	48050.	38.50%
Entertainment	13356	269.4	58.9	68%off	814.6	27547.6	22.07%
Shopping	16666	463.8	151	57%off	1421.4	25852.1	20.71%
Life Service	13444	1271.3	291.5	80%off	213.9	17957.8	14.39%
Hotel&Travel	3625	594.4	192.3	57%off	41.7	5382.3	4.31%
Others	24	300.8	130.8	60% off	0.5	15.6	0.01%

Data Support: zixun.tuan800.com

Along with the summer over, the hot film season comes to an end. The sales of group buying for movie tickets have obviously decreased about 14 million yuan compared with July. Sales of group buying for leisure & entertainment fell about 3.4%. But due to the school season’s coming, some group buying activities for real goods in student market has been promoted and popularly welcomed, driving sales of group buying for real goods 3.6% up in August, which has compensated the declined sales for movie tickets.

2.2 Total sales of film tickets still ranked first on TOP20 in segment markets

Top 20 High-quality Sales of Each Group buying Segment Market-Group buying Report in August,2011

S.N.	Segment	Category	Original Price (Yuan)	Current Price (Yuan)	Discount	Orders (10000)	Sales (10000 Yuan)
1	Film Exhibition	Leisure&Entertainment	93.6	29.5	65%off	404.9	10904.3

2	Hot Pot & Barbecue	Food across the world	170.1	75.5	54%off	156.9	10455.2
3	Local Dish	Food across the world	237.1	106.5	53%off	116.5	9854.6
4	Buffet	Food across the world	108.3	67.2	33%off	176.4	9344.3
5	Photo	Life service	2533.1	544.1	81%off	45.2	8871.1
6	Food	Shopping on net	120.8	63.9	45%off	787.8	5828.6
7	Digital Appliance	Shopping on net	760.4	240.7	62%off	28.2	4783.5
8	Cake and Dessert	Food across the world	74	36.6	50%off	251.3	4747.7
9	Janpanese and Korean Dish	Food across the world	236.2	80.9	58%off	60.7	4321.8
10	Western Food	Food across the world	237.7	75.7	63%off	64.6	4113.6
11	Hotel	Hotel& Travel	412.2	141.4	58%off	33.3	3852.1
12	Travel Tiket	Leisure&Entertainment	216	99.4	48%off	58	3813.1
13	Plastic Surgeon	Life service	612.4	51.3	87%off	77	3264.2
14	Hosehold Life	Shopping on net	245	83.6	60%off	204.7	3057.1
15	Bar&KTV	Leisure&Entertainment	349.9	47.9	83%off	102	2925.9
16	Fast Food&Tea	Food across the world	72.3	28.4	54%off	143.3	2759.4
17	Massage	Life service	421.2	47.5	75%off	61.6	2725.6
18	Entertainment	Leisure&Entertainment	120.8	43.5	62%off	74.8	2573.5
19	Decoration	Shopping on net	1041.5	245.2	70%off	18.1	1656.2
20	Sea Food	Food across the world	389.6	160	55%off	12.4	1613.3

Data Support: zixun.tuan800.com

Although sales of film tickets decreased a little compared with July, but the total value, sales of 109 million yuan has been achieved by group buying for film ticket in August, is still better than the other segment markets. The average group buying price of 29.5 yuan is a little lower than the price of scalped ticket, not a obviously gap. But as the consumers become more and more rational, the group buying price of “15 yuan or lower than 10 yuan for blockbuster” can’t attract them. Comprehensively considering time, transportation and cinema grades, they are no long so easy to be lured. So 29.5 yuan is pretty reasonable.

On the top20 list for sales of segment markets, group buying activities under catering category are as much as 9, of which hot pot & barbecue, local dish and buffet ranks as second, third and fourth

As for popularity, group buying for food under real goods category are most popular, with 7.878 million orders, far more than any other group buying in segment markets including film tickets.

3. City Observation

3.1 Beijing August sales of 150 million to regain the first, cities of 10 million monthly sales amount to 29

In August, Beijing group buying sale amounts to 150 million yuan, more than 140 million yuan of Shanghai, to recapture the sales champion. Beijing and Shanghai sales account for 23.2% of China 204 cities total sales, proportion and absolute values much more than other frontline cities ( such as Guangzhou), which become “super engine” to guarantee domestic group total purchase forward.

Whether “group buying site control field “ is coincidence or fact, from the data the conclusion is that website launched intensive group buying activities, also gain a larger increase in sales. On the aspect of city, cities with 10 million monthly sales reached 29 in August, but only 22 one month before. New on the list are 7 cities of Harbin, Changsha, Shijiazhuang, Taiyuan, Changzhou, Nanchang and Ningbo.

3.2 Group buying develop in depth and breadth: 13 first-line websites covering 204 cities each city with significantly increased group number

Though we have seen 300 and 500 city sub-stations at group buying site page, this figure is not reliable — as long as an entity group buying site is willing to, it can open sub-stations in all the cities, despite its logistics can not actually reach so many cities.

The data can help us to get closer to the truth. If in the group buying site API data, there must be some cities having launched a local consumer group buying, then we can recognize its coverage of the city. Some group buying site but will collapse of itself. According to group 800 statistics, in August, 13 websites cover 204 different cities.

Compare these cities group buying data with that of July, we found that main cities group number significantly increased. Such as cities with daily grouping above 30 times, only 10 in July, reaching 26 in August — which also explains why August group buying total activities increase to 73 thousand.

Except for main cities, group buying depth and breadth development trend is also obvious. The cities with average number of grouping less than 5 times reduced 17, and correspondingly citifies with average number of grouping 5-20 increased 16.

4. Group buying website observation

4.1 Group buying sites occupy the front seating Billion club members reached 7

2011 August, 10 Strong group buying site sales statistics

According to Group 800 13 first-line sites sampling data, take first 10 sales

Group buying websites	Sales	Local consuming group sales	Entity group sales
24quan.com	109261375.4	87947069	21314306
58.com	97319697.4	91107479	6212218.3
Ftua.com	72585395.3	59035708	13549687
Dianping.com	115910472.4	108413303	7497169.3
Dida.com	52273823.8	39074622	13199202
Lashou.com	161470254.1	131717349	29752905
Manzuo.com	103738481.6	80285591	23452891
Meituan.com	132879949.3	115298160	17581790
Nuomi .com	102734991	74498008	28236983
55tuan.com	170945249.8	149453642	23491608

Notes:    above data refers only to the group buying website domain name group buying activity generated by sales, in no particular order, unit: Yuan

1)    does not include the 55tuan and other jointly sites sales;

2)    does not include F group and other sites sales part generated on the third party platform ( according to F group statement, in August the third party platform generated sales of 26 million Yuan, due to Group 800 unable to verify the data, it is not included in the Group 800 statistical results, for reference only);

Data support: zixun.tuan800.com

In the big background of industry mouthing and reshuffle, group buying site realized it can only win applause with performance within the stage lights, so seize the time to become first-line and quasi line site goal. Monthly sales of over 100 million or entering the top 10 industries, it is now approved by the parties as a relative uniform scale, used for the measurement and preliminary confirmation of the left 5 or 10 large group buying site list after final shuffle.

In August, the billion club members increased to 7, 24quan, dianping.com and glutinous rice net new on the list.

4.2 Local consumer group buying sales implicit group buying site hard power competition

2011 August, 10 Strong group buying site sales statistics

According to Group 800 13 first-line sites sampling data, take first 10 sales volume ( number of people )

Group buying websites	Sales	Local consuming group sales	Entity group sales
24quan.com	3341686	2027531	1314155
58.com	1738044	1584565	251479
ftua.com	1679251	1088547	590704
dianping.com	2579831	2443701	154130
ganji.com	3296218	495083	2801135
lashou.com	5327001	2262063	3064938
manzuo.com	2402160	1607656	794504
meituan.com	4726847	2732177	1994670
nuomi .com	2086454	1228941	857513
55tuan.com	5353774	4117971	1235803

Notes: above data refers only to the group buying website domain name group buying activity generated by sales, in no particular order, unit: Yuan

1) does not include the 55tuan and other jointly sites sales;

2) does not include F group and other sites sales part generated on the third party platform

Data support: zixun.tuan800.com

Seeing from group buying category subdivided sales column, snack group buying sales are far ahead. But as China group buying development center secretary-general Wang Baoxin said, group buying website sales of entity goods can not surpass  TaoBao. We understand as that group buying future should be in the local consumer e-commerce site, group buying expansion effect also depends on the degree of localization. At present, depending on entity group buying can only get pretty-look temporary numbers, which may finally face double clearing of the traditional business and group buying predators — entity goods can not surpass traditional shopping site, local service without a solid floor, so there is no big deed.

According to above analysis, sales gained by group buying site in local consumer group buying activities, largely explains the site hard power — on one hand because the sales volume is more difficult to do, on another hand this group buying sales on the website more favorable for the development henceforth.

4.3 City covering number and grouping number intuitive to see group buying current scale

Survey on Scale of First-tier Website in August 2011

Based on Sampling API Data of 13 First-tier Websites in August by Tuan800, in no particular order

Website	City Numbers Covered till End of August	Team Buying Sessions Promoted in August
24quan.com	83	9496
58.com	38	6758
ftuan.com	56	3806
dianping.com	23	1057
didatuan.com	36	1890
tuan.ganji.com	29	1634
gaopeng.com	77	4927
lashou.com	180	10696
manzuo.com	54	2896
meituan.com	101	6561
nuomi.com	68	2186
tuanbao.com	75	6504
55tuan.com	144	14759

Notice:

The above data only shows the team buying activity times under domain name of each team buying website, as well as the city numbers covered by those activities:

1)Local joint websites of 55tuan and other websites are not included;

2)Team buying activities individually promoted by Ftuan and other websites are not included.

*City numbers covered:

It means the number of cities in which local operation teams have been established by team buying websites; Provided that there are records of team buying activities under consuming category promoted in the city recording in API data of team buying websites, we will consider operation team has been established there. While the data might not comply with sub-station quantity in cities as reported by team buying website, which may be resulted by the following reasons: a. Team buying websites have established teams in the place, but they haven’t promoted consuming team buying(or such activities haven’t been counted though they have been promoted); b. Sub-station quantity in cities announced by team buying websites are the number of substations opened on line, while operation teams haven’t been deployed there.

Data Support: zixun.tuan800.com

Compared with data in July, each group buying site city covering number doesn’t have great changes, but the number of grouping without exception jumps. The 55tuan group and 24 coupon have absolute growth, respectively reaching 5415 and 3769, Meituan also increasing to 1896. After one month, group buying website to get more sales, it must have a large number of underline business teams conveying enough activities to online. Therefore the comprehensive grouping number and city covering number, these two data can visually observe the group buying site scale.

A very small group buying website can’t make the team spread to dozens or hundreds of cities, and also can’t carry out thousands of times group buying in a month.

5. Group buying complaints

• The number of group buying complaints reaching the highest with 7.3% growth in chain

In August, the group buying market is not calm at all. On one hand the industry inside and outside is not peaceful, mouthing atmosphere thick; on the other hand small websites disappear in large amount. Some close for management difficulty, also some absconded phishing sites. These two kinds of circumstances make group buying user increase stress-induced vigilance, number of complaints also added. According to Group 800 group buying complaints statistics, in August the number of complaints achieves the new highest in history, 7.3% growth in chain, reaching 1316.

Summary of August complaint hot spots:

1) Double seventh group buying flowers slow delivery and difficult refund

Group buying industry realized logistics bottlenecks for the first in the Spring Festival this year. Then group buying sites try to solve this problem, but ultimately settle by leaving it unsettled. Self-built logistics and city-wide logistics finally can not solve the problem of slow delivery. The netizen Xueluo Jinxiang said that in a posting at Group 800 group buying forum, the flower group buying ordered one week ahead ultimately did not reach on July 7th (August 6th). Because the flowers lose the original meaning after the festival, the user had to withdraw. Even worse, there is another stumbling block which is group buying difficult refund. The netizen called website and website customer service, flower website said they would refund when received cancellation. But the group buying group web service it is not in 7 days unconditional refund, not agreeing to refund. These make the netizen very angry, only to seek a solution through Group 800 group buying complaints.

2) Zero fare tourism lure consumer by the name of group buying

Zero tourism is already not fresh means of fraud, recently the group buying binding also mentioned by the media. Many consumers believe excessively low-cost tour group buying, taken in by zero fare negative groups. Wuhan citizen Ms. Xiao complained that, some time ago she bought 6 day tour of Hainan in a group buying site. When buying she thought the price very affordable, but she did see any attractions during next 6 days, all in the shops. The graphic group buying and discount were attractive sales mode, providing zero fare tourism with excellent invisibility cloaks. Consumers should always remind themselves that there is no free lunch, so as not to be cheated.

3) Different interpretation of group buying movie tickets by each party deceived consumers

Many people have experience in buying the scalped ticket. When bargaining, the scalper continuously promised not need to add money for direct exchange. As illegal channel, the scalper words are unbelievable and group buying site sometimes don’t count, it is somewhat awkward.

At present many group buying site will use group buying movie tickets” not limit the time, not limit the number, no price difference” commitment to attract users to purchase terms, but secretly set traps. There are some cinemas with another interpretation way to make consumers to silence. Beijing Mr. Chen encountered this kind of situation, group buying of 38 yuan website claims that the movie ticket exchange coupons “value of 90 yuan and only the 3D field needing to give price difference”. Tickets are interpreted by the theatre as “this ticket is 30 yuan, but only can exchange for below 70 yuan movie tickets, others are required to fill the price difference.” These two interpretations are completely different, also customers not clear about the rules, and the only explanation is being tricked by group buying site.

Annex B

Optimize Business Decisions

2011 Research Report on Trend of China's Team Buying Market

Confidential and Protected by Copyright Laws

Summary of the Report

Since group buying model was formally introduced to China, it has expanded rapidly to thousands of websites within less than one year. The impetus of fast expansion is not only due to powerful local imitation culture, but also driven by the demand of internet for Chinese service industry. However, single information service can’t mobilize the whole service industry to change its business direction to internet, although the previous classified information websites have stretched to service industry. The demands of younger net consumers for “cheaper good cargoes” and demands of sellers for powerful impacts from media lead to the present rapid growth of this industry. Therefore, the whole group buying model may be changed in the future, and traditional service industry has started its way on internet and grew quickly.

•      Operation Model:

Different group buying websites get different views on the localization direction of group buying business model, which result in various kinds of differentiations in websites positioning. Based on classifying the main individual group buying websites, this report has concluded three main categories as follows:

1. E-commerce platform for professional local life service: the fast development of team working in China is far based on its market demand, one of which is the promotion demand of the sellers, and the other is the consuming demand of the consumers. E-commerce of localized life service is essential for group buying model and it will become the new high light of Chinese e-commerce development in the future. Hence, most of the group buying websites should focus on deepening local life service operation by taking group buying activities. The future development of localized life service platform will break the restriction of group buying and supply more flexible business models for users.

2. E-shop model: Group buying model makes lots of websites rapidly developed in flow-rate, brand effects and transaction scales, such as lashou.com, 55tuan.com and meituan.com etc which have made great achievements within one year while great numbers of B2C companies paid several years to achieve it. On the turning point for market to transfer to steady term from expanding term, group buying websites are facing the positioning problems for future operation. The companies that firstly entered into first-tier line based on capital foundation, such as lashou.com as well as jumei.com which is specialized in group buying for cosmetics have started their ways to B2C e-shop.

3. Flow rate to cash model: Flow rate to cash model means that the traditional internet enterprises especially the portal site and SNS websites always take the ways of increasing group buying to directly change the flow rate into cash. The representative websites are nuomi.com, tuan.qq.com, kaixintuan.com as well as tuan.sina.com.cn and so on.

The above different group buying websites with different positioning will have variety of discrepancies in future developing directions, as positioning in multi-directions such as localization and integrated e-shops etc. In each kind of directions, different group buying websites will form its own differential advantages which will release the pressure on the same quality in the market. However, group buying is actually based on market demand on local life service which promotes the flourish of group buying, so no matter how the group buying websites change their positioning in future, we will research the group buying service by positioning at business model of taking local life service as core. Those platforms with shopping properties, taking ju.taobao.com and jumei.com as examples, are excluded in our research scope.

•      Industry Trend:

1. Group buying market has entered into regrouping period in 2011: The regrouping, on one hand is due to the industry entrance requirement become tough, and on the other hand is because the unfair competition make consumers decrease which cause the market increase slowly. The leading companies in group buying market should have stronger brand value and the operation ability for localized life service business. The beginning of regrouping means market merger and integration start their ways. The leaders of market will integrate their high quality resources which make the powerful ones much more powerful.

2. Openness becomes one of market trends. Due to judgment on integration trend, the research concludes that the opening platform with rich resources can analyze industry resources and drive market structure optimization. Taking tuan.qq.com as example, the QQ platform shows about ten thousand commodities for consumers through introducing in high-quality group buying websites. As a platform with consumer resources, brand resources and platform management ability, QQ can help transaction to be done soon by integrating upstream of group buying companies and sellers, and utilizing the convenience of its channel. Opening platform can reduce sale pressure for group buying websites and sellers, and make them focus on products and service.

3. The group buying websites based on localized life service have lowered their service chain: on the one hand, they begin to increase consumer experiences, and take it as principle to strengthen on localization, standardize managing seller resources and ensure service quality. For examples, try refunding service, consumer opinions and appointing service, all of which are improvements made by group buying websites for consumer experiences; furthermore, group buying websites have formed their own seller management system. Management for seller’s service by means of credit system, account management and data support etc, will become the operation focus.

•      The companies that should be paid attentions to, suggested by Analysys:

1.     55tuan.com: According to evaluation of competitive group, 55tuan.com have greater power in localized life service operation, which is suggested to note;

2.     Lashou.com: the website value of it has been listed on the top at present, with great resource integration power, which is suggested to note;

3.     Meituan.com: it totally copies the technical model of America’s Groupon, and is the earliest group buying website on net. Its creator tried starting business on net for many times. It is suggested to note.

Content

1. DEFINITION AND RESEARCH SCOPE	7

1.1 BASIC DEFINITION	7

1.2 RESEARCH SCOPE	9

2. ANALYSIS ON ENVIRONMENT OF CHINA’S NET GROUP BUYING MARKET	10

2.1 ANALYSIS ON PEST OF GROUP BUYING MARKET	10

2.2 ANALYSIS ON INDUSTRIAL DEVELOPMENT PERIOD OF NET GROUP BUYING MARKET	12

3 ANALYSIS ON CURRENT STATUS OF CHINA’S NET GROUP BUYING MARKET	15

3.1 ANALYSIS ON SCALE OF CHINA’S WHOLE NET GROUP BUYING MARKET	15

3.1.1 Transaction Scale of China’s Net Group buying Market	15

3.1.2 Consumer Scale Date of China’s Net Group buying Market	17

3.2 ANALYSIS ON CONSUMER CHARACTERISTICS OF GROUP BUYING MARKET	18

3.2.1 Consumer Distribution Area	18

3.3.2 Consumer Income Structure	19

3.2.3 Consumers’ Age Structure	20

3.2.4 Brand Cognitive Degree of Consumers	21

3.3 ANALYSIS ON ENVIRONMENT AND HEALTH OF CHINESE-TYPE NETWORK TEAM-BUYING MARKET	22

3.4 PRINCIPAL PARTICIPANTS IN NETWORK TEAM-BUYING MARKET OF CHINA	24

4. COMPETITION ANALYSIS ON CHINESE-TYPE NETWORK TEAM-BUYING	26

4.1 LOCATE CHINESE-TYPE NETWORK TEAM-BUYING	26

4.1.1 Localized life service provider model	26

4.1.2 Team-buying shopping mall model	27

4.1.3 Flow-to-Cash model	27

4.1.4 Core competitiveness of team-buying industry	28

4.2 CHINA TEAM-BUYING ENTERPRISE COMPREHENSIVE COMPETITIVE POWER MATRIX RESEARCH	30

4.2.1 Index of local service operations	30

4.2.2 Value index of team-buying websites	32

4.2.3 Matrix research of the competitiveness of Chinese team-buying enterprises	33

5. CASE STUDY	36

5.1 GROUPON	36

5.1.1 Company Profile	36

5.1.2 Operation Mode	36

5.1.3 Clients and Their Successful Cases	37

5.1.4 Investor	37

5.1.5 Analyst’s Comment	37

5.2 LASHOU GROUP	39

5.2.1 Lashou Net	39

5.3 55TUAN GROUP	42

5.3.1 Company Profile	42

5.3.2 Operation Status	42

5.3.3 SWOT Analysis	43

6. RESEARCH UPON THE FUTURE DEVELOPMENT TREND OF CHINESE STYLE GROUP BUYING	45

7. ACTION RESEARCH UPON INTERNET GROUP BUYING USERS IN CHINA	46

7.1 USERS’ MAXIMUM AMOUNT OF EXPENDITURE	46

7.2 PERCOLATION RATE OF GROUP BUYING SERVICE	47

7.3 GROUP BUYING’S STIMULATING EFFECT UPON INTERNET SHOPPING	48

7.4 STATUS OF THE MAIN PROMOTION CHANNELS	49

7.5 USERS’ VISIT FREQUENCY UPON THE WEBSITES	50

7.6 CONSUMING CLASSIFICATION OF USERS’ GROUP BUYING	50

7.7 INNOVATION SERVICE IN WHICH USERS ARE INTERESTED	51

Content of Tables and Charts

Chart 1- 1 Business Model of Group buying	7

Chart 2- 1 Analysis on PEST of China’s Net Group buying Market	10
Chart 2- 2 Industrial Development Period of Net Group buying Market	12

Chart 3- 1 Transaction Scale Prediction on China Net Group buying Websites	15
Chart 3- 2 Scale of Registered Consumers for China Net Group buying Service	17
Chart 3- 3 Sampling Consumer Distribution Area	18
Chart 3- 4 Sampling Consumers’ Income Proportion	19
Chart 3- 5 Sampling Consumers’ Age Distribution	20
Chart 3- 6 Top List of Brand Cognitive Degree for Net Group buying	21
Chart 3- 7 Principal participants in team-buying market	24

Table 4- 1 Key factors of Chinese-type team-buying	28
Table 4- 2 Operation capacity index	31
Table 4- 3 Service quality management index	31
Table 4- 4 Localization service be born index	32
Table 4- 5 Index of financial strength	33
Table 4- 6 Comparison of data flow	33

Chart 4- 1 Chinese enterprise team-buying comprehensive expression matrix	34

Chart 5- 1 SWOT Analysis of Lashou Net	40
Chart 5- 2 SWOT Analysis of 55tuan Group	43

Chart 7- 1 Amount of the Largest Order	46
Chart 7- 2 Percolation Rate of Group buying Service	47
Chart 7- 3 Group buying’s Stimulating Effect upon Internet Shopping	48
Chart 7- 4 Status of the Main Promotion Channels	49
Chart 7- 5 Users’ Visit Frequency upon Websites	50
Chart 7- 6 Consuming Classification of Users’ Group buying	50
Chart 7- 7 Innovation Service in Which Users Are Interested	51

1. Definition and Research Scope

1.1 Basic Definition

•                            Group buying: The progress for net user to purchase life service and real commodities on internet and mobile internet platform at a lower discount within a defined time. Group buying can gather tremendous flow rate within a short time to help sellers for business promotion.

Viewing from the aspect of industry chain structure, group buying is with a linear structure of “sellers-group buying websites-net consumers”. Sellers organize group buying activities to meet their demands for promotion, while consumers meet their demands for purchasing commodities and life service through group buying.

.

Chart 1- 1 Business Model of Group buying

Regarding profit model, group buying websites gain a certain proportion of commission from sellers as main income resource. Viewing from the other respect, group buying is a kind of deeply localization experience effect marketing, a CPS model.

•                           E-commerce of local life service: Local life service e-commerce is an electronic business service for consumers’ demand for local life service such as catering, entertainment and beauty treatment etc, based on internet, mobile internet platforms. Local life service e-commerce requires to get payment via internet platform to complete the change of ownership.

1.2 Research Scope

In terms of content, the research scope of this report includes:

•                           Analysis on macro-environment of China’s group buying market: This report has concluded and analyzed the macro-environment which can affect China’s group buying market.

•                           Analysis on developing scale of China’s group buying market: This report has made a research on the industry period and developing trend of China’s group buying market, and analyzed the chances and risks in this market.

•                            Analysis on competition environment of China’s group buying market: This report has made a research on strength of key companies in China’s group buying market, and analyzed its developing trend.

•                            Analysis on business model status and developing trend of China’s group buying market: This report has made a research on business model development characteristics of group buying, analyzed its promoting and limiting factors, and predicted group buying market developing trend scientifically.

•                           Research on cases of group buying companies: Make analysis on developing status, achievement data, advantages and disadvantages of main manufacturers and sellers in home and abroad group buying markets, and give out suggestions.

In terms of research area, the research scope of this report includes:

•                 Group buying companies: Group buying business running companies, such as 55tuan.com, lashou.com, meituan.com, nuomi.com, manzuo.com, 24quan.com and didatuan.com, total eight group buying websites.

•                 Group buying consumers: The consumers that participate in group buying activities, with the research content of consumer behaviors, consuming habits and consumer groups etc.

2. Analysis on Environment of China’s Net Group buying Market

2.1 Analysis on PEST of Group buying Market

Chart 2- 1 Analysis on PEST of China’s Net Team-Buying Market

•                  Politic Environment

In “twelfth five-year” plan, E-commerce has been listed as the important components of strategic new emerging industries; the central government as well as local governments have strengthened their support for E-commerce industry, which is taken as crucial lever for adjusting industrial structure;

Announcement No. 8 [2011] of the Ministry of Commerce Service Norms for Third-party E-commerce Transaction Platforms marks that third party E-commerce platforms, with representatives as Alibaba and Taobao, will be operated more standard;

Big problems still exist in monitoring E-commerce market, especially monitoring for new emerging model (e.g. group buying) still lagging behind.

•                  Economy Environment

Chinese economy has wholly entered into a rising period, and it is predicted to reach the peak in 2013; the fast increase of Chinese economy can drive purchasing power of its citizen, and the social retail sales amount increase accordingly.

Furthermore, along with the change of economy structure and industry structure, both international trade and domestic trade have achieved breakthrough on opting channels, and traditional enterprises’ knowledge of net promotion and sales increased as well.

•                 Social Environment

Numbers of netizen keep rising, achieving 450 million at the end of 2010; the fast increase of netizen coverage plays a fundamental role for popularization of various kinds of internet applications.

China’s E-commerce has experienced a developing history for above ten years, and netizen get into the habit of purchasing on net or check shopping information, which have paved a fundamental way for E-commerce development.

Besides, the rich social net content, with representatives as micro blog and SNS shared by neighborhood, can extremely fasten the information transporting efficiency. With the fast expansion of consumer scale, more and more enterprises start to pay more attentions on micro blog platform, and try to look for marketing chance though the platform.

•                  Technical Environment

Numbers of new technologies and applications emerged, such as SNS, LBS, Cloud computing, SaaS, mobile payment etc, have optimized the net resources and increased net efficiency, and at the meanwhile, they have made revolutionary effect on the current business model as well as life ways.

Except net technologies and internet applications, the development of fundamental IT service and data treatment skills has changed the development of E-commerce. IT and data treatment allow E-commerce to explore the high efficiency and low cost advantages of internet.

2.2 Analysis on Industrial Development Period of Net Team-Buying Market

Chart 2- 2 Industrial Development Period of Net Group buying Market

Market Developing Period:

Founder of net group buying-Groupon, which started on line in November of 2008, had expanded to $1.35 billion 17 months later. More importantly, the business model and profit mode of Groupon that can be more easily copied than Youtube and Facebook is more suitable for China’s internet industry; net retail and local life service develop fast and have accumulated large numbers of consumer demands. By 1st quarter of 2010, the whole industry has reached Point A, with rapid group buying model expansion in China.

In this period, consumers have little knowledge about group buying, and are not familiar with group buying business; sellers don’t know much about this kind of marketing model as group buying and investors haven’t get involved in group buying business as well.

Market Probe Period I:

In early 2010, group buying market rapidly started and increased in geometrically multiplied times of speed, with leaders in E-commerce, immediate communications, SNS, classified information service industries getting involved in this business one after another. With large amount of risk capital injected in, the whole market fell into a crazy condition; claiming markets by making preemptive investments became the main developing stream, and a few leading enterprises started considering the core value of net group buying market and making further probe into it; the high market entrance standard is enhanced by capital and industrial service standard which gradually became clearly defined.

Consumers get to know more about group buying activities guiding by media and public praise, large quantity of transaction with payment generated; some sellers begins to try group buying business with guidance of websites, and have made good achievements. First round of financing cases of group buying enterprises occurred in China, and investors focused on group buying to positively look for valuable investing project. Till 2011, whole market reaches point B, and market integration start its way.

Market Probe Period II:

Based on each other’s advantageous resources (consumer resources, capital power, operation ability off line, area segments etc), team-buying websites start to adjust operation structure to establish and complete their own core competitive advantages, and at the same time, with lots of small group buying websites are closed, enterprise merger frequently occurred.

The reason for integration one on hand is the industry entrance standards become tough, and on the other hand is because the unfair competition makes consumers decrease which cause the market increase slowly. Leaders in group buying market should strengthen their brand value as well as enhance their operation ability for localized life service business.

At this period, group buying consumers’ dependence s is decreasing, with lower activeness. The market increase depends on consumption of new consumers. Besides, due to the lower ability enhancing speed of sellers for group buying service, consumers’ crazy pursue for group buying get weaker, and get involved in purchasing more rationally; investors invest on group buying companies more reasonably as well, resulting in sharply deceasing in investment numbers. The market is predicted to reach point C by end of 2012.

High-speed Development Period:

After integrate the market, the developments of fewer group buying websites survived become mature, and their brand value show up, high-speed development of the market coming into being. It is predicted that group buying market will reach point D by end of 2014.

In this period, consumers have gotten the mature consuming habit for localized life service; sellers can rationally handle group buying model for marketing promotion. There are fewer investment chances, but the past investment start to return profit.

Mature Application Period:

The market has formed relatively steady competitive advantage with all applications become mature, and market develop slowly till it is replaced by alternatives which are more suitable to market demand.

Localized life service E-commerce brought out by group buying becomes the important components of E-commerce.

Consumer’s consuming action in this period become mature; sellers start to fully accept E-commerce model; Market investment chance will focus on some valuable innovation models.

3 Analysis on Current Status of China’s Net Group buying Market

3.1 Analysis on Scale of China’s Whole Net Group buying Market

3.1.1 Transaction Scale of China’s Net Group buying Market

According to the net group buying market data supervised by Analysys, the transaction scale of China local group buying market reaches 2.4 billion yuan, and it is predicted to reach 9.5 billion yuan in 2011.

Chart 3- 1 Transaction Scale Prediction on China Net Group buying Websites

Since group buying model was formally introduced to China, it has expanded rapidly to thousands of websites within less than one year. The impetus of fast expansion is not only due to powerful local imitation culture, but also driven by the demand of internet in Chinese service industry. However, single information service can’t mobilize the whole service industry to change its business direction to internet, although the previous classified information websites have stretched on service industry. Therefore, the whole group buying model may be changed in the future, while traditional service industry has started its way on internet and grow quickly.

The year of 2011 is the initial period for China’s group buying website. Due to fast growth of seller scale, much many resources are invested into seller development and transaction scale in group buying increase fast. Analysys International thinks that tremendous sellers will quit the competition by end of 2010 due to lack of enough consumer resources and resources support off line. The increase of group buying transaction scale is mostly due to increase of number of persons involved in main group buying websites. Market centralization will be lifted with large scale.

3.1.2 Consumer Scale Date of China’s Net Team-Buying Market

Chart 3- 2 Scale of Registered Consumers for China Net Group buying Service

Along with consumer’s knowledge about group buying model become mature, the activeness of consumers become steady gradually, and growth speed of consumer scale start to slow down. Therefore, mature high-quality products and high-standard service should be required by group buying websites to push sales growth. Analysys predicts that, China’s group buying consumer scale will reach 91 million by end of 2011, which will shorten the gap between group buying consumers and E-shopping consumers.

3.2 Analysis on Consumer Characteristics of Team-Buying Market

In order to make survey on consumer characteristics for group buying over China, this report has randomly invested most of the cities throughout the country, and found that group buying market consumers have the following characteristics:

3.2.1 Consumer Distribution Area

Chart 3- 3 Sampling Consumer Distribution Area

As shown by the data, consumers in Beijing, Shanghai and Guangzhou are relatively centralized, with sampling consumers in Beijing taking up 11%, Guangzhou 11% and Shanghai 9%. Among second-tier cities, consuming are strong in Xiamen, Chengdu and Shenyang districts. According to research, group buying demand will still centralize in first-tier and second-tier cities within a short period.

3.3.2 Consumer Income Structure

Chart 3- 4 Sampling Consumers’ Income Proportion

As the data shows, at present the income of consuming group for group buying are between 1500-3500 yuan, most of whom are low-salary groups, taking up 60%. On one hand, group buying activities attract consumers by price advantage, for which low salary group are more sensitive. According to research, the future group buying business coverage will stretch more widely for high salary groups, and core attractive power of group buying business will transfer low price effect to comprehensive attraction combined with service and price.

3.2.3 Consumers’ Age Structure

Chart 3- 5 Sampling Consumers’ Age Distribution

As data shows, at present the age of group buying consumers are mainly between 18-29 years old, which take up above 80%, among which, consumers between 25-29 years old takes up 43%, and the ones between 18-24 takes up 38%. From the data, you can see that younger group are the main groups that covered by group buying business. The younger group has better accepting ability for new things, and has strong demand for localized life service. Besides, younger group take a large proportion in netizen group. Those factors have important influence on group buying consumers’ age structure.

3.2.4 Brand Cognitive Degree of Consumers

Chart 3- 6 Top List of Brand Cognitive Degree for Net Group buying

Regarding brand cognitive degree, there are following characteristics:

Firstly, in first-tier and second-tier cities, brand cognitive degrees of main group buying websites such as 55tuan.com, lashou.com, meituan.com etc are much higher, while the regional group buying websites don’t take advantages. On one hand, it is because that there are some relations with investment of main group buying websites, on the other hand, the net foundation are much more mature in first-tier and second-tier cities and demand there are much stronger. Hence, it thinks that the future group buying should deeply explore first-tier and second-tier market, and focus their energy on enhancing localized life service.

Secondly, group buying demands in third-tier and fourth-tier cities are still not strong; the involvements of main group buying websites are not enough; brand cognitive degree are still lower.

3.3 Analysis on Environment and Health of Chinese-type Network Team-buying market

•                                          Transformation of team-buying’s value point

In the market of China, business nature of team-buying has deflected from “group”. The effect from that team-buying focused on users’ limits is not the essence which accelerated team-buying to quickly develop in China, what truly prompted the development of team-buying model is breakthrough made by team-buying on e-commerce of localized life service instead. Team-buying model is produced due to combination of business and marketing in nature. In the aspect of suppliers who cooperated with team-buying websites, the team-buying model can satisfy their marketing requirements, especially in promotion for new products and platforms, the team-buying model indicated comparatively high value. However, in terms of current situation, hundreds of team-buying websites sprang up in a quick speed, in which prospect of overall market for team-buying model was obviously too high.

•                                          Grow-up space is better than any Internet business model

Only less than one year, from team-buying model was officially introduced to China to expansion to thousands of websites in explosive way. What contributed this rapid inflation is driving force of network’ requirements in service industry of China, other than contributed by power of localized imitation culture. Although previous classified information site has extended to service industry, adjust marketing of overall service industry toward internet cannot be completed only relying on information service. Therefore, team-buying model in the future may be changed, but the internet door of traditional service industry has been opened thereof and keeps develop in rapid speed.

•                                          Compete disorderly due to interruption of exterior factors

Introduction of capital accelerated disordered competition of industry. In terms of finance scale, principal part in e-commerce financing is capital investment on team-buying websites of China in 2010. On the one hand, this capital drove the development of enterprise and provided basis for enterprises’ growth; on the other hand, it’s easy to affect operation pace of enterprises due to this capital, which caused them more focused on increase of hard indicators, such as flow quantity, transaction scale and registered users etc., all of which intensified environmental competition of overall market and increased operating costs as well.

In the first half year of 2011, competition in large-scale outdoor ads and in city expansion will come to end. Blind expansion model has made Meituan Group and Happy Group etc. end their businesses in 3, 4-tier cities with insufficient consumption competence, pay more attention on operation of key cities instead. Therefore, market occupancy in 1, 2-tier cities has changed into white-heat type. Case as data of April, team-buying scale in Beijing account for 14.4% of transaction amounts around the nation, Shanghai, Guangzhou, Tianjin, as well as Nanjing are in top five list. In spite of progressively decrease of cities’ centralization since 2011, core consumption cities still are level-1 cities include Beijing, Shanghai and Guangzhou etc., in which top three cities account for 32.5%.

While leading team-buying website starts to focus on improvement and cultivation of service level and differentiated model in the future, Lashou website has developed various services actively; 55tuan,

Meituan Group and Manzuo Group localized on e-commerce platform of local life service, designed to consolidate localized business operation of key cities.

•                                          Lacking of rules of market competition

It’s very difficult to execute supervision for rapid development of team-buying market. Although rules related to team-buying market have been launched by concerned department since 2010, those rules have restricted binding upon merchants and websites. The first signal of supervision for team-buying of China occurred in the second half year of 2010. Department of Commerce formulated a first credit approval new rule about team-buying websites. This supervision got through short periods from happening of model to effect of supervision policies in compare to other models, such as on-line retail, videos and games etc., and supervision execution strength has been increased largely. Of course, team-buying is now in a mess situation, Department of Commerce will be more difficult to deal with independently in supervision respect in the after, so it needs to cooperate with other departments in order to execute completely. Besides, more participants are required to join in establishing supervision system, for how to execute credit authentication in a transport way and to standardize development of industry.

3.4 Principal Participants in Network Team-buying Market of China

The existing value of team-buying business model has been recognized widely, quick growth of Groupon in foreign market also excited domestic companies for team-buying. As far as quantity and scale of websites is concerned, expired to 2010, numbers of team-buying websites of China reach to 3500, which largely exceed other internet business models. By observing and research team-buying market in long term, and Analysys International classified main team-buying websites in current market and analyzed competition and cooperation relations inside.

Chart 3- 7 Principal participants in team-buying market

•                                          Independent-type team-buying

Independent-type team-buying means team-buying providers who required independent development by team-buying service, such as 55tuan, Lashou website and Meituan etc. These kinds of enterprises are that who got insight of high growth features of team-buying service in China’s market, copied Groupon model of USA and involved in e-commerce of local life service as pioneers in domestic. These enterprises included the traditional enterprises that brought resources into, such as products’ source.

Independent-type team-buying enterprises have deeper understanding on team-buying service, with greater competence in business’s development and innovation, as well as company’s development space. Analysys International research found that dominators of China’s team-buying market in the future will mainly be independent-type team-buying websites.

•                                          Internet enterprise:

Team-buying websites represented by Nuomi website, Happy Group, 58tuan and Dianping Group are enterprises who built up standing in team-buying market through handle accumulated users, brand and other resources in internet’ platforms. Because these enterprises stand in higher starting point, most of them can squeeze into 1-2 rank. However, team-buying service can hardly get nucleus resources in interior system due to the complicated and trivial business systems. In addition, the thinking method e of Internet exist greater incompatibles in operating e-commerce businesses of local life service.

•                                          Participants from overseas:

Currently, as representative participant from overseas, GaoPeng website is a joint venture with Groupon and Tencent. It is also as representative who entered into China’s team-buying market as a foreign enterprise. GaoPeng encountered with tremendous problems when entered into China, on one hand, joint venture failed to make quick decision-making and execution due to instability of operating mechanism and structure; on another hand, operating experiences of Groupon in overseas are not applicable to China, such as experiences in users’ administration and marketing, one group per day also faced with great pressure.

4. Competition analysis on Chinese-type Network Team-buying

4.1 Locate of Chinese-type Network Team-buying

All kinds of team-buying websites have different understanding for localization direction of team-buying business model, which caused positioning differentiation to different extent. By classifying mainstream independent team-buying websites, Analysys International divided principal positioning into three directions:

4.1.1 Localized Life Service Provider Model

Case: 55tuan, Meituan and Manzuo

Rapid explosion of team-buying in China cannot be separated from market’s demands in nature which are promotion demand from merchants and consumption demand of users. Localized e-commerce of life service is nucleus of team-buying model, is also the highlighted point for development of e-commerce of China in the future. Therefore, most of the team-buying websites shall fix position on intensifying operation of localized life service by taking team-buying as entrance. The localized life service platform merchants will breakthrough team-buying’s limitation in the future, which bring about more flexible and abundant business pattern for users. Currently, main representative enterprises include 55tuan, Groupon and Manzuo etc.

Take example as 55tuan: currently, 55tuan has realized rapid expansion in first and second-tier cities around the nation through merger model. It focused on introducing service model of Wal-mart to team-buying, which is to require team-buying to enhance controlling management on superior customers in order to provide more guaranteed service type for ensuing users’ benefit. Besides, intensification of localized operation is also expressed in aspects of developing localized team, fully applying consultative marketing model, intensifying compartmentalization and extending service to communities and business circle.

The opportunity of 55tuan is to directly merger local leading team-buying websites in various places, to directly absorb teams with localized advantage, next to handle and combine regional resources by taking advantage of capital strength of 55tuan, so as to form a competitive website around the country.

Model of 55tuan represents an important direction for prospect of team-buying industry, which is to intensify localized service. Moreover, other than 55tuan model, based on localized service, there are more abundant models to accurately match localized life requirements of users on time and position in order to provide team-buying services that comply with regional living habits and highly differentiation.

4.1.2 Team-buying Shopping Mall Model

Case: Jumei Cosmetics, Lashou website

Team-buying model lets lots of websites explore on flow, brand influence and scale in short period, for example, Lashou website, 55tuan and Groupon completed operating accumulation process by only using one year, while many other B2C enterprises would accumulate for several years. In the transition point from explosive period to stable period for market, team-buying websites faced with positioning problem of operation direction in the future. In the early period, enterprises who marched into No.1 camp include Lashou website, as well as Jumei Cosmetics with features of cosmetics team-buying have transformed toward B2C shopping mall model.

Case as Lashou website: Lashou website attracted attention from market by virtue of “Groupon + Foursquare” conception in taking team-buying as entry point. After increasing of flow of Lashou website, one deal one day was quickly changed into several deals one day, and channels of hotel team-buying, cosmetics team-buying are also increased continually and opened a great deal of entity shops in the after. Lashou website provided a large number of real objects team-buying and opened experience shops in 30 cities. In terms of overall layout, Lashou website decreased its focus on aspect of localized life service, increase on commodities instead, which will cause increasing and obvious competition with Taobao. So, the Lashou model may become comprehensive network-buying shopping mall featured as localized life service in the future.

Jumei Cosmetics has more determined positioning. At the beginning, it featured as team-buying cosmetics, now it has become a B2C website characterized by low-price and time limited cosmetics.

4.1.3 Flow-to-Cash model

Nuomi website, QQ team-buying and Sina Group

Flow-to-Cash model actually is used by traditional internet enterprises, especially as Portal and SNS website, to directly cash in original flow with advantages by method of increasing team-buying model. Representative enterprises include Nuomi website, QQ team-buying, Happy Group, Aixin Group and Sina Group etc. But these models commonly depended on their on-line resource advantage with limited experience and investment on off-line operating, so develop to platform in the future gained more possibility.

4.1.4 Core Competitiveness of Team-buying Industry

Team-buying websites with all kinds of positioning will have various disagreements in the development direction in the future, multi-direction positioning includes localization and comprehensive shopping mall will be take place in the future. In all directions, team-buying will form differentiated advantages, which contribute to ease homogenization of current situation in the market. However, team-buying in essence survive depending on market demand of localized life service’s requirements and develop to prosper. No matter how team-buying websites to change positioning in the future, the team-buying service that we research will still positioning in business model with core of localized life service. High-quality shopping platforms represented by JuTaobao and Jumei Cosmetics are not included in research of this report.

This research found that as e-commerce platform of localized life service, core competitiveness is extended in aspects below.

Table 4- 1 Key factors of Chinese-type team-buying

Key factors	Details
Funds competence	Place funds foundation in marketing promotion, customer service, quality management and merchants’ system management etc. for team-buying enterprises.
Operating competence	Enterprises’ operating competence for team-buying business.
Service quality management competence	Enterprises’ competence to manage and control service quality of team-buying.
Localized service consolidation competence	Business consolidation competence to service localized life requirements.

•                                          Funds competence

Currently, Capital floods into team-buying market in large scale, which caused to increase threshold of this industry. Analysys International found that many platforms announced to complete large amount of financing in recent times, such as Lashou website, Groupon, Manzuo and 55tuan etc., among of which 55tuan finished financing close to 200 million US dollars recently.

The most direct problems brought by flooding of capital are on one hand, a great deal of funds are invested in ads media, which attributed to raise threshold of team-buying marketing; on another hand, funds are begin to be invested in logistics and entity shops by large-scale team-buying websites, such as Lashou website, which attributed to increase overall operation threshold of team-buying industry.

Although capital input has not direct motivation influence on increasing service level of team-buying, rather than raise the operation threshold of team-buying industry directly. Team-buying websites with financing background have kept lots of small and medium websites out of threshold.

•                                          Operating competence

Operating is life of enterprises. In team-buying market, factors which influence operating competence of enterprises as follows: management competence of organization structure, management for staff and development of culture etc. The core of operating competence for a team-buying enterprise is to organize and perfect quickly, to manage in systematization, to enforce efficiently and organize in study style.

•                                          Management competence of service quality

Target users of team-buying enterprises’ service are team-buying users and off-line merchants. Merchants of traditional industry have low development level in aspect of informatization, so it’s very difficult to manage. For the purpose of guarantying users’ consumption experiences, team-buying enterprises are required to create a mature and efficient service system in aspect of service quality management, to restrict and standardize merchants through IT system and institutions in order to safeguarding equity of users’ consumption. In addition, service quality management system will also provide more valuable value-added services for merchants to increase performance of marketing promotion.

•                                          Localized service consolidation competence

Target users of team-buying enterprises’ service are team-buying users and off-line merchants. In traditional service industry of China, informatization extents of merchants were different. In overall viewpoint, small and medium-sized merchants are not familiar with Internet and lack of rational knowledge for network marketing and sales. Team-buying enterprises are required to educate market and to help merchants keep touch with networking in order to increase competence of service users. Team-buying enterprises should have off-line service team with higher service competence in order to guarantying the front service level given to individual user.

In viewpoint of team-buying service, currently, pre-consumption model for users is only available in team-buying website, which means that users are required to pay expenses in advance. After receiving payment from users, team-buying website will deliver payments to merchants in batch in conformity with agreement. Although merchants can be bound to certain extent by websites in order to guarantee service, though agreement, the nature of business model decided that team-buying websites cannot take part in team-buying service in full stage. Analysys International’ research found that model served for localized life will become competitive core for merchants. And the direction of this model is toward how to breakthrough traditional service model in order to enhance team-buying websites’ controlling competence to businesses and to improve localized service level.

Case as 55tuan: in aspect of improving localized life service competence, 55tuan has its industrial representation. 55tuan acquired many first tier team-buying websites around the country to integrate resources. On one hand, it can exceed competitive opponents directly in scale and require higher starting point. The key to acquirement is that not only trading scale indicators are concentrated on, but teams’ qualification is paid more attention. Therefore, in aspect of localized business operating, 55tuan can accelerate in quicker speed; in addition, the intensified and compartmentalized strategy applied by 55tuan made service chains penetrate into community and business circles, so as to guarantee users in off-line. 55tuan introduced on-line Wal-Mart model, which is to enhance controlling competence of overall supply chain in order to guarantee thinking of users service quality, and this model will also provide guidance for localization of 55tuan.

The remaining parts of report will conduct comprehensive evaluation for enterprises through performance of enterprises in localized service and website value.

4.2 China Team-buying Enterprise Comprehensive Competitive Power Matrix Research

In order to gain the objective comb the entire team-buying market, this report adopts the strength of the matrix model approach to put the main enterprises in the current business into the comparison matrix in which the abscissa represents the localized operating ability of the group- buying enterprises and the vertical axis is the embodiment of Website value index such as business flow, capital, awareness.

4.2.1 Index of Local Service Operations

The research believes the essence of the team-buying is based on the localization service life mode of electronic business affairs. The core competitiveness of team-buying enterprises should be reflected in the operation of local service capacity. Among them, the main operation for local service includes the following capabilities: Operational capability indicators, service quality management indicators and localization services floor index.

Through the Delphi method, this report makes the evaluation of the major companies in the team-buying market. (Take 5 point evaluation, 5 is divided into the best, 1 is divided into the worst)

Table 4- 2 Operation capacity index

Sub-index	Operational structure and perfection of the organizational structure, functional fit lateral and vertical landing area	Whether exists the layout of the vertical channels	Whether has the ability of operating local logistic distribution	The learning organization management ability (enterprise culture and the training mechanism)
55tuan	5	4.5	3	4.5
Lashou website	4.5	4	4	3
Groupon	3	3	3	4
Nuomi website	3	3	3	3
24quan	3	2	2	1
Manzuo website	1	3	2	2
Dida Group	1	0	1	1

Operational capability as the foundation of enterprise localization services index, is the premise of the localization system, landing system. This research disassembles the operating ability of the team-buying enterprises and divides the operating ability into 4 areas: Operational structure and perfection of the organizational structure, Horizontal and vertical adaptation functions of landing rights, Whether exists the layout of the vertical channels, Whether has the ability of operating local logistic distribution, The learning organization management ability (enterprise culture and the training mechanism).

Table 4- 3 Service quality management index

	Whether there is a perfect service quality control system	whether there is a grade evaluation management system for merchants	whether there is a perfect customer service process and management standard	Whether there is a huge call center.
55tuan	4.5	4.5	5	4
Lashou website	3	5	5	5
Groupon	3	5	5	4
Nuomi website	1	3	5	3
24quan	1	3	3	3
Manzuo website	3	3	3	3
Dida Group	1	3	3	3

The service aim of the team-buying enterprises, on the one hand, is the team-buying clients and with the offline consumers on the other hand. Chinese traditional industry merchant in information development level is very low, very difficult in management. In order to protect the consumer’s shopping experience, team-buying enterprises should restrict and regulate businesses via IT system and mechanism and provide more value added services to them.

This report is divided into five specific indexes regarding the quality management system: Whether there is a perfect service quality control system, whether there is a grade evaluation management system for merchants, whether there is a perfect customer service process and management standard whether there is a huge call center.

Table 4- 4 Localization service be born index

	Whether there is a strong local team-buying team with rich experience	Whether in the local market has the very high brand awareness and loyalty
55tuan	2	5
Lashou website	3	5
Groupon	2	4.5
Nuomi website	0	3
24quan	1	3
Manzuo website	2	1.5
Dida Group	0	1

Localized service system which landing in local area needs a strong local team-buying team localized to perform. Thus, whether there is a strong local team-buying team with rich experience and whether in the local market has the very high brand awareness and loyalty is the leading indicator of the landing of localized service. Currently, the major team-buying enterprises have invested a great deal of resources in the first and second line cities and established localized service groups. They evaluated the effectiveness by evaluating the number of the actually sub-station operations team of the local area. The outstanding leaders of these are 55tuan, Lashou and so on, in Which 55 group, with rapid integration of acquisitions of the well-known and the top trading volume local team-buying companies realized the better management in the local areas via the local team-buying companies. While Lashou and Groupon still use of local agents in the operation mode and their further lies in how to realize the stability between regional distinctive management and the control agent. The measure of the ability of landing of localized service system also is the evaluation of core competencies of the team-buying enterprises.

4.2.2 Value Index of Team-buying Websites

Table 4- 5 Index of financial strength

Sub-index	Size of the financing	Strength of investors
55tuan	5	4.5
Lashou website	5	5
Groupon	3	5
Nuomi website	5	5
24quan	2	3
Manzuo website	2	3
Dida Group	1	1

Team-buying market is undergoing a rapid development period and there is a large gap of funds for enterprises. The investors have high expectation for the team-buying projects. The ability of corporate management, corporate culture, current market position, directly affect the size of the amount of corporate finance. Therefore, from the size of the enterprise financing of investors and deceptive, also can from the side reflection of the position of the enterprises in team-buying market.

Table 4- 6 Comparison of data flow

Sub-index	One week average IP / day	One week average PV / day
55tuan	1,764,000	7,849,800
Lashou website	1,273,620	5,723,420
Groupon	1,404,000	7,988,000
Nuomi website	696,000	2,735,000
24quan	642,000	1,970,000
Manzuo website	900,000	2,853,000
Dida Group	324,000	871,500

(Note: the above data from the chinaz. Alexa.com, on May 30, almost average of one week)

4.2.3 Matrix Research of the Competitiveness of Chinese Team-buying Enterprises

By collecting the data from industry, enterprise and consumer, this research has made the following comment of the strength of Chinese team-buying enterprises: Abscissas of the calculated parameters which cover buy business logistics, team, and many other factors, the score are obtained by the Delphi method; The vertical axis of the flow parameters including PV, financing index and user awareness of research data, obtained by the method of weighted values.

Chart 4- 1 Chinese enterprise team-buying comprehensive expression matrix

•                                          The first quadrant

This quadrant refers to manufacturer who has the outstanding performance in the both the localized operating capability and brand value. On the one hand, these companies has gained certain achievements in the running of funds, and brand publicity, they are now highly recognized by the consumers; on the other hand, these companies focus on the layout in the whole market while pay attention to the localized service operation which is fully resented in both regime and culture. And the typical example is 55tuan, Lashou website and Meituan. Currently, the manufacturers in this quadrant are equipped with strong competence and they maybe the leading one in the market in the further.

•                                          the second quadrant

The manufacturer in this quadrant has relatively high brand value, such as the relatively high inflow entrance, capital strength and platform for consumer recognize, while they are less outstanding in the localized operating. Guiding from the Chinese team-buying market, at present, there still have the coming of some manufacturer with certain brand resources. But, now, these brand strength doesn’t been given full play, and companying by the lack of localized operating, these manufacturers are still in the third quadrant. At present, there don’t exist the typical example in this quadrant.

•                                          The third quadrant

The manufacturer in this quadrant is the stopgap in the market that refers to the manufacturer doesn’t have an outstanding performance in both brand value and localized operating. On the one site, they lack of resources which shall make difficult for them to start competition in this high level, on the other site, there are problems in their running ideology so is will be hard for them to understand the nature of team-buying and form the scale of investment.

•                                         The forth quadrant

The manufacturers in this quadrant have advantage in service operating while they are weak in brand resource. Most of them enter this area at early time so they have certain running experience, and they have profound understanding of offering service to the offline team-buying customers. Thus, they mainly focus on the landing of team-buying in local culture. But, as there exists the shortage of fund, organization structure these companies cannot enter into the second quadrant. The research believes, the manufacturer in this quadrant, by product mix can gradually improve their funds and customer recognition and finally become the leading one in the market.

By research the Matrix Research, we find that currently the major team-buying enterprises are in the third and first quadrant while there are fewer manufacturers in second and forth quadrant. The main reason is that the current site with a high value sites, such as traffic to the site to invest in business operations, lack of localization, lighter operations across the enterprise, in local service capacity cannot be landed, causing most of them stay in the first three quadrants. The advantages of localized operators buy the site for the majority of regional sub-station, the value of the site is still at a low level, flow rate less than the value, and financial strength has to be improved.

In addition, by evaluating the comprehensive competence of the team-buying enterprises, the research found in the matrix, 55tuan at the top right of the market, is the future potential leader in the team-buying market.

5. Case Study

5.1 Groupon

5.1.1 Company Profile

Groupon is a new type company of e-business providing local group buying of products and services with a time limit, and is developed from the social intercourse website of thepoint.com. It was put on line in December 2008, and its founder is Andrew Mason.

Groupon advocates a completely new shopping experience, every day provides only in one city a kind of products/services at super-low discount for users’ purchase, and charges some proportion of transaction amounts as its earnings. Due to Groupon’s capacity of quickly attracting masses of users, it provides advertisers a completely new local advertisement form. So far, Groupon has covered more than 50 cities in countries such as USA, Canada, and Great Britain and so on.

5.1.2 Operation Mode

The operation system of Groupon is that: every day staff of Groupon will put on line a product for sale with a super-low discount within a city, and as long as the buyers number comes up to the required number, the user will get such product at such super-low discount, while Groupon will charge some commission fee upon the transactions occurred as the website’s earnings. The detailed information is as follows:

• Groupon for Customers

Groupon advocates a completely new shopping experience, takes the opinion that customers can’t experience the completely new products and service due to too many choices and therefore insists that it only provides one type of product at one time for group buying with a time limit.

Staff of Groupon will choose one type of attracting product in different cities and provide group buying discount (usually 70%, 60% or even 90% off). If the buyer number that day comes up to the minimum number required for group buying, the transactions will take place successfully and all traders will get the product at the low price. To help come up to the required purchaser number, users of Groupon usually make use of their social relations and call upon more people to join in the group buying through social intercourse websites such as Facebook.

• Groupon for Businesses

Groupon attracts a lot of followers through the low-price but attracting products, and the followers keep attention on Groupon’s products through email subscription and their attention to Groupon on social intercourse websites.

Through its competence of gathering plenty of consumers within a short time limit, Groupon attracts more and more business shops which sell their products/service through Groupon’s platform and make brand promotion in the same way. Groupon will charge a proportion of commission fees according to the volume and total price of the sold products, as the website’s earnings.

Besides, the website of Groupon will also sell some presentation advertisement to obtain advertisement revenue.

5.1.3 Clients and Their Successful Cases

• 2010 Chicago Motor Show

• On February 21st, 2010, Chicago Motor Show launched a group buying on Groupon, and provided show ticket at a discount of 45% off, with the minimum buyer number for group buying set at 200. In the end, 14,666 people purchased the tickets and the sales amount came to be US $ 87,996.

• Chicago Bagel Authority

• On January 17th, 2010, Chicago Bagel Authority sold its hamburgers and sandwiches at a discount of 53% off, with the minimum buyer number set as 250. In the end, 9,741 peoples made purchases and the sales amount came to US $ 77,928.

5.1.4 Investor

• Digital Sky Technologies (Hereafter DST) in Russia

DST was founded in 2005, with its headquarters in Moscow, and it is one of the biggest internet companies in Russia and East Europe market, holds different percentages of company shares of quite a few internet companies located in Russia, including investment businesses relating to the Russia’s No. 1 social intercourse website of Vkontakte.ru, and Russia’s home website, besides that it holds shares of many global internet companies including Facebook, Zynga and so on.

• Battery Ventures

• Battery Ventures was established in 1983, is a venture investment group focusing in technological innovation field, and has a history of more than 27 years in the investment field of technological innovation companies.

5.1.5 Analyst’s Comment

Groupon initiates a kind of local e-business mode, attracts lots of followers by its completely new shopping experience, and is improvement upon and development of e-business. However, this mode needs to be deeply rooted in local district, which impacts and restricts the development speed of

Groupon. Besides, using super-low prices to attract users can’t establish consumer group of high loyalty.

5.2 Lashou Group

5.2.1 Lashou Net

• Company Profile

Lashou Net was established on March 18th, 2010, by January 2011 the number of registered users on Lashou has exceeded 3,000,000, the average monthly visitor volume is more than 30,000,000, the number of cities where such service is available comes to more than 400, and the total transaction amount in 2010 is close to RMB one billion. So far, Lashou Net’s employees around the country have outnumbered 4,000.

• Operation Status

It initiates the group buying mode combining the ones of Groupon and Foursquare, and increases the user loyalty through mutual driving of each other. Commission fee based on the number of group buying and shop promotion service fee upon the “Check-In” function collectively contribute to earnings’ of Lashou Net.

Lashou Net plans to set up city-wide logistics in 100 cities over China, and establish experience stores in 30 cities. Meanwhile, the number of answer seats in the call centre will increase from 318 early of the year to 1000.

The work priorities of Lashou Net this year are the Lunch Taking in Second activity based on LBS service and the Hand in Hand activity combined with making friends, the purpose of which is to increase the users’ loyalty.

• SWOT Analysis

Chart 5- 1 SWOT Analysis of Lashou Net

Strength

After several rounds of financing, the capital capacity is powerful;

It takes the advantages of initial act and is leading the sector;

It establishes its own logistics, which is under its easy control and is in favor of the enhancement of users’ experience;

It has sufficient and nice technical accumulation in mobile technology;

Weaknesses

The costs of self-constructed logistics are high.

Opportunities

The fast development of e-business retail market fosters masses of users;

The government provides policy supports;

The business mode is clear and the earning of profit is fast;

Threat

During the early stage of development, the threshold level is low and the market competition is in a mess;

The internet giants also try to grab the group buying market using their preponderant resources.

• Investor

In April 2011, Lashou Net officially announced that it had finished its round C financing of US $ 0.11 billion and its appraised value increased to US $ 1.1 billion. This round financing was invested by Milestone Capital, Reinet Fund SCAFIS and Remgro Limited belonging to Richemon, and GSR Ventures III, L.P, together with two other funds leaded by the forgoing. The financed capital will be used for building and market expanding of call centers, city-wide logistics and Lashou experience stores.

In December 2010, Tenaya Investment, Northwest Venture Investment and GSR Ventures injected US $ 50 million into Lashou Net;

On June 17th, 2010, it received another investment from GSR Investment and others of US $ 5 million in its round B financing;

On June 10th, 2010, Lashou Net got US $ 5 million in its round A financing from Taishan Angel Funds, founder of Europe’s group buying website DailyDeal and GSR Investment, and at the same period 100 cities are put on line of the Lashou Net.

In April 2010, Taishan Invest AG invested US $ 1 million into Lashou Net.

• Analyst’s Comments

After group buying market’s crazy expanding of more than one year, both group buying companies and consumers have begun to calm down, especially that the group buying shops begin to realize that it is not meaningful to compete on the sales volume. To move further, the key point is to constantly enhance consumer’s experience so as to establish stable consumer loyalty. Lashou invested huge amount of capital in brand advertising during the early development phase of the sector, and has established some kind of brand awareness.

With the technology of LBS, it can involve masses of medium and small business shops into the Lashou Net, provide users with more convenient, exact and abundant nearby life information so as to help the users to find discount information nearby his/her location; Proportion increasing of sales of physical commodities on Lashou Net and the opening of Lashou physical stores will form a direct competition against Taobao business mode.

Activities such as Hand in Hand and Lunch Taking in Second play an active role in enhancing users’ loyalty.

5.3 55tuan Group

5.3.1 Company Profile

55tuan Group was set up on March 15th, 2010, and is one of the earliest websites of local group buying with time limit in China. So far, the number of registered users of 55tuan Group across China has exceeded 3.6 million, its average daily visitors come up to 6 million, it has opened such service in more than 500 cities and it has established joint venture companies in more than 20 principal cities of importance with the most sound group buying local companies (e.g. the 0531 Group in Jinan, the Shan Group in Xiamen, the 19 Group in Shenyang and so on) so as to provide service to local group buying consumers and shops. At present, 55tuan Group has nearly 5,000 staff all over China.

5.3.2 Operation Status

55tuan Group has invested lots of capital in establishing a complete system of offline operation system all over the county, its management team pays much attention to group buying users’ experience and it is one of the first group buying websites among the group buying sector who have got through the ISO 9001 quality system recognition.

55tuan Group has brought out a set of hardware and software system for interaction among shops regarding marketing and management upon which 55tuan Group owns IP rights, which has greatly enhanced group buying users’ experience, solves the settlement issues for the group buying shops and can provide the shops with the basis of establishing long term relationships with target consumers based on its powerful database function..

At present, 55tuan Group is developing fast across China, and based on its powerful local team and offline service capacity, it may become the first group buying company of China who goes for public oversea.

Besides, through a series of M&A, 55tuan Group has taken advantageous position in second level cities with vigorous demands. On one hand, its first level local group buying websites are more successful in local operation, and on the other hand, masses of sub-websites incorporating high-class resources have promoted 55tuan Group’s market position in the overall market, and it runs closely after the market leaders in the flow volume of group purchase.

5.3.3 SWOT Analysis

Chart 5- 2 SWOT Analysis of 55tuan Group

Strengths

Business mode is deeply localized, which expands the service chain to neighborhood and business district circle.

It insists on the practice that the group buying website be the sole interface confronting the users, which helps the enhancing of users’ experience.

It recently got strategic investment from top professional investment entities of China such as CDHfund Investments and Zero2IPO, where the financing amount is huge and the investors have strong capacities.

It has high capacity of offline operation, and its offline team integrated through M&A possesses business operation capacity of high level.

Weaknesses

Its advertisement investment in the early stage is comparatively small.

Opportunities

The development of group buying market is only at the start period and its future market space is huge.

Government’s support for e-business operation clears the way ahead for group buying sector’s development;

Group buying’s business mode is clear and the earning of profit is fast. Once possessing comparatively sound operation capacity and market accumulation, the group buying operation entities’ profit earning pressure will become relatively low and they can soon achieve the balance between revenue and expenditure.

Threats

Competition within the sector is fierce, while from time to time more competitors with strong capacities enter into the sector.

•      Investors

Ever since its establishment, 55tuan Group operates relying on the entrepreneur’s self-owned capital. In May 2011, 55tuan Group announced that it had finished its first round strategic financing, its investors included famous professional investment entities such as CDH Investments, Tianyou and Zero2IPO, and successively there would be other internationally famous investors joining in while the total amount of anticipated financing was US $ 0.2 billion. At the same day 55tuan Group declared the kickoff of its operation of oversea IPO.

•      Analyst’s Comments

55tuan Group brings the Wal-Mart Mode into the sector of group buying, affords liabilities to the users during the whole process, and expands users’ experience from online shopping to site shopping, which is a beneficial trial for enhancing users’ experience.

At present one of the key obstacles lying in the way of group buying sector is the lack of guarantee for the service, which leads to decreasing of consumers’ trust level and hinders the healthy development of the sector. 55tuan Group incorporates suppliers of products and services into its company management, which definitely will help correct the forgoing situation; what we should pay attention to is that, to achieve effective management upon suppliers from all kinds of traditional sectors, the key task is to set up a complete set of online and offline management methods and systems upon suppliers, and without such effective management system, it may increase the operation costs of group buying companies.

6. Research upon the Future Development Trend of Chinese Style Group buying

Ever since the fourth quarter of 2010, the involvement of capital has once got the operation core of group buying website deviated: group buying websites are very enthusiastic to advertisement launch with the purpose of struggling for sales volume and building brand awareness, and network medias, outdoor medias, TV medias and print medias become the main battlefield of group buying websites in the first level. Within the period of one year, the quarterly transaction scale of many group buying websites exceeds RMB 0.1 billion, and surpasses many B2C companies who have been in business for many years.

However, the research shows that the over-fast growth conceals many potential risks. Such as enterprise operation risks: to satisfy the business requirements under fast development, enterprises expand fast within a short period, which may lead to instability factors in the organization structure and the risk in the management; besides, too much focus on business target will indefinitely weaken the capacity of serving customers, which leads to the effect decreasing of users’ experience.

At present the following trends in the market deserve our attention:

First, it occurs in the group buying market that the leading companies begin to integrate the market resources. From the aspect of capital, the final financing of enterprises at the first level has become the target in competition among investors, while enterprises at the second and third levels are set at the turning points: their financing pressure is increasing and their business development is confronted with bottleneck. Therefore, these companies choose to enter into alliance with each other, or adopt the measure of cooperating with companies at the first level, so as to enhance their competitive ability.

Second, openness has become one of the general trends of the sector. Based on trend judgment of sinking and integration, research shows that, to grasp the open platform of resources can summarize the resources in the sector, so as to promote the optimization of market structure. Take QQ group buying for example, through linking in group buying websites of quality, the commodities presented by QQ platform every day come up to nearly 10,000 categories. As a platform with users resources, brand resources and platform management capacity, by integrating upstream group buying companies and shops resources and making use of the convenience of channels, QQ helps the fast and efficient concluding of transactions. Open platform reduces the marketing pressure of group buying websites and shops, so that they can focus on products and services.

In the end, since that the group buying websites providing service based on localized life have sank the service chain down: on one hand, group buying websites begin to enhance users experience, and with this as its orientation, they enhance the localization, perform standard management upon shops’ resources and guarantee the service level. For example, trials such as refunding services, appraisal system and appointment services are all improvements upon users experiences of service by group buying websites; besides, group buying websites’ management upon shops also gradually develops to be systematic, and management upon shops’ service through credit system, account period management, data support and so on will also become the operation focus.

7. Action Research upon Internet Group buying Users in China

This report adopts the method of questionnaire investigation, chooses lots of samples in the first and second level cities of China and performs research upon users’ acts and nature characters. This chapter extracts part of the investigation data, and analyses and describes the consuming act part of users. For other part of data, please refer to the 2011 Investigation and Research Report upon Internet Group buying Users of China.

7.1 Users’ Maximum Amount of Expenditure

Chart 7- 1 Amount of the Largest Order

Data demonstrates that, the maximum payment of group buying users is mainly made for commodities and service with price under RMB 300. Among which, the payment between RMB 100 to RMB 300 takes 27%, while payment between RMB 100 to 300 takes 41%. Users’ accepting rate for commodities and services of more than RMB 1000 is comparatively low, and takes no more than 5% of all.

7.2 Percolation Rate of Group buying Service

Chart 7- 2 Percolation Rate of Group buying Service

Data shows that, users with group buying experience take 84% of the target samples. The present internet users’ knowledge about group buying business has gradually become deeper and most users have once had consuming experience of group buying. This means that group buying has percolated completely into the life of internet users of China within a short period, and has played its role.

7.3 Group buying’s Stimulating Effect upon Internet Shopping

Chart 7- 3 Group buying’s Stimulating Effect upon Internet Shopping

Data reveals that, 87% of group buying users come from the original internet shopping users group. Investigation result shows that, 87% of the group buying users had had internet shopping experience before. Vice versa, group buying also has some stimulating effect upon the whole internet shopping market; wherein 3% users opened the internet payment business for the experience of group buying, and 10% of the original negative internet users activate their accounts.

7.4 Status of the Main Promotion Channels

Chart 7- 4 Status of the Main Promotion Channels

Data displays that, users get to know the group purchase information mainly through the advertisement promotion on internet, and more than 60% users have accepted internet advertisement information. What needs to be noticed is that, the recommendation by friends is the second effective information distributing method only behind internet advertisement. Wherein, 42.6% group buying users have accepted group buying information recommended by friends. The fast development of social intercourse media such as IM, twitter and SNS is the important support for the reputation dissemination.

7.5 Users’ Visit Frequency upon the Websites

Chart 7- 5 Users’ Visit Frequency upon Websites

Data manifests that, group buying users’ loyalty towards group buying business is comparatively high, nearly 40% users visit the group buying website every day, and about 75% users visit the group buying website every week. Group buying websites have established comparatively high user loyalty within a short period, and users’ requirements for local life service have been quickly stimulated and satisfied.

7.6 Consuming Classification of Users’ Group buying

Chart 7- 6 Consuming Classification of Users’ Group buying

Data shows that, among items users consumed through group buying websites, the catering items take the biggest percentage of 30%, the second is entertainment, which takes 25%, and the following items in sequence are life service, internet shopping and discount coupons, which respectively take 16%, 14% and 13%. Consuming based on local life service is the main part of service provided by group buying websites.

7.7 Innovation Service in Which Users Are Interested

Chart 7- 7 Innovation Service in Which Users Are Interested

Data shows that, the interest of group buying users for innovation businesses has the following characteristics: Users’ first interest is in real time refunding, wherein 23% users hope that such service can be opened; 23% users would like that the service can be more deep in the aspect of localization; users also are very interested in the function of online appointment, wherein 16% users wish that they can make online appointment and reservation for local life service they subscribe.

Analysis International’s Copyright Statement 2011

1.         All contents contained in this report (including but not limited to text, data, pictures, icons, research models, logo, and originality and so on) belong to Analysis Co., Ltd. (Analysis, hereafter this Company), and are under the protection of copyright laws in China and around the world. For any copy (means collection, assembly or reassembly) of any content of this report, this Company has exclusive right and is under the protection of international copyright law. Any other use of the forgoing content of this report, including amendment, publishing, transmission, re-publishing, transaction, display and so on, is completely forbidden.

2.         No re-producing, copying, plagiarizing, transaction of this report or any part of the same is allowed, neither is any commercial use of the forgoing without this Company’s permission. If users of the authorized copy of this report use the content of report provided by Analysis for purposes such as commerce, profit and advertisement, they need to get Analysis’s special authorization in writing, clearly indicate that the same is referred from Analysis and pay copyright royalty to Analysis according to relevant provisions in Chinese and international copyright laws. If client companies of authorized versions of report provided by Analysis use such report for non-commercial, non-profit and non-advertising purposes, they should only use it for internal purposes within client companies, and should not distribute it to any third party organizations, legal entities or natural personnel in any way. If this Company confirms that the act of client is illegal or harmful to the Company’s interest, this Company will retain right including but not limited to refusing to provide service, freezing members’ proprietary accounts and seeking criminal liabilities and so on.

3.         This Company is responsible for other’s IP rights in this report. If you confirm that your works are plagiarized in some way, and such plagiarizing is against Chinese and international copyright law, please make copyright claim with this Company.

4.         Client’s of authorized report version of this Company can enjoy value-added service in the identity of member of Analysis International (Members at different levels enjoy different value-added services).

5.         Copyright issues relevant to this report will be governed by laws of People’s Republic of China. We reserve the right to explain and amend the forgoing liability disclaiming conditions and terms.

Annex C

Confidential	Beijing WOWO Tuan Information Technology Co., Ltd	WOWO

Agreement Series:

WOWO Tuan Merchant Agreement (The Agreement)

Party A:	Beijing WOWO Tuan Information Technology Co., Ltd	(The ‘Party A’)

Party B:		(The ‘Party B’)

Both Parties friendly agree that Party B can organize customers who have common needs to make group buying on Party A’s web site (URL: www.55tuan.com).

Article One Cooperation Contents and Methods

1.1       Group buying refers to Party A launches Party B’s product information on its website, Party A will collect corresponding fund firstly and then pay to Party B according to terms and conditions in the Agreement. ‘Group buying subscriber’ refers to consumers. ‘Group buying price’ refers to the price launched on Party A’s website, which is determined by Party A. ‘Group buying Coupon’ refers to the electronic voucher sent by Party A to subscribers.

1.2       Refer to Annex One for product information and cooperation methods.

1.3       Payment

1. 3. 1 The total sales revenue= the real sales numbers x settlement price.

1. 3. 2 The amount of consumption = real consumption numbers x settlement price.

1. 3. 3 After the group buying activity done, within one workday, Party A will pay Party B 50 percent of the total sales revenue (The first payment) . When the real consumption numbers reaches 80% of real sales numbers, Party A will pay Part B the balance of the total consumption sales subtracting the first payment within one workday. Within five workdays after the date of expiry of group buying coupon, Party A will pay Party B the left payment based on the total amount of consumption.

Article Two The liabilities of Party A

2.1       Party A will launch Party B’s product information on the homepage of local website.

The exact launch date will be informed to Party B by Party A in advance. Part A reserves the right to adjust the launch place of Party B’s product information when the daily group buying reaches or exceeds the maximum of daily buying.

2.2       If the group buying is successful, Party A will provide Party B the relevant data which

1

will be used to accept and verify group buying subscriber information and the real sales numbers.

2.3                     In order to promote Party B’s product, Party A can use available online media to spread Party B’s product information. Party A can edit, use, display, quote, forward, copy, publish and spread the brand, trademark, service marker or other materials provided by Party B related to products or service.

2.4                     Party A will confirm the launching page with Party B. If Party B does not make any confirmation or feedback, it will be seen approved, and shall not require Party A to make any change in the future.

Article Three The liabilities of Party B

3.1                     Party B will not cooperate with other group buying websites and will not terminate the activity within 30 days after signing the Agreement.

3.2                     Party B needs to provide Party A with business certificate and related licenses. After signing the Agreement, Party B needs to provide launching material and physical sample for free. The materials, samples and related information must be legal. The sample should be the same with those products sold to group buying subscribers and should meet the standards of state and industry’s requirements. The materials and group buying products should be subject to laws and regulations of China and should not violate the rights and Intelligent Property of the third party.

3.3                     Party B will guarantee that during the period of group buying, the group buying price is lower than any price published on the current market, and there is also no gift promotion on this product. At the same time, Party B should not sell the product at the same price initiated by Party A in their group buying.

3.4                     Party B should provide training to relevant personnel according to the conduct procedure made by Party A. Party B should provide the invoice in line with the price used in group buying.

3.5                     Party B guarantees that Party A can make refund to subscribers and can deduct relevant expenditure from the balance, or get reimbursement accordingly where Party B could not provide products to subscribers during group buying activity.

Article Four Agreement Breach

4.1                     The two sides should be strictly subject to this agreement. The one who breaches the agreement should bear the liability for compensating the cost and expenditure of the other party. Party B agrees that Party A has the right to work out the solutions with

2

Party B on behalf of subscribers.

4.2                     In the event the parties are unable to settle a dispute between them regarding this Agreement, both parties agrees to submit the Beijing Arbitration Commission for relevant arbitration.

Article Five Miscellaneous

5.1                     No matter what kind of reason results in terminating this agreement, Party B should continue to provide after-sales service accordingly where the group buying products have after-sale service.

5.2                     The parties hereto agree to be bound by the confidentiality and non-disclosure of business information.

5.3                     The Agreement has two copies, enters into effect after sealing. Original and facsimile have the same effect.

Party A:	Beijing WOWO Tuan Information Technology Co., Ltd	Party B:

Representative:		Representative:

Date:		Date:

3

Confidential	Beijing WOWO Tuan Information Technology Co., Ltd	WOWO

Annex One Product Description

Part A: Beijing WOWO Tuan Information Technology Co., Ltd Party B:

The name of Merchant:

Merchant Tel: Fax:

Address:

The name of Product:

Price on market RMB , Party B agrees Party A can organize group buying based on the price RMB( ). The validity of Coupon ( )months ( )days

Product Details:

Contact person QQ/email:	Tel:

Open time:	Validity:

Need reserve or not: ☐Y ☐N	Reservation days:

Reservation Tel:	Daily limited Reservation Numbers:

The minimum Group buying:	The maximum Group buying:

Valid for one person only: ☐Y ☐N	with other offers: ☐Y ☐N

Need Express: ☐Y ☐N	When to deliver the Express:

Other limitations:

Special requirements from merchant:

Party B Bank Information: Bank Name:

Account Opening Bank:

Account :

Notice: Party B guarantees that when Party A transferring relevant payments to Party B’ s account will be seen as being subject to this agreement. Party B will guarantee the usage, authenticity and accuracy of the above account.

Notice:

Note:	1. remind the merchant to communicate with reception regarding to restaurants.
2. please keep merchants’ contact phone available.

Party A (seal)	Party B (seal)

4

Annex D

I. Confirmation and Acceptance for Service Terms and Conditions

This agreement of service terms and conditions are made and entered into between users (“you”) and 55tuan Information Technology Co., Ltd (as “55tuan” hereunder). 55tuan website is made up of several websites and WebPages operated by 55tuan or its associates (combined as “55tuan website”).

i.                                Remind hereto by 55tuan, users (you) should read carefully and completely accept this service terms and conditions. Otherwise, you are forbidden to use this service if disagree to and/or randomly modify these clauses.

ii.                             55tuan Company can update at liberty these clauses without additional notice. Service terms and conditions of 55tuan company (abbreviated as “service terms and conditions” hereunder) once occurs alteration, the company could announce modification contents in webpage. Those original terms and conditions shall be replaced effectively by the modified ones immediately after announcing in webpage. You can log in 55tuan website to search for latest terms and conditions at any time.

iii.                          You also acknowledged that you accept legal capacity and disposing capacity provided by 55tuan while place orders, and shoulder responsibility for information truth provided in orders as well. If you are not old enough to enter into binding contract with 55tuan (including but not limited to electronic contract) according to regulations of law, you are not allowed to use this service and accept service terms and conditions as well.

II. Services provided by 55tuan

i.                                55tuan Company has subsidiaries and associated legal entity (“associated entity”). In certain circumstances, these enterprises will offer services for you on behalf of 55tuan Company. You hereby agree to services being entitled to be provided by subsidiaries and associates.

ii.                             Through mix product service, 55tuan provides abundant online and offline resources, as well as products and services information, including but not limited to various group purchase’ information services, e-mail, web forum and chatting room, etc. (abbreviated as “services” or “these services”). This terms and conditions apply to all kinds of services provided by 55tuan and its associates, however, if specific services have separated service terms and conditions, guidance or rules, you shall pursuant to this terms and conditions and clauses, guidance or rules etc. related to above service announced by 55tuan at any time. The above said guidance and rules constitute a part of this terms and conditions.

iii.                          “Group purchase’ information service” is one of services offered by 55tuan. It means the information service that 55tuan Company gathers a bulk of consumers with the same purchase intention through internet or mobile internet or other media, conducts purchase behavior to operating units, such as catering and markets etc., as a result, requires information service commission from the consumers.

iv.                         55tuan Company devoted to providing optimum service experience and can continuously conduct innovation and alteration for type and nature of services without prior notice.

v.                            You acknowledge and agree that in the event of you are not allowed to get access to your account by 55tuan Company, then the services, account materials or any documents or other contents included in your account cannot be accepted.

III. Usage service of users

i.                                Users have to install equipments for Internet and Telecom value added service by his/her own, and pay expenses on communication and information etc. of individual network or imposed by third party (including but not limited to Telecom or Mobile Communication providers).

ii.                             Except additional agreement with 55tuan Company thereof, you agree that this service is only used by individual instead of for commercial purpose. Either you are not allowed to duplicate, copy, sell any part or usage or requisition of this service, or carry out research and advertising as well as for other commercial purpose in taking advantage of this service, except for additional applicable guidance or rules provided on specific service by 55tuan Company.

iii.                          Comply with concerned national laws and regulations, rules and regulations in using services provided by 55tuan.

iv.                         Prohibit sending information with contents which interfere with social security, or with illegal, false, interruptive, humiliated, threatening, harmful, destructive, provocative and pornographic contents.

v.                            Based on importance of network service provided by 55tuan, this agreement with users witness as follows:

1.                   Provide detailed, accurate personal materials.

2.                   Continuously update register materials in compliance with promptly, detailed and accurate requirements.

3.                   Users shall make sure security of user name, password and other personal information, shall be fully responsible for all activities and events carried out by them.

4.                   Each user has only one correspondent user name and password, transference is not allowed.

IV. Service Norms for Group Purchase

For one of services provided by 55tuan Company— time-limit network group purchase service, in addition to understand and abide by foresaid norms of this terms and conditions, users shall also understand and abide by norms as follows:

i.                                     Products, Price and Quantities of group purchase

1.                   55tuan Company promises that each item of products’ information is true and effective, in witness whereof the agreement signed by and between 55tuan Company and sellers as guarantee. 55tuan Company will reasonably check sellers’ qualification, products’ quality and certificate and identification related to security. Sellers shall be responsible for products’ quality and security.

2.                   55tuan Company is entitled to decide price of 55tuan coupon, minimum limited-to-purchase quantity for group purchase, numbers of 55tuan coupon used in each purchase for every customer and total amount of 55tuan coupon in each group purchase, and to reserve right to modify at any time.

3.                   Users accept group price and limit-to-purchase quantities when purchase group-purchase products, and accept usage limit, these terms and conditions, as well as other norms of 55tuan coupon and of instructions in webpage.

ii.                             Acquisition and usage of 55tuan coupon

1.              55tuan coupon must be used in validity period, unless agreed through and by 55tuan and sellers, overdue 55tuan coupon cannot be as consumption voucher.

2.              55tuan coupon is unendorsed and unregistered to loss, user shall be responsible for personally loss, password unveil and acquisition by others disguised for coupons, in the event of user failed to safeguard coupons appropriately.

3.              55tuan coupon can only as consumption voucher for users, not as cash.

4.              55tuan coupon cannot be used with other privilege, unless allowed or specifically stated by sellers.

5.              Purchase 55tuan coupon in any other channels other than from 55tuan Company, any problems caused by, including but not limited to failure to acquire products or services, in this case, 55tuan Company cannot guarantee your legal equity based on laws.

6.              55tuan Company is not responsible for any problems caused by transaction and transference of 55tuan coupons by customers’ own.

7.              55tuan Company is not responsible for failure to enjoy service or consumption caused by failure to appoint in advance, in the event of appointment in advance pointed out in 55tuan coupon.

8.              If without specific statement, users are entitled to ask sellers to issue formal invoice with sufficient amount on consumption of 55tuan coupon. Sufficient amount means amount of purchasing 55tuan coupon, not original price of group-purchase products. 55tuan Company is not obliged to issue any invoices to users and is not responsible for invoice-issuing by sellers.

9.              Users clearly know that sellers will be fully responsible for all losses and damages of group-purchase products caused by in process of consumption when users consume in place of sellers.

10.       Each 55tuan coupon shall be totally converted in one-time, unless additional stated by 55tuan or 55tuan coupon.

11.       55tuan Company is entitled to design terms and conditions of profit-return activities by its own and to have independent judge and determination rights for profit-return activities, including but not limited to whether users are allowed to attend profit-return activities, whether users are satisfy profit-return conditions and how to use after acquire profit-return etc.

12.       55tuan Company has right to modify or cancel any statements and promises in one side, in the event of false products’ information occurred on website or products were in out-of-store condition.

13.       55tuan indicated clearly the price and profitability of group-purchase products. This kind of information shall be modified without any notice.

14.       After confirmed your purchase orders, in the event of due to sellers raise price, which caused fluctuation of group-purchase price along with fluctuation of taxation, or due to mistakes of 55tuan Company which inflict price fluctuation of group-purchase price, you are entitled to cancel orders. Hope you to inform customer service department promptly by e-mail or telephone.

iii.                          Refund

We will arrange refund promptly to users in conditions as follows:

1.                   The group-purchase failed due to person numbers are not enough to reach minimum numbers;

2.                   Sellers failed to or refuse to provide service in validity period of group-purchase after group-purchase was carried out successfully in some conditions, such as sellers flee, closed and bankrupted etc.

V. Users’ password and account’s security

i.                                You may be required to provide personal information (such as identification or contact materials) as a part of register procedure of service or of using service lastly for purpose of acquiring certain services. You agreed that any registration information given to 55tuan Company is accurate, correct and latest. Registration and usage of user’s name and nickname shall be in conformity with network morality, abide by concerned laws and regulations of PRC.

ii.                             You shall maintain the password and protect security of account after finished registration procedure and accepted password and account. You shall be responsible for activities in taking advantage of your password and account by others. 55tuan Company is not responsible for behaviors of illegally or in unauthorized condition using your account and password until make identification with. IN WITNESS WHEREOF, you agreed and promised as follows:

1.                   Immediately inform 55tuan Company in an effective way in case that your password or account were used in unauthorized condition or suffered any other security problems.

2.                   Users agreed to accept products’ promotion information or other related commercial information given by 55tuan Company through e-mail, webpage or other legal methods. In condition of using Telecom value added service, users agreed to receive related service information or other information from this company and its cooperative companies through value added service system or other methods, other information including but not limit to notice, promotion and advertising information etc.

VI. Privacy and your personal information

i.                                Please refer to privacy policy of 55tuan Company for information of data protection practices. This policy explains the methods of 55tuan Company to deal with your personal information and protects your privacy in using service.

ii.                             55tuan Company protects users’ privacy materials, such as e-mail and telephone number etc., and promises not to lease or sell personal material information to any third party without consent of users, unless in condition as follows:

1.                   Users agreed to share materials with third party.

2.                   Users agreed to unveil their personal materials in enjoying products and services provided.

3.                   55tuan Company shall comply with court subpoena, laws’ order or abide by laws’ procedure.

4.                   55tuan Company finds that users violated service terms and conditions or other instruction regulations.

iii.                          Specific agreement of users’ privacy shall be based on privacy statement of 55tuan

Company. In event of materials provided by users include incorrect information, 55tuan Company reserves right to terminate users’ access to network service.

iv.                         You agreed to use your data in conformity with privacy policy of 55tuan Company.

VII. Public information posted in 55tuan website

i.                                Users confirmed and agreed that all discussions on forums, electronic bulletin board service, chatting room and/or other messages or communication facilities (united as community) are public, not private messages. Therefore, others may read communication contents of users without approval from users. Any news, words, software, music, audio, picture, figure, video, information, registration materials of users or other materials (as “contents” hereunder) forwarded in methods of uploading, posting, sending instant messages, e-mail or any other ways, whatever forwarded in public or private, contents providers shall bear responsibility for. 55tuan Company neither can control contents sent through this service, nor get behaviors of users in comprehensive control, therefore, this company is not responsible for guaranteeing legality, correctness, completeness, truth or quality of contents, for any related to community and any actions taken in taking part in community by users; you have predicted that you may access to unhappy, uncomfortable or disgusting contents in using this service, and agreed to judge by your own, bear risks as well, instead of depending on 55tuan Company.

ii.                             You agreed that contents posted in public area or in scope of service item, including but not limited to characters, pictures, figure or video and audio materials, shall be observed to authorize 55tuan Company globalization, license-free, non-exclusive, fully sublicense right and forever effective use right. 55tuan Company can duplicate, modify, alter, adapt or publish and forward in mobile phone the above said contents for the purpose of displaying, disseminating and promoting or any other destination.

iii.                          For the posted contents, you guaranteed that you have possessed necessary rights or authorized rights to carry out behaviors of providence, post, uploading and submission.

iv.                         Links and search engine service: other website links included in 55tuan website are only providing convenience for users, not mean 55tuan website supports and be responsible for contents of third party’s website and their accuracy. This service or third party can offer links connected to websites or resources of other international internet. Due to these websites and resources are not in control of 55tuan Company, you understand and agree that: 55tuan Company is not bearing responsibility for no matter whether these websites and resources can be used or not; 55tuan Company is also not guaranteeing and responsible for any contents, advertising, products or other materials existed in or derived from these websites or resources. 55tuan Company is not shouldering direct or indirect responsibility for any damages or losses to users caused by using or depending on any contents, products or service acquired from or through these websites or resources. In case that contents included in links or links provided by search engine in your opinion infringe your rights, 55tuan Company has stated has noting to do with above contents, so it’s not necessary to shoulder responsibility. But 55tuan Company suggests that you contact those websites or legal department to look for legal protection.

v.                            However, in any circumstance, 55tuan Company has right to (not obliged to), in consideration of itself, refuse and delete contents which violated terms and conditions or dissatisfied contents by 55tuan Company or other users. In the event that users violated national laws and regulations or terms and conditions of this service, 55tuan Company has right to take any necessary measures, including but not limited to filter, edit or remove any contents published by users or suspend or close accounts, halt to provide total or part of services for users without bearing any responsibility through adjudication and judgment by its own, save relevant records and report to concerned institutes; if caused 55tuan Company or cooperative companies suffered from any damages or disputes, litigation and claims etc. from third party, users shall compensate correspondent losses to this company or cooperative company and bear legal responsibility for all results produced in violating terms and conditions.

VIII. Ownership of contents of network service

i.                            Contents of network service defined by 55tuan Company include: characters, software, audio, picture, record, all contents in graph, all contents in e-mail, other information provided by 55tuan for users. All these contents are protected legally by copyright, trademark, label and other property ownership.

ii.                         Users cannot use these contents until being authorized by 55tuan Company and obligee, use, plagiarize, copy, modify and edit these contents or create derivative products related to these contents without permission are not allowed. Users accept group price and limit-to-purchase quantities when purchase group-purchase products, and accept usage limit, these terms and conditions, as well as other norms of 55tuan coupon and of instructions in webpage.

iii.                      Any user accept this terms and conditions, which means this user transfers freely and exclusively 55tuan Company economic rights of any information published in 55tuan website at any time and in any form in an voluntary way, including but not limited to: duplicate right, distribution right, lease right, exhibition right, performance right, presentation right, broadcasting right, communication right of information networks, production right, adaption right, translation right, assembly right, as well as other transferable rights enjoyed by copyright owner, to allow 55tuan alone or with other copyright works to duplicate, modify, publish, edit, distribute, perform and display information through any media and techniques, not limited by time, as well as areas. Meantime, this user authorizes 55tuan to file legal proceeding separately on any subject infringement and to claim total compensation.

IX. Service risks and relief statement

i.                       You understood and agreed to bear risks independently for services which were provided in “current situation” method. Services involved in internet and mobile communication services etc., which may be affected by unstable factors in all links. Therefore, users shall be responsible for risks which caused service suspense or failure to satisfy users’ needs, such as force majeure, computer virus, system instability, users’ location, shut down computer by users and communication line reasons etc.

1.                   55tuan Company and its subsidiaries, as well as its associates is not necessarily to make statement or guarantee as follows:

1)                  Satisfy your needs for using services.

2)                  Services are prompt and safe, without suspense or mistakes.

3)                  Any information acquired in using services is accurate or reliable.

2.                   55tuan Company is not responsible for failure to send and receive reading messages, or transmission in mistake and to save time effectiveness designed by person or for other problem caused by foresaid risks.

3.                   You understood and agreed to formulate and bear risks by your own for any materials acquired in using services.

4.                   Any suggestion or information (whatever in oral or in written) acquired from 55tuan or through or acquired from services do not constitute any guarantee which unclearly stated in this terms and conditions.

ii.                             In the event that company’s system suffered breakdown, which affected common operation of this service, this company promises to cooperate with related institutes immediately in order to repair promptly. However, 55tuan Company is not responsible for economical losses caused. Besides, 55tuan Company reserves right to suspend any parts of this service without prior notice for purpose of maintenance, update or other destination.

iii.                       Usage and storage: you acknowledged that 55tuan is entitled to formulate general measures and limits for this service, including but not limited to this service will reserve users’ information, e-mail information, posted contents or longest period of other uploading contents. You agreed that 55tuan relieves responsibility for deletion or unsaved of any information, communication materials and other contents saved or forwarded through this service. You also agreed that 55tuan is entitled to randomly alter these general measures and limits in its own opinion, no matter whether give notice or not.

iv.                         Responsibility limits

1.                   You understood and agreed that 55tuan Company, its subsidiaries and associates, as well as its licensors are not responsible for direct, indirect, particular and consequent damages, which may derived from: inappropriate method to use network service, purchase commodities or carry out services with same type on the internet, conduct transaction on-line, use illegally network service or alter the sent messages. These behaviors are all possible to damage 55tuan Company’s image, therefore, 55tuan Company firstly proposed the possibility of these damages.

2.                   55tuan Company relieves from bearing responsibility for collapse of sale system of 55tuan caused by force majeure or other uncontrollable reasons or for failure to finish transaction or information losses caused by failure to use commonly. However, 55tuan Company will try its best to assist with to handle resolution matters and endeavor to relieve customers from suffering economic losses.

3.                   Except other limitation regulated in usage regulations of 55tuan Company and excluded situation, within limitation of laws and regulations of PRC, 55tuan Company, directors, administrative staff, employees, agents, or other representatives relieve from being responsible for in any situation any direct, indirect, particular, attached, consequent or punitive damages or damages in other nature caused by or related to transaction.

4.                   In any situation, 55tuan Company is responsible for compensating each 55tuan coupon, whatever responsibilities under contract, guarantee, infringement (including negligence)

or other responsibilities, the compensation funds will not exceed total amount of consideration.

v.                           Exemption responsibility

1.              The 55tuan coupons will be exchanged into commodities or service by sellers. Sellers not 55tuan Company are sales person and providers for commodities and service. Sellers are responsible for cashing your 55tuan coupon of products or service. Users shall bear responsibility independently for their interaction with sellers and other users.

2.              Users confirmed hereto to relieve 55tuan Company, its directors, administrative staff, employees, agents or other representatives from bearing responsibility for compensation of commodities or service of sellers, including but not limited to violation of laws and regulations by sellers or failure to abide by provisions of 55tuan coupon.

X. Service alteration, suspense and termination

i.                             Service alteration

1.              Ownership, operation right and all explanatory right of this service belong to 55tuan Company. Services provided by 55tuan shall be implemented in conformity with published general regulations, service terms and conditions, as well as operation specifications.

2.              55tuan reminds specifically users that 55tuan Company has right to modify service contents, suspend part or total of services with or without prior notice for purpose of safeguarding autonomous right of sellers development and adjustment. Modification will be published in related webpage of 55tuan website, being observed as notice once announced. 55tuan Company relieves responsibility for users or any third party.

3.              55tuan has right to alter or suspend at any time characteristics or settings of any respect, including but not limited to written scheme, contents, service time and necessary visit equipments. 55tuan relieves responsibility for word-setting mistakes or ignorance related to texts or film. In addition, 55tuan Company is entitled to stop disseminating any information or part of or certain kind of information at any time, to change or reduce transmission methods, speed or other signal characteristics.

ii.                        Service suspense and termination

1.            If any condition below happened, this company is entitled to suspend or terminate to provide service for users without prior notice:

1)                  Users provided untruthful personal materials;

2)                 Users violated regulations of this terms and conditions;

3)                 In accordance with requirements of department in charge of;

4)                  Other particular situation which was thought to satisfy overall service requirements.

2.            Users and 55tuan Company can suspend one or several network services at any time according to actual conditions. 55tuan Company is not entitled to terminate or suspend services for any users until users’ behavior was thought to unacceptable or violate this terms and conditions. Users can perform rights below if disagree with modification of services or dissatisfy with services:

1)                 Stop using network service of 55tuan.

2)                 Announce 55tuan to stop providing services for this user.

3.            Users’ access to network service was not terminated immediately until terminated users’ services. Users have not right to ask 55tuan and 55tuan is not obliged to disseminate any unsettled information or unfinished service to users or third party since then.

XI. Trade mark information of 55tuan Company

i.                                [55tuan, 55tuan logo] etc. and other marks, as well as names of products and service are all trade marks of the company (specified as “55tuan marks” hereunder). You are either not allowed to display or use 55tuan marks or do other disposal, or present in others that you have right to display, use marks or other behavior of being entitled to dispose marks without prior written consent of 55tuan Company.

XII. Modification of terms and conditions

i.                                55tuan Company is entitled to alter contents of terms and conditions. It will present alteration contents after alteration.

ii.                             Users shall voluntarily cancel this network service if disagree with modification of terms and conditions.

iii.                      You will be observed as agreement with modified terms and conditions if you continue to use our service after alteration.

XIII. Others

i.                                Title of this terms and conditions is only convenient for reading and taking part in, instead of defining or limiting terms and conditions of this agreement.

ii.                             In the event of service provisions of 55tuan Company are contradictory to laws of PRC, these provisions shall be re-explained fully according to laws and regulations. Other legal provisions shall remain legally effective and influential.

iii.                      These service provisions are indispensable, in the event of any regulation of these service provisions was judged as ineffective or unenforceable, this regulation can be deleted and the remaining provisions shall still be enforced.

iv.                     Conclusion, execution and interpretation, as well as disputes resolution of this agreement are applicable to laws of PRC.

v.                            Both parties shall resolve disputes on contents or execution of this agreement through consultation; if consultation cannot be achieved, any party can apply for arbitration with Arbitration Commission of Beijing for adjudication according to effective arbitration rules.

SIMPSON THACHER & BARTLETT LLP

AMERICAN LAWYERS

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(852) 2514-7650	clin@stblaw.com

November 22, 2011

CONFIDENTIAL

Amanda Ravitz

Tom Jones

Mary Beth Breslin

Eric Atallah

Kevin Vaughn

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Wowo Limited

Amendment No. 2 to Confidential Draft Registration Statement on Form F-1 Submitted on October 27, 2011

Dear Ms. Ravitz, Mr. Jones, Ms. Breslin, Mr. Atallah and Mr. Vaughn:

On behalf of our client, Wowo Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), we enclose ten (10) copies of the Company’s revised draft registration statement on Form F-1 (the “Revised Registration Statement”) for review by the Securities and Exchange Commission (the “Commission”) on a confidential basis. The Revised Registration Statement has been marked to show changes to the draft registration statement confidentially submitted to the Commission on October 27, 2011. On behalf of the Company, we wish to thank you and the other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

Leiming Chen	Philip M.J. Culhane	Chris Lin	Sinead O’Shea	Jin Hyuk Park	Youngjin Sohn	Kathryn King Sudol

Resident Partners

Admitted in New York

NEW YORK	BEIJING	LOS ANGELES	LONDON	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

SIMPSON THACHER +9& BARTLETT LLP IS A REGISTERED LIMITED LIABILITY PARTNERSHIP ESTABLISHED UNDER THE LAWS OF THE STATE OF NEW YORK. THE PERSONAL LIABILITY OF OUR PARTNERS IS LIMITED TO THE EXTENT PROVIDED IN SUCH LAWS. ADDITIONAL INFORMATION IS AVAILABLE UPON REQUEST OR AT WWW.SIMPSONTHACHER.COM

The Company has responded to all of the Staff’s comments by revising the draft Registration Statement to comply with the comments, providing an explanation if the Company has not so revised the draft Registration Statement, or providing supplemental information as requested. In addition to the amendments made in response to the Staff’s comments, the Company has also revised the draft Registration Statement to reflect developments since the time of the last confidential submission.

Set forth below are the Company’s responses to the comments contained in the letter dated November 10, 2011 from the Staff. The comments are retyped in italicized bolded type below for your ease of reference and are followed by a summary of the responsive actions taken. We have included page numbers to refer to the location of the Revised Registration Statement where the disclosure addressing a particular comment appears.

Prospectus Summary, page 1

1.                                      We note your response to prior comment 2; however, given that your statement is based on total deals offered and total deals for local services offered for a one-month period, and your position with respect to additional metrics on which leadership could also be measured such as revenue, total deals sold, or number of visitors or purchasers is not disclosed, it remains unclear why you say you are “the” leading provider of local social e-commerce services in China. Please revise or advise.

The Company has revised the referenced disclosure on pages 1 and 99 in response to the Staff’s comment.

Related Party Loans and other Payments, page 125

2.                                      We note your supplemental response to prior comment 15. Please expand this section of your document to disclose the material terms of the underlying transaction mentioned in your supplemental response.

The Company has revised the referenced disclosure on page 128 in response to the Staff’s comment.

2

Note 1 - Organization and Principal Activities, page F-11

3.                                      We note from your responses to prior comment 19 and 31 that you believe most companies in the industry will be acquired or liquidated in the short term because of a funds shortage. In light of these economic challenges facing companies in the industry, it remains unclear to us how you determined a 10 year useful life was appropriate for acquired trade names and domain names. Please explain in greater detail how you considered these economic challenges facing the industry in determining the 10 year estimated useful life.

The Company respectfully submits to the Staff that the Company recognizes the acquired trade names and domain names at fair value as of their respective acquisition dates which is measured with their respective highest and best use. However, after the acquisition, these trade names and domain names are no longer used by the Company on a stand-alone basis but are used simply to redirect users to the Company’s primary site, 55tuan.com. Therefore, the Company has revised the estimated useful life of the acquired trade names and domain names from 10 years to 2 years, after taking into consideration of the decrease in the user base and the substantial decline in number of times the trade names and domain names are used for the redirection after the acquisition. As the Company does not recognize the one day push down of the amortization amount of the intangible asset for the year ended December 31, 2010, there is no impact on the statement of operation due to revision in the estimated useful life. The useful life of the domain names and trade names has been revised to 2 years and disclosed in the footnote of Summary of Significant Accounting Policies on page F-21.

4.                                      Further to the above, we note that you refer to the defensive nature of the intangible asset. in light of the early stage of the industry and the lack of significant operations for many of the acquired entities, explain why you believe there will still be demand for the trade names and domain names in 10 years. Please note that your analysis should be unique to each acquisition, though you may group similar acquisitions together for purposes of this response. In this regard, if you elect to group similar acquisitions together, please provide us with an explanation of why you believe the acquired entities are similar in terms of evaluating the useful life of the trade names / domain names.

The Company respectfully refers the Staff to the response to Comment 3.

5.                                    We note in your response to prior comment 19 that you provided a sensitivity analysis whereby you state you believe that if the useful life were to be shortened to five years, the allocation to the trade name / domain name would decrease from $380,000 to $200,000. Please explain to us why the value of the intangible asset would change if the useful life was changed. In this regard, we note your response to prior comment 32 that you applied a relief from royalty method in valuing the intangible asset and that such method applied an estimated royalty rate to the revenues derived from the underlying asset. Based on this discussion, it is unclear why a change in the useful life would impact the valuation as it is not clear why either the royalty rate or the revenues from the asset would change.

The Company respectfully submits to the Staff that the change in useful life would not impact the valuation of the trade names / domain names acquired through business acquisitions. The fair value of these trade names / domain names is measured with its highest and best use.

3

6.                                      We note from your disclosure on page F-56 that you amortize your trade name / domain name intangible assets on a straight-line basis. In your response to prior comment 19, you state that the economic life of the trade names is the period you can receive benefits from the trade names by preventing other market participants from realizing any value form these trade names. Further, you state that the value of the trade names will diminish over the contractual years. Please explain to us in greater detail why you believe a straight-line amortization of these assets is appropriate in light of these factors. Tell us what consideration you gave to utilizing an accelerated amortization method for the trade name assets and why you ultimately concluded straight line amortization was more appropriate.

Based on the reasons noted in the response to Comment 3 above, the Company respectfully submits to the Staff that the Company has revised the useful life of the trade names / domain names intangible assets which are used for redirection from 10 years to 2 years.

Note 2 — Summary of Significant Accounting Policies, page F-17

Revenue recognition, page F-17

7.                                      We note your response to comments 23-29. Based on the facts and analysis set forth in your response letters, we are unable to agree with your conclusion that you are the primary obligor in the group buying deal transactions. Please address the following:

•                       Please clearly explain why you believe you are the primary obligor under FASB ASC paragraph 605-45-45-4.

•                       Alternatively, please revise your filing to present revenues on a net basis under FASB ASC section 605-45. Please note the guidance FASB ASC paragraph 650-45-50-1 which indicates that you may disclose gross transaction volumes parenthetically or in the notes to your financial statements.

•                       Please note this comment and the related revenue recognition comments below also apply to the financial statements you have provided pursuant to Rule 3-05 of Regulation S-X beginning on page F-94.

•                       In connection to any restatement in the presentation of your revenues for any of the periods included in this filing, please provide the disclosures set forth in FASB ASC 250-10-50-7 through 50-10.

The Company respectfully submits to the Staff that the Company has revised the disclosure on pages F-18 to present revenues on a net basis under FASB ASC section 605-45 in response to the Staff’s comment. The Company acts as an agent rather than as the principal in the delivery of the products or services underlying the coupon as it does

4

not assume the risks and rewards of ownership of goods nor is it responsible for the actual fulfillment of services. Both of these are the responsibilities of the merchants.

The Company has revised the disclosure with respect to the net revenue presentation in all financial statements the Company have provided pursuant to Rule 3-05 of Regulation S-X beginning on page F-103.

The Company respectfully submits to the Staff that the Company has added the separate disclosure Note 2 to all previously issued audited financial statements which have been restated, in accordance with FASB ASC section 250-10-50-7 through 50-10.

8.                                      As a related matter, please note that if you conclude that net reporting of revenues is appropriate, you are also required to present a corresponding cost of revenues line item as required by Rule 5-03(b)(2) of Regulation S-X. Please revise the tiling as appropriate to clearly describe the material components of your cost of revenues.

The Company respectfully submits to the Staff that the Company has revised the disclosure on page F-20 to describe the material components of cost of revenues in response to the Staff’s comment. Cost of revenues primarily consists of depreciation of property and equipment, payroll of the editorial personnel, processing fees paid to third- party payment service providers, logistics fees paid to third-party courier companies, website hosting costs, short message distribution costs, amortization of acquired trade names / domain names and refunds to subscribers for redeemed coupons that are not reimbursed by the merchants.

9.                                      Please provide us with supporting details of what comprises the significant components of your selling and marketing expenses. Explain to us if you plan to classify any portion of these expenses as cost of revenues.

The Company respectfully submits to the Staff that the Company has added the disclosure in Note 3 on page F-20 to describe the significant components of the marketing expenses in response to the Staff’s comment. The marketing expenses primarily consist of (i) online marketing costs, such as sponsored search and advertising on social networking sites, (ii) offline advertising expenses, such as bus exterior or metro walkway advertising and print advertising, (iii) payroll of marketing personnel, (iv) the amount of the cumulative shortfall incurred when the Company sells Wowo Coupons for a specific merchant to its subscribers at a loss that results in negative revenue on a cumulative basis in order to develop a potentially long-term relationship with the merchant, and (v) email distribution marketing costs. Any cost related expenses have been reclassified as cost of revenues. Please refer to the Company’s response to Comment 8.

5

10.                               In connection with any revision to the presentation of your revenues, please also revise your accounting policy disclosures to clearly explain how you will account for your obligation to make refunds to users for unsatisfactory services or products.

The Company respectfully submits to the Staff that the Company has revised the accounting policy disclosure on page F-19 in response to the Staff’s comment. The Company provides cash refunds or issues credits to its subscribers for unsatisfactory services rendered or products delivered by the merchants to the subscribers in accordance to the Company’s published service commitment which guarantees full refund to unsatisfied subscribers. The merchants are contractually responsible and liable for the quality of the services rendered or products provided and the Company holds the right to claim reimbursements from the merchants. Therefore, the amounts of costs that the Company incurred as a result of such refunds are minimal for all periods / years presented as cost of revenues.

Rewards program, page F-17

11.                               We note your response to prior comment 30. In connection with any revision to the presentation of your revenues, please also consider how the changes may impact your accounting for the rewards programs. Revise your accounting policy disclosures to clearly explain how you will account for these rewards programs.

The Company respectfully submits to the Staff that the Company has revised the accounting policy disclosure for the rewards program on page F-20 in response to the Staff’s comment. The Company issues referral credits to its existing subscribers (“referrers”) pursuant to the Company’s marketing programs offered to promote its group-buying platform to new subscribers (“referees”). In exchange for the promotional services provided by the referrers, the Company deposits credits that can be used for future purchases in the referrers’ accounts once the referees make purchases. Pursuant to ASC 605-50, the merchants are considered the Company’s customers under the deemed agency relationship model, therefore when the Company provides the referrers with credits, the Company accrues costs at issuance in accrued expenses on the balance sheets, with a charge to selling, general and administrative expenses on the statements of operations.

6

Note 3 — Segment Information, page F-24

12.                               We note your response to prior comment 34 that your sales districts “could meet [the] criteria of an operating segment...and could potentially be considered as a separate operating segment.” Please clarify for us your conclusions as to whether the sales districts represent separate operating segments. Refer to the guidance in FASB ASC 280-10-50-1.

The Company respectfully submits to the Staff that, due to the facts that the Company acts as an agent rather than as the principal in the delivery of the products or services and has changed its reporting of revenues from gross to net basis, and also because there is no allocation of the direct or indirect costs to sales districts level, net revenues (i.e., the commission received from the merchants) is the only available financial information provided to the chief operating decision maker at the sales districts level. Since there is no discrete financial information which contains a measure of segment profit or loss by sales districts available at sales district level, the chief operating decision maker does not have enough information to assess performance and make resource allocation decisions by sales district, and the Company concludes that the sales districts do not represent separate operating segments.

13.                               We note your analysis of the aggregation of the segments. You state that you believe the sales districts have similar economic characteristics. However, we note that the gross margins for the month of September and for the third quarter vary significantly. Specifically, we note the highest gross margin for September of 6.53% is 125% of the lowest gross margin. Similarly, we note the highest gross margin for the third quarter of 6.09% is 592% of the lowest gross margin. Please provide us with additional analysis supporting your assertion that the sales districts would qualify for aggregation. Please specifically address the following:

•                       Provide greater analysis to support your conclusion that the sales districts exhibit similar economic characteristics. In this regard, address your expectations of the economic characteristics for future periods. Refer to the guidance in FASB ASC 280-10-55-7A.

•                       To the extent that you conclude that net presentation of revenues is appropriate, please explain to us how such conclusion might impact your analysis of your segment presentation. In this regard, discuss whether there will be any changes to the reports provided to your CODM.

•                       To the extent that you conclude that you are not the primary obligor in the group buying deal transactions, please update the analysis of the aggregation criteria as appropriate. In this regard, we note your response to prior comment 35 is focused on your sale and distribution of coupons to customers rather than your arrangements with the merchants.

The Company respectfully submits to the Staff that the Company manages its sales resources based on the number of cities the sales district operates to enhance management efficiency. Nevertheless, the management may change its sales organizational structure from time to time. For example, at the beginning of 2011, the Company had no regional sales managers. As the number of cities where the Company has local service operation expands, the Company organized its nationwide sales teams

7

under four, later to eight, and then to 13 regional managers. In November 2011, the Company decided to merge its Shenzhen sales district with Guangzhou sales district due to the departure of Shenzhen regional manager for personal reasons. In addition to the current twelve sales districts nationwide, the Company owns a key-account sales team which is responsible for sales relationship with large national merchants who typically have group buying offerings launched across multiple regions. In addition, the Company is not the primary obligor in the group buying transactions and the revenue is reported on a net basis. The analysis by sales districts is only available at the net revenue level with no allocation of direct or indirect costs as the Company presents revenue on a net basis, representing the amount billed to the subscribers less the amount paid to the merchants. Since all sales districts use the same website and the same third-party payment service providers to sell the coupons, share the same editorial team and the same management team, no discrete information for each sales district is available below the net revenue line. Therefore, the financial information does not contain gross profit margin or operating expenses, or assets, allocated to each sales district. The chief operating decision maker does not have enough information to assess performance and make resource allocation decisions by sales district.

Based on the analysis stated above, the Company determines that it has only one operating segment and no analysis of the aggregation criteria is provided.

Exhibit Index

14.                               We note your response to prior comment 42. As previously requested, please file as an exhibit the agreements mentioned in the third, fourth, fifth and sixth paragraphs on page 125.

The Company has filed the two agency agreements between the Company and Beijing Baifen Tonglian Information Technology Co., Ltd. (“L-mobile”) as Exhibit 10.22 in response to the Staff’s comment. The two agreements were filed as one exhibit as they are identical in terms except for the types of services and the price information as specified in their respective Annex I.

The Company respectfully submits to the Staff that the transactions mentioned in the third, fourth and sixth paragraphs on page 128, namely (i) the cash payment collection by Mr. Yuming Wang on behalf of the Company, (ii) the cash payment collection by L-mobile on behalf of the Company and (iii) the payment of office space rental fee by Baifen Online Information Technology Co., Ltd. (“Baifen Online”) on behalf of the Company, respectively, were all entered into pursuant to oral agreements at the time of the transactions. As a result, such agreements cannot be filed as exhibits as requested by the Staff.

The Company respectfully submits to the Staff that the Company is advised by its PRC counsel, Commerce & Finance Law Offices, that oral agreements are valid and

8

enforceable under PRC contract law. These oral agreements were entered into around the time or shortly after Mr. Xu and Ms. Fang Zhou acquired Beijing Wowo Tuan, when the operations of the business were still in the process of being transferred to the new management and the additional paid-in capital was made but not available for operational purposes as it was being verified by the relevant authority. All three transactions were one-time transactions due to the special circumstances at that time. The amounts in connection with these three transactions were not significant and were all repaid in full. As such, no further obligations are owed to or by the Company with regard to these transactions and the Company does not intend to enter into any similar transactions going forward.

*     *     *     *     *

9

On behalf of the Company, we advise the Staff that the Company is aware of and acknowledges the following:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If it would facilitate the Staff’s review of the Revised Registration Statement, we would be pleased to provide an electronic copy in PDF format.

If you have any question regarding the Revised Registration Statement, please do not hesitate to contact me at (+852) 25 14-7650 (work) or (+852) 9198-4235 (mobile) or my colleague Dan Fertig at (+852) 2514-7660 (work) or (+852) 6640-3886 (mobile).

Questions pertaining to accounting and auditing matters may also be directed to Yan Wang at (+8610) 8520-7162 (work) or +(86) 138-1035-7307 (mobile) of Deloitte Touche Tohmatsu, the independent registered public accounting firm of the Company, or Daniel Wu, the Company’s Chief Financial Officer at +(8610) 6266-8858 (work) or +(86) 138-1096-8041 (mobile).

Very truly yours,

/s/ Chris Lin
Chris Lin

cc:                                Maodong Xu, Chief Executive Officer/Daniel Wu, Chief Financial Officer Wowo Limited

Leiming Chen	Philip M.J. Culhane	Chris Lin	Sinead O’Shea	Jin Hyuk Park	Youngjin Sohn	Kathryn King Sudol

Resident Partners

Admitted in New York

NEW YORK	BEIJING	LOS ANGELES	LONDON	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

SIMPSON THACHER & BARTLET'T LLP IS A REGISTERED LIMITED LIABILITY PARTNERSHIP ESTABLISHED UNDER THE LAWS OF THE

STATE OF NEW YORK, THE PERSONAL LIABILITY OF OUR PARTNERS IS LIMNED TO THE EXTENT PROVIDED N SUCH LAWS.

ADDITIONAL INFORMATION IS AVAILABLE UPON REQUEST OR AT WWW.SIMPSONTHACHER.COM

10

James Lin

Davis Polk & Wardwell LLP

Yan Wang

Deloitte Touche Tohmatsu

11